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Exhibit 1

Third Quarter Report
 2008

MI Developments Inc.

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9 Tel: (905) 713-6322 Fax: (905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2008 THIRD QUARTER RESULTS

November 7, 2008, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three and nine months ended September 30, 2008. All figures are in U.S. dollars.

	REAL ESTATE BUSINESS(1)
	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share figures)	2008	2007	2008	2007
Revenues	$55,312	$47,316	$164,646	$138,156
Net income	$42,821	$27,413	$100,073	$72,576
Funds from operations ("FFO")(2)	$52,912	$37,292	$135,769	$102,777
Diluted FFO per share(2)	$1.13	$0.77	$2.91	$2.12

	MID CONSOLIDATED(1)
	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share figures)	2008	2007	2008	2007
Revenues
Real Estate Business	$55,312	$47,316	$164,646	$138,156
Magna Entertainment Corp. ("MEC")(3)	82,323	82,151	480,541	504,399
Eliminations	(10,163)	(5,392)	(26,914)	(15,336)

	$127,472	$124,075	$618,273	$627,219

Net income (loss)
Real Estate Business	$42,821	$27,413	$100,073	$72,576
MEC — continuing operations	(27,273)	(26,149)	(34,607)	14,823
Eliminations	(763)	(1,816)	(443)	(55,091)

Income (loss) from continuing operations	14,785	(552)	65,023	32,308
MEC — discontinued operations(4)	1,920	(2,266)	(13,680)	(4,288)

	$16,705	$(2,818)	$51,343	$28,020

Diluted earnings (loss) per share from continuing operations	$0.32	$(0.01)	$1.39	$0.67
Diluted earnings (loss) per share	$0.36	$(0.06)	$1.10	$0.58

(1)
Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.

(3)
Excludes revenues from MEC's discontinued operations.

(4)
Discontinued operations represent MEC's discontinued operations, net of certain related consolidation adjustments. MEC's discontinued operations for the three-month and nine-month periods ended September 30, 2008 and 2007 include the operations of Remington Park, Thistledown, Portland Meadows, Great Lakes Downs and Magna Racino™.

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DISCUSSIONS WITH MID SHAREHOLDERS AND POTENTIAL REORGANIZATION TRANSACTION

Since shortly after the time of the Company's spin-off from Magna International Inc. ("Magna") in August 2003, certain of the Company's shareholders have expressed different views as to how the Company should be structured, managed and operated. These views have been expressed in a variety of forms, including confidential discussions among the Company and shareholders, formal shareholder proposals, special meeting requisitions and litigation (the "Greenlight Litigation" — see note 20(b) to the financial statements attached below). The Company has had a controlling equity interest in MEC since the time of the Company's spin-off. As a result of MEC's ability to continue as a going concern being in substantial doubt (see "MEC LIQUIDITY AND GOING CONCERN"), the Company's relationship with MEC has been the subject of particular focus in the Company's interactions with its shareholders.

On March 31, 2008, MID received a reorganization proposal on behalf of various shareholders of MID, including entities affiliated with the Stronach Trust, MID's controlling shareholder. The principal components of the reorganization proposal are set out in MID's press release dated March 31, 2008, which can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com. The stated objective of the reorganization was to (a) effect a substantial cash distribution to MID shareholders and (b) create a focused real estate investment vehicle, which would distribute 80% of its available cash flow, in which the interests of all shareholders would be fully aligned. The reorganization proposal included the separation of MID and MEC.

Following the announcement of the reorganization proposal, certain of the Company's shareholders expressed their opposition to the proposal. Accordingly, in early June 2008, at the direction of a special committee of independent directors (the "MID Special Committee"), MID management commenced discussions with a number of MID Class A shareholders, including those shareholders that had supported the original reorganization proposal, in order to develop a consensus on how best to amend and structure the proposed reorganization to achieve the requisite level of shareholder support.

On August 22, 2008, MID announced that it had retained GMP Securities L.P. ("GMP") as a financial advisor to liaise with shareholders in an attempt to develop a consensus on how best to reorganize MID. No consensus was reached with respect to amendments that would have resulted in a revised reorganization proposal that MID would have been asked to put before its shareholders for their consideration, and although GMP continues to liaise with the Company's shareholders, discussions with respect to the reorganization proposal have effectively terminated.

Dennis Mills, Vice-Chairman & Chief Executive Officer, stated, "I remain optimistic that, working with GMP, we will be able to develop a transaction that will attract the necessary shareholder support to proceed."

MID is continuing to explore strategic transactions and alternatives available in respect of its investment in MEC, including a recapitalization, restructuring or sales of some or all of MEC's assets, and evaluating whether, or to what extent, MID might participate in any such transactions or alternatives. In October 2008, several MID shareholders sent letters to the MID Special Committee and/or MID's Board of Directors (the "Board") expressing their views as to the process and as to how best to reorganize MID, including dealing with MID's investment in MEC, and one other person that is involved in the U.S. horseracing industry has proposed that MID sell to such person MID's loans to MEC. Many of these letters have been publicly filed with the United States Securities and Exchange Commission. Any potential transactions with MEC would be subject to review by the MID Special Committee and the approval of the Board. There can be no assurance that any transaction will be completed.

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MEC LIQUIDITY AND GOING CONCERN

In September 2007, following a strategic review, MEC announced a debt elimination plan (the "MEC Debt Elimination Plan") designed to eliminate MEC's net debt by December 31, 2008 and provide funding for MEC's operations. To address MEC's short-term liquidity concerns and provide it with sufficient time to implement the MEC Debt Elimination Plan, MID made available, through one of its subsidiaries (the "MID Lender"), a bridge loan to MEC (the "MEC Bridge Loan") with an initial maximum commitment of $80.0 million and a maturity date of May 31, 2008 (subsequently increased to $125.0 million and extended to December 1, 2008 as discussed below). The MEC Debt Elimination Plan also included a $20.0 million private placement to Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach (the Company's Chairman and the Chairman and Chief Executive Officer of MEC), of MEC Class A Stock, which closed in October 2007.

To date, MEC has generated aggregate asset sale proceeds under the MEC Debt Elimination Plan of $37.7 million, of which $26.0 million has been used to make repayments under the MEC Bridge Loan. Although MEC continues to take steps to implement its plan, MEC does not expect to be able to complete asset sales as quickly as originally planned nor does MEC expect to achieve proceeds of disposition as high as originally contemplated.

On November 5, 2008, MEC announced that it had engaged Miller Buckfire & Co., LLC ("Miller Buckfire") as its financial advisor and investment banker to review and evaluate various strategic alternatives, including additional asset sales, financing and balance sheet restructuring opportunities. MEC also announced that, as a result of the negative impact the weak real estate and credit markets have had on its ability to sell non-core assets, MEC intends to work with Miller Buckfire to develop and execute a plan to sell, or enter into joint ventures with respect to, one or more of its core racetracks in order to strengthen its balance sheet and liquidity position.

MID management expects that MEC will be unable at December 1, 2008 to repay the MEC Bridge Loan or make the required $100.0 million repayment under the Gulfstream Park project financing facility (see "CHANGES TO MEC LOANS"). Furthermore, MID management expects that MEC will again need to seek extensions from existing lenders, including MID, and additional funds in the short-term from one or more possible sources, which may include MID. If MEC is unable to repay its obligations when due or satisfy required covenants in its debt agreements, substantially all of its current and long-term debt will also become due on demand as a result of cross-default provisions within loan agreements, unless MEC is able to obtain waivers, modifications or extensions. The availability of any required waivers, modifications, extensions or additional funds is not assured and, if available, the terms thereof are not yet determinable. If MEC is unsuccessful in its efforts, it could be required to liquidate assets in the fastest manner possible to raise funds, seek protection from its creditors in one or more ways, or be unable to continue as a going concern. Accordingly, MEC's ability to continue as a going concern is in substantial doubt.

Mr. Mills added, "I believe that MEC has tremendous assets and potential upside. I am also encouraged by MEC's announcement earlier this week that it has engaged a financial advisor to help develop and execute a plan to sell, or enter into joint ventures with respect to, certain core assets and enhance MEC's capital structure. Although I have no doubt that it will be a challenge, I still believe there is an opportunity to turn things around at MEC."

CHANGES TO MEC LOANS

Given that the sale of MEC assets under the MEC Debt Elimination Plan continues to take longer than originally contemplated, in May 2008, the maximum commitment available to MEC under the MEC Bridge Loan was increased to $110.0 million and the maturity date was extended to August 31, 2008. MEC was also permitted to redraw certain amounts that it had previously repaid under the MEC Bridge Loan.

On August 13, 2008, the maturity date of the MEC Bridge Loan was extended to September 30, 2008. On September 15, 2008, the maturity date of the MEC Bridge Loan was extended to October 31, 2008. On October 15, 2008, the maximum commitment available to MEC under the MEC Bridge Loan was increased to $125.0 million, MEC was permitted to redraw certain amounts that it had previously repaid under the MEC Bridge Loan and the maturity date was extended to December 1, 2008.

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MEC is also obligated to repay $100 million of indebtedness under the Gulfstream Park project financing facility (see note 19(a)(ii) of the financial statements attached below) with the MID Lender by December 1, 2008. The maturity date for this repayment has been extended concurrently with the extensions to the maturity date of the MEC Bridge Loan described above.

At the same time that the MID Lender made the changes to the MEC Bridge Loan and Gulfstream Park project financing facility discussed above, changes were made to MEC's $40.0 million senior secured revolving credit facility with a Canadian financial institution (the "MEC Credit Facility" — see note 9(a) to the financial statements attached below), which currently matures on November 17, 2008. MEC is in discussions with the Canadian financial institution about possible further extensions to the MEC Credit Facility.

OUR RELATIONSHIP WITH MAGNA AND PRESSURES IN THE AUTOMOTIVE INDUSTRY

The Magna group contributes approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant. However, the level of business MID has received from Magna has declined significantly over the past three years. This decline is primarily due to: pressures in the automotive industry (primarily in North America, although now spreading globally) and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the Greenlight Litigation. Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, and although Greenlight's appeal has now been dismissed, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna. Our income-producing property portfolio decreased from 109 properties, representing 27.5 million square feet of leaseable area, at the end of 2006 to 105 properties at September 30, 2008, representing 27.3 million square feet of leaseable area.

Given the concentration of our rental portfolio with the Magna group, a number of trends that have had a significant impact on the global automotive industry in recent years have also had an impact on the Real Estate Business. These trends, certain of which have significantly intensified in recent months as a result of negative economic developments, the global financial crisis, falling consumer confidence and other related factors, include: lower than anticipated global consumer demand for automobiles, declining North American vehicle production volumes, the deteriorating financial condition of certain of Magna's largest customers and their potential consolidation, pricing pressures and the growth of the automotive industry in low cost countries. These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Magna has disclosed that it anticipates North American and Western European vehicle production to continue to decline in the fourth quarter of 2008 and that it expects to close additional facilities in North America and Western Europe in 2008 and beyond, while growing its manufacturing presence in new markets, including Asia and Eastern Europe (where MID to date has not had a significant presence). Magna's rationalization strategy currently includes six facilities under lease from the Company in North America with an aggregate net book value of $24.1 million. These six facilities represent 908 thousand square feet of leaseable area with annualized lease payments of approximately $3.4 million, or 1.9%, of MID's annualized lease payments at September 30, 2008. MID management expects that the global automotive industry downturn and challenging economic conditions may result in a broadening of Magna's plant rationalization strategy to include additional MID facilities.

REAL ESTATE BUSINESS FINANCIAL RESULTS

Operating Highlights

In respect of our core rental portfolio, during the third quarter of 2008 we brought on-stream two expansion projects (one in each of Mexico and Germany) for Magna, representing approximately 59 thousand square feet of leaseable area, at a cost of $6.5 million.

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At September 30, 2008, the Real Estate Business had four minor projects under development: three in Canada and one in Austria. These projects commenced in the first nine months of 2008 and will add an aggregate of 20 thousand square feet of leaseable area to the Real Estate Business' income-producing portfolio. The total anticipated cost of these projects is approximately $7.3 million, of which $0.5 million had been incurred at September 30, 2008.

At September 30, 2008, the Real Estate Business had 27.3 million square feet of leaseable area, with annualized lease payments of $179.9 million, representing a return of 10.9% on the gross carrying value of our income-producing portfolio.

Three Months Ended September 30, 2008

Revenues were $55.3 million in the third quarter of 2008, a 17% increase from revenues of $47.3 million in the third quarter of 2007. The higher revenues are due to a $3.2 million increase in rental revenues and a $4.8 million increase in interest and other income earned from MEC due to increased interest and fees earned under the MEC Bridge Loan. The higher rental revenues are partially due to foreign exchange, which had a $1.6 million positive impact as the U.S. dollar weakened, compared to the prior year period, against most foreign currencies (primarily the euro) in which the Real Estate Business operates. Contractual rent adjustments and Magna projects coming on-stream also had a higher than normal impact, increasing revenues by $1.8 million and $0.6 million, respectively. These positive contributions to rental revenues were partially offset by a $0.8 million reduction from property vacancies and renewals of leases, resulting partially from activities related to Magna's plant rationalization strategy.

FFO for the third quarter of 2008 was $52.9 million ($1.13 per share) compared to $37.3 million ($0.77 per share) in the prior year period, representing an increase of 42% (47% on a per share basis). FFO for the third quarter of 2008 includes (i) an $8.7 million current tax recovery from revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carryforwards previously not recognized, both driven by the results of tax audits in certain tax jurisdictions (see note 13 to the financial statements attached below), and (ii) a $0.8 million current tax recovery (offset by an equal future tax expense) resulting from the internal restructuring of one of the Real Estate Business' U.S. operating entities. FFO for the third quarter of 2007 includes a net $1.1 million current tax recovery, primarily due to a favourable tax reassessment received in the third quarter of 2007 in relation to land sold in a prior year. Excluding these items, FFO for the third quarter of 2008 was $43.4 million ($0.93 per share), representing a 20% increase from FFO for the third quarter of 2007 of $36.2 million ($0.75 per share). This $7.2 million increase is due to an $8.0 million increase in revenues and a $1.7 million reduction in current income tax expense (excluding current income taxes associated with disposal gains in the third quarter of 2007), partially offset by increases of $1.9 million in general and administrative expenses and $0.6 million in net interest expense.

General and administrative expenses in the third quarter of 2008 increased by $1.9 million to $6.3 million from $4.4 million in the third quarter of 2007. General and administrative expenses for the third quarter of 2008 include (i) $1.2 million of advisory and other costs incurred in connection with the reorganization proposal and the exploration of alternatives in respect of MID's investment in MEC (see "DISCUSSIONS WITH MID SHAREHOLDERS AND POTENTIAL REORGANIZATION TRANSACTION") and (ii) a $1.0 million bonus payment paid to MID's former Chief Executive Officer following the Company's announcement of his departure in August 2008 (the "CEO Bonus Payment"). Excluding these items, general and administrative expenses of $4.1 million for the third quarter of 2008 decreased slightly compared to $4.4 million in the third quarter of 2007.

Net interest expense was $2.4 million in the third quarter of 2008 ($3.7 million of interest expense less $1.3 million of interest income) compared to $1.9 million in the third quarter of 2007 ($3.9 million of interest expense less $2.0 million of interest income). The $0.7 million reduction in interest income is due primarily to a decline in interest rates the Real Estate Business earns on its excess cash balances. Interest expense decreased by $0.2 million, primarily due to an increase in the amount of capitalized interest in the third quarter of 2008 compared to the prior year period.

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The Real Estate Business had an income tax recovery for the third quarter of 2008 of $7.2 million, compared to an income tax expense for the third quarter of 2007 of $3.3 million. Excluding net unusual tax recoveries in the three months ended September 30, 2008 and 2007 of $12.5 million and $2.6 million, respectively (see note 13 to the financial statements attached below), the income tax expense for the third quarter of 2008 was $5.3 million, representing an effective tax rate of 14.8%, compared to $6.0 million for the third quarter of 2007, representing an effective tax rate of 19.5%. This 4.7% decrease in the adjusted effective tax rate is primarily due to (i) reductions in the statutory tax rates from 2007 to 2008 in Canada and Germany and (ii) changes in the proportion of income earned in the various tax jurisdictions in which the Real Estate Business operates.

The Real Estate Business reported net income of $42.8 million for the third quarter of 2008 compared to $27.4 million in the prior year period. The $15.4 million increase is due to an $8.0 million increase in revenues and a $10.5 million reduction in income tax expense, partially offset by increases of $1.9 million in general and administrative expenses, $0.5 million in depreciation and amortization (due primarily to the impact of foreign exchange) and $0.6 million in net interest expense, and the $0.1 million gain on disposal of real estate in the third quarter of 2007.

Nine Months Ended September 30, 2008

Revenues were $164.6 million in the first nine months of 2008, a 19% increase from revenues of $138.2 million in the first nine months of 2007. The higher revenues are due to a $14.9 million increase in rental revenues and an $11.6 million increase in interest and other income earned from increased borrowings under the financing arrangements with MEC. The higher rental revenues are primarily due to foreign exchange, which had a $9.8 million positive impact as the U.S. dollar weakened, compared to the prior year period, against most foreign currencies (primarily the euro and Canadian dollar) in which the Real Estate Business operates. Contractual rent adjustments and Magna projects coming on-stream also had a higher than normal impact, increasing revenues by $5.0 million and $1.9 million, respectively. These positive contributions to rental revenues were partially offset by a $2.0 million reduction from property disposals and vacancies and renewals of leases, resulting partially from activities related to Magna's plant rationalization strategy.

FFO for the first nine months of 2008 was $135.8 million ($2.91 per share) compared to $102.8 million ($2.12 per share) in the prior year period. FFO for the first nine months of 2008 includes (i) a $7.0 million current tax recovery from revisions to estimates of certain tax exposures and (ii) a $0.8 million current tax recovery (offset by an equal future tax expense) resulting from the internal restructuring of one of the Real Estate Business' U.S. operating entities. FFO for the first nine months of 2007 includes a net $1.1 million current tax recovery, primarily due to a favourable tax reassessment received in the third quarter of 2007 in relation to land sold in a prior year. Excluding these items and a $3.9 million lease termination fee paid by Magna in conjunction with a lease termination at the end of the first quarter of 2008 and its related income tax effect, FFO for the first nine months of 2008 was $125.4 million ($2.69 per share), representing a 23% increase from FFO for the first nine months of 2007 of $101.7 million ($2.10 per share). This $23.7 million increase is due to a $26.5 million increase in revenue and a $2.3 million reduction in current income tax expense (excluding current income taxes associated with disposal gains in 2007), partially offset by increases of $2.7 million in general and administrative expenses and $2.4 million in net interest expense.

General and administrative expenses increased to $20.7 million for the nine months ended September 30, 2008 from $18.0 million in the prior year period. General and administrative expenses for the first nine months of 2008 include (i) $5.8 million of advisory and other costs incurred in connection with the reorganization proposal and the exploration of alternatives in respect of MID's investment in MEC, (ii) the $1.0 million CEO Bonus Payment and (iii) a net $0.3 million recovery (primarily under the Company's insurance policy) of costs incurred in connection with the Greenlight Litigation. General and administrative expenses for the first nine months of 2007 include (i) $2.1 million of advisory and other costs in connection with the exploration of alternatives in respect of MID's investment in MEC, (ii) $2.0 million of costs associated with the Company's contribution of land to a not-for-profit organization to assist Hurricane Katrina redevelopment efforts and (iii) $0.3 million of costs associated with the Company's defence against the Greenlight Litigation. Excluding these items, general and administrative expenses for the first nine months of 2008 were $14.2 million compared to $13.6 million for the first nine months of 2007. The increase from the prior period was primarily due to the impact of foreign exchange.

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Net interest expense was $7.8 million in the nine months ended September 30, 2008 ($11.8 million of interest expense less $4.0 million of interest income) compared to $5.4 million for the nine months ended September 30, 2007 ($11.1 million of interest expense less $5.7 million of interest income). The $1.7 million reduction in interest income is due primarily to a decline in interest rates the Real Estate Business earns on its excess cash balances and there being less cash available for short-term investment. Interest expense increased by $0.7 million, primarily due to foreign exchange as the Company's senior unsecured debentures are denominated in Canadian dollars, partially offset by a $0.3 million increase in the amount of capitalized interest in the nine months ended September 30, 2008 compared to the prior year period.

In the nine months ended September 30, 2008, the Real Estate Business' income tax expense was $6.0 million compared to $13.7 million in the prior year period. Excluding net unusual tax recoveries in the nine months ended September 30, 2008 and 2007 of $12.1 million and $2.6 million, respectively (see note 13 to the financial statements attached below), and a $1.5 million gain on disposal of real estate and related tax expense in 2007, the income tax expense for the first nine months of 2008 was $18.1 million, representing an effective tax rate of 17.1%, compared to $15.9 million for the first nine months of 2007, representing an effective tax rate of 18.8%. This 1.7% decrease in the adjusted effective tax rate is primarily due to (i) reductions in the statutory tax rates from 2007 to 2008 in Canada and Germany and (ii) changes in the proportion of income earned in the various tax jurisdictions in which the Real Estate Business operates.

Net income of $100.1 million for the first nine months of 2008 increased by 38% compared to net income of $72.6 million for the first nine months of 2007. The $27.5 million increase is due to increases of $26.5 million in revenues and $3.1 million in other net gains (due primarily to the $3.9 million lease termination fee discussed above) and a $7.7 million reduction in income tax expense, partially offset by increases of $2.7 million in general and administrative expenses, $2.8 million in depreciation and amortization (due primarily to the impact of foreign exchange) and $2.4 million in net interest expense. Net income was also negatively impacted by a write-down of long-lived assets of $0.5 million recognized in the second quarter of 2008 as well as the $1.5 million gain on disposal of real estate recognized in the first nine months of 2007 (nil in 2008).

MAGNA ENTERTAINMENT CORP. FINANCIAL RESULTS

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of racing revenues and operating results for any other quarter or for the year as a whole. Because four of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie and Pimlico Race Course) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

MEC's results have been restated to distinguish between results from continuing and discontinued operations. MEC's discontinued operations for the three-month and nine-month periods ended September 30, 2008 and 2007 include the operations of Remington Park, Thistledown, Portland Meadows, Great Lakes Downs and Magna Racino™.

MEC's revenues from continuing operations for the third quarter of 2008 were relatively stable at $82.3 million compared to $82.1 million in the prior year period. MEC's revenues for the third quarter of 2008 compared to the third quarter of 2007 were impacted by positive factors including (i) 10 additional live race days at Golden Gate Fields with a change in the racing calendar and additional awarded live race days and (ii) increased revenues in MEC's Florida operations, primarily due increased slot revenues at Gulfstream Park and the offering of simulcasting after the live race meet ended, which was not available in the prior year period. However, these positive factors were offset primarily by lower average daily attendance and handle at both Laurel Park and Pimlico (collectively "MJC"), Lone Star Park and The Meadows.

MEC's revenues from continuing operations for the nine months ended September 30, 2008 decreased 5% to $480.5 million from $504.4 million in the prior year period, primarily due to (i) the net loss of eight live race days at Santa Anita Park due to heavy rain and track drainage issues with the new synthetic racing surface that was installed in the fall of 2007, (ii) 13 fewer live race days at Laurel Park, (iii) lower handle and wagering on the 2008 Preakness® and (iv) the same factors impacting revenues for the third quarter of 2008.

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Earnings before interest, taxes, depreciation and amortization from MEC's continuing operations excluding write-downs of long-lived assets, real estate disposal gains, other net gains and the minority interest impact ("EBITDA") for the three months ended September 30, 2008 was a loss of $20.3 million compared to a loss of $22.0 million in the prior year period. This $1.7 million improvement is due to a $0.2 million increase in revenues and reductions of $0.3 million in operating costs and $4.0 million in general and administrative expenses, partially offset by a $2.8 million increase in purses, awards and other costs. The reduction in general and administrative expenses is primarily attributable to several of MEC's racetracks, as well as its corporate office, incurring lower general and administrative expenses as a result of cost reduction initiatives and reduced severance costs in the current year period compared to the prior year period. The increase in purses, awards and other expenses is primarily due to increased wagering at Gulfstream Park, Golden Gate Fields and XpressBet®, partially offset by decreased wagering at MJC, Lone Star Park and The Meadows.

EBITDA for the first nine months of 2008 decreased by $2.8 million to $3.7 million from $6.5 million for the first nine months of 2007, due to a $23.9 million reduction in revenues, partially offset by reductions of $10.9 million in purses, awards and other costs, $3.6 million in operating costs and $6.6 million in general and administrative expenses for reasons discussed above. The reduction in purses, awards and other costs is due primarily to lower revenues at Santa Anita Park, Lone Star Park, MJC, Golden Gate Fields and The Meadows for the reasons discussed previously. The reduction in operating costs is due primarily to (i) fewer live race days at Santa Anita Park, (ii) cost reduction initiatives in MEC's Florida operations and (iii) a decrease in the proportion of PariMax operating costs included in MEC's results of operations, primarily due to the formation of the HRTV LLC joint venture in April 2007, partially offset by an increase in predevelopment costs driven primarily by higher legal costs to protect MEC's distribution rights and higher costs incurred in the pursuit of alternative gaming opportunities, including the November 4, 2008 gaming referendum in Maryland. In that referendum, voters approved the proposed state constitutional amendment authorizing the State to issue up to five video lottery licenses, one of which MEC has announced MJC expects to pursue for Laurel Park as soon as practicable after the administrative aspects of the license application process are finalized by the applicable regulators. The reduction in general and administrative expenses is primarily attributable to several of MEC's racetracks, as well as its corporate office, incurring lower general and administrative expenses as a result of cost reduction initiatives and reduced severance costs in the current year period compared to the prior year period.

MEC recorded a net loss of $26.1 million for the third quarter of 2008 compared to $29.2 million in the third quarter of 2007. MEC's results of operations for the third quarter of 2007 include a $1.4 million write-down of long-lived assets. Excluding this item, the $1.7 million reduction in net loss in the third quarter of 2008 is due primarily to the $1.7 million improvement in EBITDA discussed above, a $4.9 million increase in the minority interest recovery and a $4.3 million increase in income from MEC's discontinued operations (see note 4 to the financial statements attached below), partially offset by increases of $1.3 million in depreciation and amortization, $6.5 million in net interest expense and $1.4 million in income tax expense. The increase in depreciation and amortization is due primarily to increased depreciation (i) at Santa Anita Park and Golden Gate Fields with the installation of new synthetic racing surfaces in the fall of 2007 and (ii) on phase two of the slots facility at Gulfstream Park The increase in net interest expense is primarily attributable to (i) increased amounts outstanding under the MEC Bridge Loan and (ii) increased fees related to changes to the MEC Bridge Loan and extensions of the MEC Credit Facility.

For the nine months ended September 30, 2008, MEC recorded a net loss of $50.5 million compared to net income of $8.1 million in the prior year period. MEC's results of operations for the first nine months of 2008 include (i) $24.5 million of disposal gains, primarily related to the disposal of 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna for a purchase price of 20.0 million euros ($31.5 million), net of transaction costs and (ii) a $5.0 million write-down of long-lived assets in the first quarter of 2008 related to real estate held for sale in Dixon, California. MEC's results of operations in the first nine months of 2007 include (i) $48.8 million of gains on the disposal of real estate (which have no related minority interest impact and are eliminated from MID's consolidated results) related to the sale of MEC's interests and rights in three real estate properties to MID in return for cash consideration of approximately $79.0 million and (ii) a $1.4 million write-down of long-lived assets. Excluding these items, the $30.7 million increase in net loss is due primarily to the $2.8 million reduction in EBITDA discussed above, increases of $5.8 million in

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depreciation and amortization and $16.5 million in net interest expense for the reasons discussed previously and a $9.2 million increase in the loss from discontinued operations (see note 4 to the financial statements attached below), partially offset by a $4.4 million increase in the minority interest recovery.

DIVIDENDS

MID's Board of Directors declared a dividend of $0.15 per share on MID's Class A Subordinate Voting Shares and Class B Shares for the third quarter ended September 30, 2008. The dividend is payable on or about December 15, 2008 to shareholders of record at the close of business on November 28, 2008.

Unless indicated otherwise, MID has designated the entire amount of all past and future taxable dividends paid in 2006, 2007 and 2008 to be an "eligible dividend" for purposes of the Income Tax Act (Canada), as amended from time to time. Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

CONFERENCE CALL

A conference call will be held for interested analysts and shareholders to discuss the third quarter's results on November 7, 2008 at 10:30 am EST. The number to use for this call is 1-800-731-5319. The number for overseas callers is 416-644-3421. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by Dennis Mills, Vice-Chairman and Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-877-289-8525 and Overseas — 416-640-1917 (reservation number is 21285767, followed by the number sign) and the rebroadcast will be available until November 14, 2008.

ABOUT MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a controlling interest in MEC, North America's number one owner and operator of horse racetracks, based on revenue, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.

For further information, please contact Richard J. Smith, Executive Vice-President and Chief Financial Officer, at 905-726-7507. For teleconferencing questions, please contact Andrea Sanelli at 905-726-7504.

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RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Net income	$42,821	$27,413	$100,073	$72,576
Add back (deduct):
Depreciation and amortization	10,956	10,434	33,359	30,581
Future income tax expense (recovery)	(865)	(494)	1,782	1,361
Write-down of long-lived assets	—	—	450	—
Gain on disposal of real estate, net of income tax	—	(61)	—	(1,089)
Currency translation loss (gain)	—	—	105	(652)

Funds from operations	$52,912	$37,292	$135,769	$102,777

Basic and diluted funds from operations per share	$1.13	$0.77	$2.91	$2.12

Average number of shares outstanding (thousands)
Basic	46,708	48,324	46,708	48,348
Diluted	46,708	48,332	46,708	48,369

FORWARD-LOOKING STATEMENTS

The contents of this press release contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position for the Three and Nine Months Ended September 30, 2008

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three and nine months ended September 30, 2008. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008 and the audited consolidated financial statements for the year ended December 31, 2007, both of which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at November 6, 2008. Additional information relating to MID, including the Annual Information Form for 2007, can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

MID is a real estate operating company engaged principally in the ownership, management, leasing, development and acquisition of industrial and commercial properties. Members of the Magna International Inc. ("Magna") group of companies are MID's primary tenants and provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties (see "REAL ESTATE BUSINESS — Our Relationship with Magna"). In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects. MID also has other operations held through a controlling interest in Magna Entertainment Corp. ("MEC"), a separate publicly-traded company with its own board of directors and management team. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets. MID's relationship with MEC provides us with the opportunity to purchase and/or participate in the development of MEC's under-utilized lands and non-core real estate assets, as well as the development/redevelopment of new and existing MEC properties, including the development of alternative gaming facilities and/or residential projects (see "REAL ESTATE BUSINESS — Our Relationship with MEC").

In this MD&A, we refer to the operations over which our Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions as our "Real Estate Business".

Segments

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that, in the case of the Real Estate Business, the Board and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

At September 30, 2008, MID controlled 96% of the votes attached to MEC's outstanding stock, representing a 54% equity stake, and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 42% of the Company's consolidated total assets as at September 30, 2008, and 78% of the Company's consolidated revenues from continuing operations for the nine months ended September 30, 2008. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

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Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. Approximately 76% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2008 — Annualized Lease Payments"). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business' results.

The following tables reflect the changes in the average exchange rates during the three and nine months ended September 30, 2008 and 2007, as well as the exchange rates as at September 30, 2008, June 30, 2008 and December 31, 2007, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average Exchange Rates for the Three Months Ended September 30,			Average Exchange Rates for the Nine Months Ended September 30,
	2008	2007	Change	2008	2007	Change
1 Canadian dollar equals U.S. dollars	0.96	0.96	—	0.98	0.91	8%
1 euro equals U.S. dollars	1.50	1.37	9%	1.52	1.34	13%

	Exchange Rates as at			Change from
	September 30, 2008	June 30, 2008	December 31, 2007	June 30, 2008		December 31, 2007
1 Canadian dollar equals U.S. dollars	0.97	0.99	1.02	(2%	)	(5%	)
1 euro equals U.S. dollars	1.46	1.57	1.47	(7%	)	(1%	)

The results of operations and financial position of all Canadian and most European operations are translated into U.S. dollars using the exchange rates shown in the preceding tables. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

SIGNIFICANT MATTERS

Changes to Chief Executive Officer and Board of Directors

On August 8, 2008, MID announced that, following a transition period, John Simonetti would depart as MID's Chief Executive Officer and as a member of the Board. MID paid Mr. Simonetti a bonus of $1.0 million concurrent with his departure (the "CEO Bonus Payment"). On August 14, 2008, MID announced the appointment of Dennis Mills, MID's Vice-Chairman, as MID's Interim Chief Executive Officer and, on October 22, 2008, the Board appointed Mr. Mills as Chief Executive Officer.

On September 29, 2008, MID announced the resignation of John Barnett from the Board. Mr. Barnett had been the Company's Lead Director. On October 22, 2008, MID announced that Franz Deutsch and Benjamin Hutzel had been appointed to the Board, and that Neil Davis had resigned from the Board. In addition, MID announced on that date that Senator Rod Zimmer had been selected as the Company's new Lead Director. Messrs. Deutsch and Hutzel were recommended for appointment to the Board by Manfred Jakszus, an independent director, and Mr. Mills, respectively. Their candidacy was then reviewed by members of the Company's Corporate Governance & Compensation Committee and by other independent members of the Board. The independent directors of the Board selected Senator Zimmer as the new Lead Director.

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On October 22, 2008, the Board also reconstituted its Special Committee of independent directors (the "MID Special Committee") by having Mr. Deutsch replace Mr. Davis as Chair and Senator Zimmer replace Mr. Barnett. Mr. Jakszus remains on the MID Special Committee. Philip Fricke is no longer a member of the MID Special Committee given that he has accepted a consulting retainer with the Company to explore business opportunities in Eastern Europe and therefore no longer meets the applicable independence tests for purposes of serving on the MID Special Committee.

Discussions with MID Shareholders and Potential Reorganization Transaction

Since shortly after the time of the Company's spin-off from Magna in August 2003, certain of the Company's shareholders have expressed different views as to how the Company should be structured, managed and operated. These views have been expressed in a variety of forms, including confidential discussions among the Company and shareholders, formal shareholder proposals, special meeting requisitions and litigation (see "SIGNIFICANT MATTERS — Greenlight Litigation").

The Company has had a controlling equity interest in MEC since the time of the Company's spin-off. In recent years, MEC has had weak operating performance and its overall financial condition has deteriorated due to, among other things, the challenging legislative and regulatory environment in which MEC operates, other competitive and industry factors, and difficult real estate market conditions. MEC's ability to continue as a going concern is in substantial doubt, and has been for some time (see "SIGNIFICANT MATTERS — MEC Liquidity and Going Concern"). As a result, the Company's relationship with MEC has been the subject of particular focus in the Company's interactions with its shareholders.

On March 31, 2008, MID received a reorganization proposal on behalf of various shareholders of MID, including entities affiliated with the Stronach Trust (the "Stronach Group"), MID's controlling shareholder. The reorganization proposal was supported by MID shareholders owning more than 50% of the outstanding Class A Subordinate Voting Shares and approximately 95% of the outstanding Class B Shares. The principal components of the reorganization proposal are set out in MID's press release dated March 31, 2008, which can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com. The stated objective of the reorganization was to (a) effect a substantial cash distribution to MID shareholders and (b) create a focused real estate investment vehicle, which would distribute 80% of its available cash flow, in which the interests of all shareholders would be fully aligned. The reorganization proposal included the separation of MID and MEC.

Following the announcement of the reorganization proposal, certain of the Company's shareholders expressed their opposition to the proposal. Accordingly, in early June 2008, at the direction of the MID Special Committee, MID management commenced discussions with a number of MID Class A shareholders, including those shareholders that had supported the original reorganization proposal, in order to develop a consensus on how best to amend and structure the proposed reorganization to achieve the requisite level of shareholder support.

On August 22, 2008, MID announced that it had retained GMP Securities L.P. ("GMP") as a financial advisor to liaise with shareholders in an attempt to develop a consensus on how best to reorganize MID. No consensus was reached with respect to amendments that would have resulted in a revised reorganization proposal that MID would have been asked to put before its shareholders for their consideration and, although GMP continues to liaise with the Company's shareholders, discussions with respect to the reorganization proposal have effectively terminated.

MID is continuing to explore strategic transactions and alternatives available in respect of its investment in MEC, including a recapitalization, restructuring or sales of some or all of MEC's assets, and evaluating whether, or to what extent, MID might participate in any such transactions or alternatives. In October 2008, several MID shareholders sent letters to the MID Special Committee and/or the Board expressing their views as to the process and as to how best to reorganize MID, including dealing with MID's investment in MEC, and one other person that is involved in the U.S. horseracing industry has proposed that MID sell to such person MID's loans to MEC. Many of these letters have been publicly filed with the United States Securities and Exchange Commission (the "SEC"). Any potential transactions with MEC would be subject to review by the MID Special Committee and the approval of the Board. There can be no assurance that any transaction will be completed.

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The unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008 and the discussion in this MD&A do not reflect the impact, if any, on the Company's results of operations, financial position or strategic direction, should any transaction be completed.

Changes to MEC Loans

In August and September of 2008, and again in October 2008, MID made changes to the loans that one of its subsidiaries (the "MID Lender") has provided to MEC and certain of its subsidiaries.

In September 2007, following a strategic review, MEC announced a debt elimination plan (the "MEC Debt Elimination Plan") designed to eliminate MEC's net debt by December 31, 2008 and provide funding for MEC's operations. The MEC Debt Elimination Plan contemplated generating aggregate proceeds of approximately $600 to $700 million through: (i) the sale of certain real estate, racetracks and other assets; (ii) the sale of, or entering into strategic transactions involving, MEC's other racing, gaming and technology operations; and (iii) a possible future equity issuance by MEC, likely in 2008. See "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan" for further details.

To address MEC's short-term liquidity concerns and provide it with sufficient time to implement the MEC Debt Elimination Plan, MID made available in September 2007 the MEC Bridge Loan, with an initial maximum commitment of $80.0 million and a maturity date of May 31, 2008 (see "REAL ESTATE BUSINESS — Loans Receivable From MEC — MEC Bridge Loan").

To date, MEC has generated aggregate asset sale proceeds under the MEC Debt Elimination Plan of $37.7 million, of which $26.0 million has been used to make repayments under the MEC Bridge Loan. MEC has also completed a $20.0 million private placement to Fair Enterprise Limited ("FEL"), a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach (the Company's Chairman and the Chairman and Chief Executive Officer of MEC), of MEC's Class A Subordinate Voting Stock ("MEC Class A Stock"), which closed in October 2007 (the "FEL Equity Investment"). Although MEC continues to take steps to implement its plan, MEC does not expect to be able to complete asset sales as quickly as originally planned nor does MEC expect to achieve proceeds of disposition as high as originally contemplated. However, as discussed below, MEC announced in November 2008 its intention to develop and execute a plan to sell, or enter into joint ventures with respect to, certain core assets (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan").

In May 2008, the maximum commitment available to MEC under the MEC Bridge Loan was increased to $110.0 million and the maturity date was extended to August 31, 2008. MEC was also permitted to redraw certain amounts that it had previously repaid under the MEC Bridge Loan.

On August 13, 2008, the maturity date of the MEC Bridge Loan was extended to September 30, 2008. On September 15, 2008, the maturity date of the MEC Bridge Loan was extended to October 31, 2008. On October 15, 2008, the maximum commitment available to MEC under the MEC Bridge Loan was increased to $125.0 million, MEC was permitted to redraw certain amounts that it had previously repaid under the MEC Bridge Loan and the maturity date was extended to December 1, 2008.

MEC is also obligated to repay $100 million of indebtedness under the Gulfstream Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable From MEC — MEC Project Financings") with the MID Lender by December 1, 2008. The maturity date for this repayment has been extended concurrently with the extensions to the maturity date of the MEC Bridge Loan described above.

At the same time that the MID Lender made the changes to the MEC Bridge Loan and Gulfstream Park project financing facility discussed above, changes were made to MEC's $40.0 million senior secured revolving credit facility with a Canadian financial institution (the "MEC Credit Facility" — see "LIQUIDITY AND CAPITAL RESOURCES — MEC"). In May, the maturity date for the MEC Credit Facility was extended to July 30, 2008. In each of July, August and September, the maturity date for the MEC Credit Facility was extended to the fifteenth day of the following month. On October 15, 2008, the maturity date for the MEC Credit Facility was extended to November 17, 2008. MEC is in discussions with the Canadian financial institution about possible further extensions to the MEC Credit Facility.

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MEC Liquidity and Going Concern

MEC continues to experience operational losses and has incurred a net loss (before the amount attributed to the minority interest) of $93.8 million for the nine months ended September 30, 2008, and net losses before minority interest recovery of $68.8 million, $65.4 million and $107.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. At September 30, 2008, MEC had a working capital deficiency of $267.1 million and $255.4 million of debt scheduled to mature in the 12-month period ending September 30, 2009, including (i) $36.5 million under the MEC Credit Facility, which is scheduled to mature on November 17, 2008, (ii) $88.6 million owing under the MEC Bridge Loan, which is scheduled to mature on December 1, 2008 and (iii) MEC's obligation to repay $100.0 million of indebtedness under the Gulfstream Park project financing facility by December 1, 2008.

MID management expects that MEC will be unable at December 1, 2008 to repay the MEC Bridge Loan or make the required $100.0 million repayment under the Gulfstream Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable From MEC"). Furthermore, unless MEC is able to generate increased cash flows through improvements in the operation of its business, asset sales or strategic transactions, as contemplated by the MEC Debt Elimination Plan or otherwise, and/or renew, extend or replace its current financing arrangements, none of which is assured, MEC may not be able to generate cash flows that are adequate to sustain its operations and pay its secured and unsecured creditors when due. In order to fund operations and implement its strategic plan, MID management expects that MEC will again need to seek extensions from existing lenders, including MID, and additional funds in the short-term from one or more possible sources, which may include MID.

If MEC is unable to repay its obligations when due or satisfy required covenants in its debt agreements, substantially all of its current and long-term debt will also become due on demand as a result of cross-default provisions within loan agreements, unless MEC is able to obtain waivers, modifications or extensions. The availability of any required waivers, modifications, extensions or additional funds is not assured and, if available, the terms thereof are not yet determinable. If MEC is unsuccessful in its efforts, it could be required to liquidate assets in the fastest manner possible to raise funds, seek protection from its creditors in one or more ways, or be unable to continue as a going concern. Accordingly, MEC's ability to continue as a going concern is in substantial doubt.

The unaudited interim consolidated financial statements do not give effect to any adjustments to recorded amounts and their classification which would be necessary should MEC not be able to continue as a going concern, which ability is in substantial doubt, and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim consolidated financial statements.

Greenlight Litigation

On July 10, 2008, the Ontario Divisional Court dismissed the appeal by Greenlight Capital, Inc. and certain of its affiliates ("Greenlight") of the October 2006 decision of the Ontario Superior Court of Justice dismissing Greenlight's oppression application against the Company and certain of its current and former directors and officers (the "Greenlight Litigation"). The appeal hearing took place in April 2008.

REAL ESTATE BUSINESS

We are the successor to Magna's real estate division, which prior to our spin-off was organized as an autonomous business unit within Magna. The primary objective of the Real Estate Business is to increase cash flow from operations, net income and the value of our assets in order to maximize the return on shareholders' equity over the long term. Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale (see "REAL ESTATE BUSINESS — Real Estate Assets"). In addition, our assets include project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park (see "REAL ESTATE BUSINESS — Loans Receivable from MEC").

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Subject to the significant decline in the level of business received from Magna over the past three years as discussed under "Our Relationship with Magna" below, as well as the recent intensified downturn in the global real estate markets, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with third parties. In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we own and may acquire, including lands from MEC.

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Real Estate Business holds a global portfolio of 105 income-producing industrial and commercial properties located in nine countries: Canada, Austria, the United States, Germany, Mexico, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio of income-producing properties represents 27.3 million square feet of leaseable area with a net book value of approximately $1.3 billion at September 30, 2008. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

The Real Estate Business also owns approximately 1,400 acres of land held for future development, consisting of (i) lands held for future industrial expansion, (ii) lands that we had originally banked for industrial use but for which the current industrial use is not the highest and best use and (iii) development lands that we have acquired from MEC and for which we intend to seek planning and zoning changes in order to develop mixed-use and residential projects (see "REAL ESTATE BUSINESS — Our Relationship with MEC"). We intend to rezone, develop and/or redevelop our non-industrial properties over the medium- or long-term for our own account or with joint venture partners.

Business and Operations of Magna, Our Principal Tenant

Magna and its subsidiaries are the tenants of all but nine of the Real Estate Business' income-producing properties. Magna is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, metal body and structural systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

Our Relationship with Magna

The Magna group contributes approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 105 properties totalling approximately 27.3 million square feet of leaseable area at September 30, 2008. Between the end of 1998 and December 31, 2007, the total leaseable area of our income-producing property portfolio has increased by approximately 14.9 million square feet (net of dispositions), representing a nine-year compound annual growth rate of 9%.

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The level of business MID has received from Magna has declined significantly over the past three years. This decline is primarily due to: pressures in the automotive industry (primarily in North America, although now spreading globally) and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the dispute between the Company and one of its shareholders, Greenlight (see "SIGNIFICANT MATTERS — Greenlight Litigation"). Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, and although Greenlight's appeal has now been dismissed, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna. Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 105 properties at September 30, 2008 and we incurred a net reduction in total leaseable area of approximately 0.2 million square feet during 2007. Between the end of 2004 and December 31, 2007, the total leaseable area of our income-producing property portfolio grew at a compound annual growth rate of 2%.

Pressures in the Automotive Industry and Magna Plant Rationalization Strategy

Given the concentration of our rental portfolio with the Magna group, a number of trends that have had a significant impact on the global automotive industry in recent years have also had an impact on the Real Estate Business. These trends, certain of which have significantly intensified in recent months as a result of negative economic developments, the global financial crisis, falling consumer confidence and other related factors, include: lower than anticipated global consumer demand for automobiles, declining North American vehicle production volumes, the deteriorating financial condition of certain of Magna's largest customers and their potential consolidation, pricing pressures and the growth of the automotive industry in low cost countries. These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Magna has disclosed that it anticipates North American and Western European vehicle production to continue to decline in the fourth quarter of 2008 and that it expects to close additional facilities in North America and Western Europe in 2008 and beyond, while growing its manufacturing presence in new markets, including Asia and Eastern Europe (where MID to date has not had a significant presence). At December 31, 2007, Magna's rationalization strategy included eight facilities under lease from the Company — seven in North America and one in the United Kingdom. In addition, Magna has recently advised the Company that it intends to close a seating facility located in Missouri, United States under lease from the Company. MID management expects that the global automotive industry downturn and challenging economic conditions may result in a broadening of Magna's plant rationalization strategy to include additional MID facilities.

During the first quarter of 2008, MID and Magna agreed to terminate the lease on the property in the United Kingdom (retroactive to May 31, 2007), representing 182 thousand square feet of leaseable area and annualized lease payments of approximately $0.7 million. The highest and best use of this property is residential and the Company is in the process of rezoning the property and seeking approval of its redevelopment plans. In order to allow the Company to move ahead with the redevelopment, the Company negotiated a termination of the existing lease with Magna which, at the earliest, would have expired in 2013. In April 2008, the Company paid Magna $2.0 million to terminate the lease.

Also during the first quarter of 2008, MID and Magna agreed to terminate the lease on one of the properties in North America, representing 39 thousand square feet of leaseable area and annualized lease payments of approximately $0.8 million. This lease would have otherwise expired on January 31, 2015. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount has been recognized by the Real Estate Business in "other gains, net" in the Company's financial statements for the nine months ended September 30, 2008. The Company has re-leased the property to a third party tenant commencing April 1, 2008 for an initial term expiring on October 31, 2018, with two five-year renewal options thereafter. The new lease also includes an expansion of approximately 11 thousand square feet estimated to be completed by MID in the fourth quarter of 2008, at which time annualized lease payments of approximately $0.8 million will commence. Under the new lease, the Company will also provide approximately $1.3 million of tenant inducements, including an initial seven-month rent free period.

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The lease for one of the other properties in North America, representing 197 thousand square feet of leaseable area and annualized lease payments of approximately $0.2 million, expired in September 2008. The Company expects to sell this property and so it is included in "properties held for sale" at September 30, 2008. The property consists of land and a vacant building with an aggregate carrying value of $0.5 million (net of a $0.5 million write-down to the property's estimated net realizable value that was recognized in the second quarter of 2008).

The remaining six properties under lease from the Company that are included in Magna's announced rationalization strategy have an aggregate net book value of $24.1 million. These properties represent 908 thousand square feet of leaseable area with annualized lease payments of approximately $3.4 million, representing 1.9% of MID's annualized lease payments at September 30, 2008.

Magna continues to be bound by the terms of the lease agreements for these six properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that may become subject to the Magna plant rationalization strategy in the future, under certain circumstances.

Our Relationship with MEC

Our relationship with MEC provides us with the opportunity to purchase and/or participate in the development of MEC's under-utilized lands and non-core real estate assets, as well as the development/redevelopment of new and existing MEC properties, including the development of alternative gaming facilities and/or residential projects.

In December 2004, we participated in the redevelopment of the racing and alternative gaming facilities at Gulfstream Park by providing project financing of up to $115.0 million (subsequently increased in 2006 to up to $162.3 million) plus costs and capitalized interest to the wholly-owned subsidiary of MEC that owns that facility. In July 2005, we participated in the redevelopment of Remington Park's alternative gaming facility by providing project financing of up to $34.2 million plus costs and capitalized interest to the wholly-owned subsidiary of MEC that operates that facility. See "REAL ESTATE BUSINESS — Loans Receivable From MEC — MEC Project Financings" for further details.

During 2007, MID acquired all of MEC's interests and rights in four real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario; a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland; a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center; and a 205 acre parcel of land located in Bonsall, California. MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million, $35.0 million and $24.0 million (including $0.1 million paid in the third quarter of 2008 relating to consideration previously held back), respectively, for these interests and rights. In addition, MID granted MEC a profit participation right in respect of each property, other than the Bonsall property, which entitles MEC to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.

The Company currently intends to develop the Aurora, Palm Beach County and Bonsall properties for residential use and the Howard County property for mixed-use, including office, retail and residential. The property in Bonsall, California currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC. MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The lease terminates on June 6, 2010, subject to early termination by either party on four months written notice.

We may make further investments in MEC, whether in the form of debt, equity or otherwise, or we may decrease our holdings in MEC. We are not subject to any restrictions regarding future investments in MEC and have not guaranteed any of MEC's debt obligations or other commitments. We may also acquire additional properties from MEC. Any potential transactions with MEC would be subject to review by MID's Special Committee of Independent Directors and the approval of the Board.

18    MI Developments Inc.      2008

The Company's relationship with MEC and our current development plans with respect to certain of our real estate development properties could change should a significant transaction relating to MEC be completed (see "SIGNIFICANT MATTERS — Discussions with MID Shareholders and Potential Reorganization Transaction").

Real Estate Business — Highlights

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions, except per share information)	2008	2007	Change	2008	2007	Change
Total revenues	$55.3	$47.3	17%	$164.6	$138.1	19%
Rental revenues	$45.1	$41.9	8%	$137.7	$122.8	12%
Interest and other income from MEC	$10.2	$5.4	88%	$26.9	$15.3	75%
Net income(1)	$42.8	$27.4	56%	$100.1	$72.6	38%
Funds from operations ("FFO")(1),(2)	$52.9	$37.3	42%	$135.8	$102.8	32%
Diluted FFO per share(1),(2)	$1.13	$0.77	47%	$2.91	$2.12	37%

	As at
(in millions, except number of properties)	September 30, 2008	December 31, 2007	Change
Number of income-producing properties	105	105	—
Leaseable area (sq. ft.)	27.3	27.3	—
Annualized lease payments ("ALP")(3)	$179.9	$177.2	2%
Income-producing property, gross book value ("IPP")	$1,653.7	$1,670.5	(1%	)
ALP as percentage of IPP	10.9%	10.6%

(1)
Refer to footnote 4 under "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)".

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2008 — Funds From Operations" and "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Nine Months Ended September 30, 2008 — Funds From Operations".

(3)
Annualized lease payments represent the total annual rent of the Real Estate Business assuming the lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "GENERAL — Foreign Currencies").

Real Estate Business Results of Operations — Three Months Ended September 30, 2008

Rental Revenue

Rental revenue, three months ended September 30, 2007	$41.9
Contractual rent adjustments	1.8
Completed projects on-stream	0.6
Vacancies and renewals of income-producing properties	(0.8)
Effect of changes in foreign currency exchange rates	1.6
Straight-line rent adjustment	0.2
Other	(0.2)

Rental revenue, three months ended September 30, 2008	$45.1

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Approximately 76% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $1.6 million positive impact on reported rental revenues, as the U.S. dollar weakened against most foreign currencies (primarily the euro) in which the Real Estate Business operates. Other positive impacts to rental revenues were provided from contractual rent adjustments and completed projects brought on-stream.

The $1.8 million increase in revenue from contractual rent adjustments includes (i) $1.3 million from cumulative CPI-based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented since the third quarter of 2007 on properties representing 8.1 million square feet of leaseable area, (ii) $0.4 million from annual CPI-based increases on properties representing 7.4 million square feet of leaseable area and (iii) $0.1 million from fixed contractual adjustments on properties representing 3.2 million square feet of leaseable area.

The $0.6 million increase in revenues from completed projects coming on-stream includes (i) $0.4 million from six Magna-related expansion projects brought on-stream during 2008, representing 144 thousand square feet of leaseable area, and (ii) $0.2 million from 67 thousand square feet of leaseable area brought on-stream in 2007.

Three properties became vacant or partially vacant in the first nine months of 2008 upon the expiry of the lease agreements pertaining to 430 thousand square feet of aggregate leaseable area, resulting in a $0.3 million reduction in revenue.

The lease of an 89 thousand square foot Magna office building in Michigan was renewed at the end of the second quarter of 2008 based on fair market rent, which was lower than the annual rent under the expired lease (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Nine Months Ended September 30, 2008 — Annualized Lease Payments"), resulting in a $0.3 million reduction in revenue.

Also, in conjunction with Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), the Real Estate Business terminated a lease with Magna for 39 thousand square feet of leasable area. This property was subsequently re-leased to a third party with an initial seven-month rent-free period. The vacancy and re-leasing of this property with a rent-free period resulted in a further $0.2 million reduction in revenues, but this was partially offset by a similar increase in revenues from the straight-line adjustment associated with the new lease.

Interest and Other Income from MEC

Interest and other income from MEC, which represents the interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, increased from $5.4 million in the third quarter of 2007 to $10.2 million in the third quarter of 2008. The increase is due to a $4.8 million increase in the interest and fees earned under the MEC Bridge Loan (defined below under "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Bridge Loan") established in September 2007.

General and Administrative Expenses

General and administrative expenses in the third quarter of 2008 increased by $1.9 million to $6.3 million from $4.4 million in the third quarter of 2007. General and administrative expenses for the third quarter of 2008 include (i) $1.2 million of advisory and other costs incurred in connection with the reorganization proposal and the exploration of alternatives in respect of MID's investment in MEC (see "SIGNIFICANT MATTERS — Discussions with MID Shareholders and Potential Reorganization Transaction") and (ii) the $1.0 million CEO Bonus Payment. Excluding these items, general and administrative expenses of $4.1 million for the third quarter of 2008 decreased slightly compared to $4.4 million in the third quarter of 2007.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 5% to $11.0 million in the three months ended September 30, 2008 compared to $10.4 million in the three months ended September 30, 2007, primarily due to the impact of foreign exchange.

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Interest Expense, Net

Net interest expense was $2.4 million in the third quarter of 2008 ($3.7 million of interest expense less $1.3 million of interest income) compared to $1.9 million in the third quarter of 2007 ($3.9 million of interest expense less $2.0 million of interest income). The $0.7 million reduction in interest income is due primarily to a decline in interest rates the Real Estate Business earns on its excess cash balances. Interest expense decreased by $0.2 million, primarily due to an increase in the amount of capitalized interest in the third quarter of 2008 compared to the prior year period.

Gain on Disposal of Real Estate

In the third quarter of 2007, the Real Estate Business realized a gain of $0.1 million on the disposal of a 2.5 acre parcel of vacant land in Canada.

Income Taxes

The Real Estate Business had an income tax recovery for the third quarter of 2008 of $7.2 million, compared to an income tax expense for the third quarter of 2007 of $3.3 million.

The Real Estate Business conducts operations in a number of countries with varying statutory rates of taxation. Judgement is required in the estimation of income taxes, and future income tax assets and liabilities, in each of the Real Estate Business' operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that future income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such future income tax assets. The Real Estate Business' effective tax rate can vary significantly quarter to quarter due to changes in (i) the proportion of income earned in each tax jurisdiction, (ii) current and future statutory rates of taxation, (iii) estimates of tax exposures, (iv) the assessment of whether it is more likely than not that future income tax assets will be realized and (v) the valuation allowances recorded on future tax assets.

Revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carryforwards previously not recognized, both driven by the results of tax audits in certain tax jurisdictions, resulted in a $12.5 million income tax recovery being recognized in the third quarter of 2008. The Real Estate Business' income tax expense for the third quarter of 2007 includes (i) a recovery of $1.6 million realized from the reduction in future tax rates in Canada, Germany and the United Kingdom enacted in the third quarter of 2007 and (ii) a net $1.1 million recovery primarily due to a favourable tax reassessment received in the third quarter of 2007 in relation to land sold in a prior year.

Excluding the above items, the income tax expense for the third quarter of 2008 was $5.3 million, representing an effective tax rate of 14.8%, compared to $6.0 million for the third quarter of 2007, representing an effective tax rate of 19.5%. This 4.7% decrease in the adjusted effective tax rate is primarily due to (i) reductions in the statutory tax rates from 2007 to 2008 in Canada and Germany and (ii) changes in the proportion of income earned in the various tax jurisdictions in which the Real Estate Business operates.

Net Income

The Real Estate Business reported net income of $42.8 million for the third quarter of 2008 compared to $27.4 million in the prior year period. The $15.4 million increase is due to an $8.0 million increase in revenues and a $10.5 million reduction in income tax expense, partially offset by increases of $1.9 million in general and administrative expenses, $0.5 million in depreciation and amortization and $0.6 million in net interest expense, and the $0.1 million gain on disposal of real estate in the third quarter of 2007.

MI Developments Inc.      2008    21

Funds From Operations

	Three Months Ended September 30,
(in thousands, except per share information)	2008	2007	Change
Net income	$42,821	$27,413	56%
Add back (deduct):
Depreciation and amortization	10,956	10,434	5%
Future income tax recovery	(865)	(494)	75%
Gain on disposal of real estate, net of income tax	—	(61)	N/M

FFO	$52,912	$37,292	42%

Basic and diluted FFO per share	$1.13	$0.77	47%

Average number of shares outstanding (thousands)
Basic	46,708	48,324
Diluted	46,708	48,332

Net income and FFO for the third quarter of 2008 include (i) an $8.7 million current tax recovery from revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carryforwards previously not recognized (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2008 — Income Taxes") and (ii) a $0.8 million current tax recovery (offset by an equal future tax expense) resulting from the internal restructuring of one of the Real Estate Business' U.S. operating entities. Net income and FFO for the third quarter of 2007 include a net $1.1 million current tax recovery primarily due to a favourable tax reassessment received in the third quarter of 2007 in relation to land sold in a prior year.

Excluding the above items, FFO for the third quarter of 2008 was $43.4 million ($0.93 per share), representing a 20% increase from FFO for the third quarter of 2007 of $36.2 million ($0.75 per share). This $7.2 million increase is due to an $8.0 million increase in revenues and a $1.7 million reduction in current income tax expense (excluding current income taxes associated with disposal gains in the third quarter of 2007), partially offset by increases of $1.9 million in general and administrative expenses and $0.6 million in net interest expense.

Quarterly FFO and diluted FFO per share figures are shown below for the last eight quarters (in thousands, except per share information):

	Q4'06	Q1'07	Q2'07	Q3'07	Q4'07	Q1'08	Q2'08	Q3'08
FFO(1)	$33,934	$34,203	$31,282	$37,292	$39,403	$43,897	$38,960	$52,912
Diluted FFO per share(1)	$0.70	$0.71	$0.64	$0.77	$0.84	$0.94	$0.83	$1.13
Diluted shares outstanding	48,386	48,414	48,419	48,332	47,249	46,708	46,708	46,708

(1)
Refer to footnote 4 under "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)".

Annualized Lease Payments

Annualized lease payments, as at June 30, 2008	$185.2
Contractual rent adjustments	1.7
Completed projects on-stream	0.6
Effect of changes in foreign currency exchange rates	(7.5)
Other	(0.1)

Annualized lease payments, as at September 30, 2008	$179.9

22    MI Developments Inc.      2008

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted into U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "GENERAL — Foreign Currencies").

On a sequential basis, annualized lease payments decreased by $5.3 million from $185.2 million at June 30, 2008 to $179.9 million at September 30, 2008. Annualized lease payments were negatively impacted by $7.5 million during the third quarter of 2008 due to the strengthening of the U.S. dollar against all foreign currencies in which the Real Estate Business operates. This negative impact was partially offset by increases of (i) $0.6 million from cumulative CPI-based contractual rent increases on properties representing 1.1 million square feet of leaseable area, (ii) $1.1 million from fixed contractual adjustments on properties representing 2.9 million square feet of leaseable area and (iii) $0.6 million from the completion of two Magna-related expansion projects in the third quarter of 2008, which added approximately 59 thousand square feet of leaseable area.

The annualized lease payments by currency at September 30, 2008 and June 30, 2008 were as follows:

	September 30, 2008		June 30, 2008
euro	$77.3	43%	$82.7	45%
Canadian dollar	57.9	32	58.5	31
U.S. dollar	42.7	24	42.0	23
Other	2.0	1	2.0	1

	$179.9	100%	$185.2	100%

Real Estate Business Results of Operations — Nine Months Ended September 30, 2008

Rental Revenue

Rental revenue, nine months ended September 30, 2007	$122.8
Contractual rent adjustments	5.0
Completed projects on-stream	1.9
Disposals, vacancies and renewals of income-producing properties	(2.0)
Effect of changes in foreign currency exchange rates	9.8
Straight-line rent adjustment	0.4
Other	(0.2)

Rental revenue, nine months ended September 30, 2008	$137.7

Foreign exchange had a $9.8 million positive impact on reported rental revenues, as the U.S. dollar weakened against most foreign currencies (primarily the euro and Canadian dollar) in which the Real Estate Business operates. Other positive impacts to rental revenues were provided from contractual rent adjustments and completed projects brought on-stream.

The $5.0 million increase in revenue from contractual rent adjustments includes (i) $3.7 million from cumulative CPI-based increases implemented in 2007 and 2008 on properties representing 8.2 million square feet of leaseable area, (ii) $1.1 million from annual CPI-based increases on properties representing 7.4 million square feet of leaseable area and (iii) $0.2 million from fixed contractual adjustments on properties representing 3.2 million square feet of leaseable area.

The $1.9 million increase in revenues from completed projects coming on-stream includes (i) $0.9 million from 144 thousand square feet of leaseable area brought on-stream during 2008 and (ii) $1.0 million from 67 thousand square feet of leaseable area brought on stream in 2007.

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Three properties became vacant or partially vacant in the first nine months of 2008 upon the expiry of lease agreements pertaining to 430 thousand square feet of aggregate leaseable area, resulting in a $0.7 million reduction in revenue. The previously discussed renewal of a lease of an 89 thousand square foot Magna office building in Michigan resulted in an additional $0.3 million reduction in revenue.

The termination of a lease with Magna and subsequent re-leasing of the property to a third party with an initial seven-month rent-free period also resulted in a $0.4 million reduction in revenues, but this was partially offset by a $0.3 million increase in revenue from the straight-line adjustment associated with the new lease.

Disposals and vacancies during 2007 of 317 thousand square feet of leaseable area reduced rental revenues by $0.6 million in the first nine months of 2008 compared to the same period in 2007 (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy").

Interest and Other Income from MEC

Interest and other income from MEC increased by $11.6 million from $15.3 million in the nine months ended September 30, 2007 to $26.9 million in the nine months ended September 30, 2008. The increase is due to an $11.1 million increase in interest and fees earned under the MEC Bridge Loan established in September 2007 and the increased level of borrowings under the MEC Project Financing Facilities (defined below under "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings").

General and Administrative Expenses

General and administrative expenses increased to $20.7 million for the nine months ended September 30, 2008 from $18.0 million in the prior year period. General and administrative expenses for the first nine months of 2008 include (i) $5.8 million of advisory and other costs incurred in connection with the reorganization proposal and the exploration of alternatives in respect of MID's investment in MEC (see "SIGNIFICANT MATTERS — Discussions with MID Shareholders and Potential Reorganization Transaction"), (ii) the $1.0 million CEO Bonus Payment and (iii) a net $0.3 million recovery (primarily under the Company's insurance policy) of costs incurred in connection with the Greenlight Litigation (see "SIGNIFICANT MATTERS — Greenlight Litigation"). General and administrative expenses for the first nine months of 2007 include (i) $2.1 million of advisory and other costs in connection with the exploration of alternatives in respect of MID's investment in MEC, (ii) $2.0 million of costs associated with the Hurricane Katrina donation and (iii) $0.3 million of costs associated with the Company's defence against the Greenlight Litigation. Excluding these items, general and administrative expenses for the first nine months of 2008 were $14.2 million compared to $13.6 million for the first nine months of 2007. The increase from the prior period was primarily due to the impact of foreign exchange.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 9% to $33.4 million in the nine months ended September 30, 2008 compared to $30.6 million in the nine months ended September 30, 2007, primarily due to the impact of foreign exchange.

Interest Expense, Net

Net interest expense was $7.8 million in the nine months ended September 30, 2008 ($11.8 million of interest expense less $4.0 million of interest income) compared to $5.4 million for the nine months ended September 30, 2007 ($11.1 million of interest expense less $5.7 million of interest income). The $1.7 million reduction in interest income is due primarily to a decline in interest rates the Real Estate Business earns on its excess cash balances and there being less cash available for short-term investment. Interest expense increased by $0.7 million, primarily due to foreign exchange as the Company's senior unsecured debentures are denominated in Canadian dollars, partially offset by a $0.3 million increase in the amount of capitalized interest in the nine months ended September 30, 2008 compared to the prior year period.

24    MI Developments Inc.      2008

Write-down of Long-lived Assets

During the nine months ended September 30, 2008, one property, consisting of land and a vacant building, was written down by $0.5 million, from $1.0 million to $0.5 million, to reflect its estimated net realizable value as a result of the Real Estate Business reclassifying the property from "revenue-producing properties" to "properties held for sale" (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy").

Gain on Disposal of Real Estate

In the nine months ended September 30, 2007, the Real Estate Business recognized a $1.5 million gain on the disposal of one property previously held for sale and two income-producing properties in conjunction with Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy").

Other Gains, Net

The Real Estate Business' "other gains, net" for the nine months ended September 30, 2008 includes (i) a $3.9 million gain in the first quarter of 2008 resulting from a payment received from Magna as a result of the early termination of a lease (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy") and (ii) a $0.1 million currency translation loss in the second quarter of 2008. During the first nine months of 2007, the Real Estate Business recognized $0.7 million of net currency translation gains. The currency translation gains and losses for 2008 and 2007, which were previously included in the "accumulated other comprehensive income" component of shareholders' equity, were recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

Income Taxes

In the nine months ended September 30, 2008, the Real Estate Business' income tax expense was $6.0 million, representing an effective tax rate of 5.7%, compared to $13.7 million for the nine months ended September 30, 2007, representing an effective tax rate of 15.9%.

Revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carryforwards previously not recognized, both driven by the results of tax audits in certain tax jurisdictions (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2008 — Income Taxes"), resulted in a $12.1 million income tax recovery being recognized in the first nine months of 2008. The Real Estate Business' income tax expense for the first nine months of 2007 includes (i) the recovery of $1.6 million realized from the reduction in future tax rates discussed previously, (ii) the net $1.1 million recovery primarily due to a favourable tax reassessment discussed previously and (iii) $0.4 million of income tax expense related to the gain on disposal of real estate.

Excluding the above items and the currency translation gains and losses discussed previously, which are not subject to tax, the income tax expense for the first nine months of 2008 was $18.1 million, representing an effective tax rate of 17.1%, compared to $15.9 million for the first nine months of 2007, representing an effective tax rate of 18.8%. This 1.7% decrease in the adjusted effective tax rate is primarily due to (i) reductions in the statutory tax rates from 2007 to 2008 in Canada and Germany and (ii) changes in the proportion of income earned in the various tax jurisdictions in which the Real Estate Business operates.

Net Income

Net income of $100.1 million for the first nine months of 2008 increased by 38% compared to net income of $72.6 million for the first nine months of 2007. The $27.5 million increase is due to increases of $26.5 million in revenues and $3.1 million in other net gains and a $7.7 million reduction in income tax expense, partially offset by increases of $2.7 million in general and administrative expenses, $2.8 million in depreciation and amortization and $2.4 million in net interest expense. Net income was also negatively impacted by a write-down of long-lived assets of $0.5 million recognized in the second quarter of 2008 as well as the $1.5 million gain on disposal of real estate recognized in the first nine months of 2007 (nil in 2008).

MI Developments Inc.      2008    25

Funds From Operations

	Nine Months Ended September 30,
(in thousands, except per share information)	2008	2007	Change
Net income	$100,073	$72,576	38%
Add back (deduct):
Depreciation and amortization	33,359	30,581	9%
Future income tax expense	1,782	1,361	31%
Write-down of long-lived assets	450	—	N/M
Gain on disposal of real estate, net of income tax	—	(1,089)	N/M
Currency translation loss (gain)	105	(652)	N/M

FFO	$135,769	$102,777	32%

Basic and diluted FFO per share	$2.91	$2.12	37%

Average number of shares outstanding (thousands)
Basic	46,708	48,348
Diluted	46,708	48,369

Net income and FFO for the first nine months of 2008 include (i) a $7.0 million current tax recovery from revisions to estimates of certain tax exposures (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2008 — Income Taxes") and (ii) a $0.8 million current tax recovery (offset by an equal future tax expense) resulting from the internal restructuring of one of the Real Estate Business' U.S. operating entities. Net income and FFO for the third quarter of 2007 include a net $1.1 million current tax recovery primarily due to a favourable tax reassessment received in the third quarter of 2007 in relation to land sold in a prior year.

Excluding the above items and the $3.9 million lease termination fee (See "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Nine Months Ended September 30, 2008 — Other Gains, Net") and its related income tax effect, FFO for the first nine months of 2008 was $125.4 million ($2.69 per share), representing a 23% increase from FFO for the first nine months of 2007 of $101.7 million ($2.10 per share). This $23.7 million increase is due to a $26.5 million increase in revenue and a $2.3 million reduction in current income tax expense (excluding current income taxes associated with disposal gains in 2007), partially offset by increases of $2.7 million in general and administrative expenses and $2.4 million in net interest expense.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2007	$177.2
Contractual rent adjustments	8.1
Completed projects on-stream	1.8
Vacancies	(1.4)
Renewals and re-leasing of income-producing properties	(1.3)
Effect of changes in foreign currency exchange rates	(4.2)
Other	(0.3)

Annualized lease payments, as at September 30, 2008	$179.9

On a year-to-date basis, annualized lease payments increased by $2.7 million, or 2%, from $177.2 million at December 31, 2007 to $179.9 million at September 30, 2008. $8.1 million of this growth was driven by contractual rent adjustments, including $5.5 million from cumulative CPI-based increases on properties representing 8.2 million square feet of leaseable area, $1.5 million from annual CPI-based increases on properties representing 7.4 million square feet of leaseable area, and $1.1 million from fixed contractual adjustments on properties representing 3.2 million square feet of leaseable area.

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The completion of six Magna-related expansion projects in the first nine months of 2008 added an aggregate of 144 thousand square feet of leaseable area and increased annualized lease payments by $1.8 million.

Partially offsetting these positive contributions are (i) a $1.4 million decrease in annualized lease payments from the vacancy or partial vacancy of three properties, including two properties representing 287 thousand square feet of leaseable area which were vacated in the second quarter of 2008, and 143 thousand square feet of leaseable area in relation to a third property for which the third-party lease expired in February 2008, (ii) a $0.3 million reduction in annualized lease payments upon the termination of a lease with Magna of a property with 39 thousand square feet of leasable area that was re-leased to a third party tenant at a lower annual rate per square foot (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), (iii) a $1.0 million reduction in annualized lease payments in connection with the renewal of the lease for an office building in Michigan as discussed previously and (iv) a $4.2 million reduction from the strengthening of the U.S. dollar against most of the foreign currencies in which the Real Estate Business operates (primarily the euro and Canadian dollar).

The annualized lease payments by currency at September 30, 2008 and December 31, 2007 were as follows:

	September 30, 2008		December 31, 2007
euro	$77.3	43%	$72.5	41%
Canadian dollar	57.9	32	59.6	34
U.S. dollar	42.7	24	43.1	24
Other	2.0	1	2.0	1

	$179.9	100%	$177.2	100%

Real Estate Business Statement of Cash Flows

Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $131.8 million in the first nine months of 2008 compared to $103.5 million in the first nine months of 2007. The increase is due to a $27.5 million increase in net income that was net of a $0.8 million increase in the net reduction to net income from non-cash items (see note 16 to the unaudited interim consolidated financial statements).

Changes in non-cash balances generated $0.7 million of cash in the first nine months of 2008 compared to $10.6 million of cash provided in the first nine months of 2007 (see note 16 to the unaudited interim consolidated financial statements).

Investing Activities

During the first nine months of 2008, the Real Estate Business, through the MID Lender, advanced $73.9 million ($21.9 million in the third quarter) to MEC and certain of its subsidiaries under the MEC Bridge Loan and MEC Project Financing Facilities (see "REAL ESTATE BUSINESS — Loans Receivable from MEC"). The Real Estate Business also spent $16.0 million ($2.9 million in the third quarter) on real estate property expenditures. These cash outflows were partially offset by $29.3 million ($5.0 million in the third quarter) of repayments under the MEC Bridge Loan and MEC Project Financing Facilities.

Financing Activities

During the nine months ended September 30, 2008, the Real Estate Business paid dividends of $21.0 million ($7.0 million in the third quarter) and repaid $0.3 million ($0.1 million in the third quarter) of long-term debt related to mortgages payable on two income-producing properties.

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Real Estate Assets

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

The net book values of the Real Estate Business' real estate assets are as follows:

	September 30, 2008	December 31, 2007
Income-producing real estate properties	$1,283.0	$1,324.7
Properties held for development	224.0	226.3
Properties under development	0.5	9.5
Properties held for sale	0.5	1.4

Real estate properties, net	$1,508.0	$1,561.9

Income-Producing Properties

At September 30, 2008, the Real Estate Business had 105 income-producing properties, representing 27.3 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria. The book value of the income-producing portfolio by country as at September 30, 2008 was as follows:

	September 30, 2008	Percent of Total
Canada	$426.4	33%
Austria	379.5	30
U.S.	237.2	18
Germany	129.3	10
Mexico	73.6	6
Other countries	37.0	3

	$1,283.0	100%

Properties Held for Development

The Real Estate Business had approximately 1,400 acres of land held for development at September 30, 2008 and December 31, 2007, including approximately 900 acres in the U.S., 300 acres in Canada, 100 acres in Mexico and 100 acres in Europe.

Properties Under Development

At September 30, 2008, the Real Estate Business had four minor projects under development: three in Canada and one in Austria. These projects commenced in the first nine months of 2008 and will add an aggregate of 20 thousand square feet of leaseable area to the Real Estate Business' income-producing portfolio. The total anticipated cost of these projects is approximately $7.3 million, of which $0.5 million had been incurred at September 30, 2008.

Loans Receivable from MEC

MEC Bridge Loan

On September 13, 2007, MID announced that the MID Lender had agreed to provide a bridge loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) to MEC (the "MEC Bridge Loan"). The MEC Bridge Loan, together with the FEL Equity Investment (see "SIGNIFICANT MATTERS — Changes to MEC Loans"), was intended to provide short-term funding to MEC as it sought to implement the MEC Debt Elimination Plan (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan").

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The MEC Bridge Loan has been made available through a non-revolving facility provided by the MID Lender. The MEC Bridge Loan proceeds may only be used by MEC in accordance with the MEC Debt Elimination Plan and are available solely to fund: (i) operations; (ii) payments of principal, interest and costs, fees and expenses due under the MEC Bridge Loan and the Project Financing Facilities; (iii) mandatory payments of interest in connection with permitted debt under the MEC Bridge Loan; (iv) mandatory capital expenditures; and (v) capital expenditures required pursuant to the terms of the joint venture arrangements between MEC and Forest City Enterprises, Inc. ("Forest City") and Caruso Affiliated ("Caruso").

The MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to the London Interbank Offered Rate ("LIBOR") plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0% (set at 16.2% at December 31, 2007). On February 29, 2008, the interest rate on outstanding and subsequent advances under the MEC Bridge Loan was increased by a further 1.0% (set at 15.7% at September 30, 2008).

Given that the sale of MEC assets under the MEC Debt Elimination Plan was taking and continues to take longer than originally contemplated, during the nine months ended September 30, 2008, the maturity date of the MEC Bridge Loan was extended from May 31, 2008 to October 31, 2008, the maximum commitment under the MEC Bridge Loan was increased from $80.0 million to $110.0 million, MEC was given the ability to re-borrow the $21.5 million that had been previously repaid from proceeds of asset sales (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") and MEC was permitted to use up to $2.0 million to fund costs associated with the November 2008 gaming referendum in Maryland (see "MAGNA ENTERTAINMENT CORP."). In October 2008, the maturity date of the MEC Bridge Loan was extended to December 1, 2008, the maximum commitment under the MEC Bridge Loan was increased to $125.0 million, MEC was given the ability to re-borrow $4.5 million that had been previously repaid from proceeds of additional asset sales (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") and MEC was permitted to use up to an additional $1.0 million to fund costs associated with the November 2008 gaming referendum in Maryland. Draws under the MEC Bridge Loan are not permitted after November 17, 2008 unless the MEC Credit Facility (see "LIQUIDITY AND CAPITAL RESOURCES — MEC") is further extended or replaced.

The MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon, Ocala and Thistledown lands, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third party lender). The MEC Bridge Loan is cross-defaulted to all other obligations of MEC and its subsidiaries to the MID Lender, including the MEC Project Financing Facilities.

The MEC Bridge Loan must be repaid with, and the commitment is reduced by, amounts equal to all net proceeds realized by MEC from asset sales and issuances of equity (other than the FEL equity investment) or debt, subject to amounts required to be paid to MEC's existing lenders. Amounts repaid subsequent to the changes made in October 2008 cannot be re-borrowed. During the three and nine months ended September 30, 2008, $4.5 million and $26.0 million, respectively, of the MEC Bridge Loan was repaid from proceeds of MEC asset sales under the MEC Debt Elimination Plan. At September 30, 2008, $89.2 million was outstanding under the MEC Bridge Loan. Subsequent to quarter-end, $18.3 million was advanced under the MEC Bridge Loan.

MID management expects that MEC will be unable at December 1, 2008 to repay the MEC Bridge Loan. Furthermore, MID management expects that MEC will again need to seek extensions from existing lenders, including MID, and additional funds in the short-term from one or more possible sources, which may include MID. The availability of such extensions and additional funds is not assured and, if available, the terms thereof are not yet determinable (see "SIGNIFICANT MATTERS — MEC Liquidity and Going Concern").

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The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). In connection with the amendments during the nine months ended September 30, 2008, the MID Lender received aggregate fees of $3.2 million. Subsequent to quarter-end, the MID Lender received a fee of $1.3 million in connection with the changes made in October 2008 (1% of the increased maximum commitment). The MID Lender also receives an annual commitment fee equal to 1% of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the MEC Bridge Loan and changes thereto are paid by MEC. The interest rates and fees reflect MID's assessment (with the benefit of advice from its financial advisors) of the credit risk associated with MEC, taking into consideration, among other things, MEC's financial condition and the security package for the MEC Bridge Loan.

MEC Project Financings

The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association, Inc. ("GPRA") and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, the Palm Meadows Training Center and Remington Park and over all other assets of Gulfstream Park, the Palm Meadows Training Center and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches. Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility. The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

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In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan); and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008. In consideration of these amendments and subject to certain conditions, the MID Lender agreed to waive the make-whole payment for any repayments made under the MEC Project Financing Facilities on or prior to May 31, 2008 and adjust the amortization schedule for the Gulfstream Park project financing facility following receipt of the $100.0 million repayment, provided that (i) repayments under the Gulfstream Park project financing facility are first applied to the July 2006 slots tranche, then to the December 2006 slots tranche (for each of which there is no make-whole payment), and then to the original tranche and (ii) no event of default exists under the MEC Project Financing Facilities.

In connection with the amendments to the MEC Bridge Loan during the nine months ended September 30, 2008, the MID Lender also agreed to amend the Gulfstream Park project financing facility by extending the deadline for repayment of at least $100.0 million from May 31, 2008 to October 31, 2008. In connection with the October 2008 changes to the MEC Bridge Loan, the MID Lender also agreed to extend the repayment deadline under the Gulfstream Park project financing facility to December 1, 2008. Any repayments made under either of the MEC Project Financing Facilities on or prior to December 1, 2008 will not be subject to a make-whole payment. Subsequent to quarter-end, the MID Lender received a fee of $1.0 million in connection with the October 2008 extension (1% of the minimum required repayment). MID management expects that MEC will be unable to make the required $100.0 million repayment under the Gulfstream Park project financing facility by December 1, 2008 (see "SIGNIFICANT MATTERS — MEC Liquidity and Going Concern").

Since the relevant completion date (or since inception for the July 2006 and December 2006 tranches of the Gulfstream Park project financing facility), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility, for which the interest capitalization period was extended to May 1, 2007). Commencing January 1, 2007 (May 1, 2007 for the December 2006 tranche of the Gulfstream Park project financing facility), the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities. Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. There were no such payments made during the three months ended September 30, 2008 (2007 — $1.6 million), and $1.7 million of such payments made during the nine months ended September 30, 2008 (2007 — $3.3 million). During the three months ended March 31, 2008, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility. Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility during the three months ended March 31, 2008.

At September 30, 2008, there were balances of $171.4 million and $26.8 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively.

The provision of (and changes to) the MEC Project Financing Facilities and MEC Bridge Loan were reviewed and considered by a Special Committee comprised of independent directors of MID. After considering the recommendations of the Special Committee and its own review and consideration of the MEC Project Financing Facilities and MEC Bridge Loan (and changes thereto), the Board unanimously approved the transactions (excluding Messrs. Stronach and Mills, who (at the applicable times) did not vote because of their relationships with MEC).

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MAGNA ENTERTAINMENT CORP.

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Ohio, Oregon and Ebreichsdorf, Austria. In addition, MEC operated a racetrack in Michigan until November 2007 and, under a management agreement, operates a racetrack in Pennsylvania that it previously owned. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is a leading supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages seven thoroughbred racetracks, one standardbred (harness racing) racetrack and two racetracks that run both thoroughbred and quarter horse meets, as well as the simulcast wagering venues at these tracks. Also, MEC previously managed the thoroughbred and standardbred racing at Magna Racino™, but a local operator is now managing meets at that facility. Three of the racetracks owned or operated by MEC (Gulfstream Park, Remington Park and Magna Racino™) include casino operations with alternative gaming machines. In addition, MEC operates off-track betting ("OTB") facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, Dubai, Germany and the United Kingdom, and a European account wagering service known as MagnaBet™.

On November 4, 2008 Maryland voters approved the proposed state constitutional amendment authorizing the State to issue up to five video lottery licenses for the installation and operation of up to 15,000 video lottery terminals ("VLTs") for the purpose of raising revenue for education (the "Maryland Gaming Referendum"). On November 5, 2008, MEC announced that its subsidiary, The Maryland Jockey Club ("MJC"), expects to pursue a VLT license for Laurel Park as soon as practicable and also expects that both Laurel Park and Pimlico Race Course will be entitled to share in Maryland VLT revenues through purse contributions.

Under a series of March 2007 agreements with Churchill Downs Incorporated ("CDI"), MEC also owns a 50% interest in a joint venture, TrackNet Media Group, LLC ("TrackNet Media"), a content management company formed for distribution of the full breadth of MEC's and CDI's horseracing content. In addition to making horseracing content available for both MEC and CDI, TrackNet Media also makes such content available for third parties, including racetracks, off-track betting facilities, casinos and advance deposit wagering companies, and purchases horseracing content from third parties to be made available through CDI's and MEC's respective outlets. The TrackNet Media arrangement also involves the exchange by MEC and CDI of their respective horseracing signals such that CDI's racing content is available for wagering through MEC-owned tracks and simulcast-wagering facilities and through MEC's advance deposit wagering platform, XpressBet®, and MEC's racing content is similarly available for wagering through CDI tracks and off-track betting facilities and through CDI-owned advance deposit wagering platforms. A separate joint venture with CDI, "HRTV, LLC", also involves the ownership by each of MEC and CDI of 50% shares in HorseRacing TV® ("HRTV®"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). HRTV® is currently distributed to more than 16 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC's racetracks and other racetracks to paying subscribers, via private direct to home satellite. MEC also owns AmTote International, Inc. ("AmTote"), a provider of totalisator services to the pari-mutuel industry.

To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a triple-net lease agreement with MID (see "REAL ESTATE BUSINESS — Our Relationship with MEC"), operates an additional thoroughbred training centre situated near San Diego, California. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to its racetracks, MEC's real estate portfolio includes a residential development in Austria. MEC is also working with potential developers and strategic partners on proposals for developing leisure and entertainment and/or retail-based projects on the under-utilized lands surrounding, or adjacent to, certain of MEC's premier racetracks.

MEC and Forest City are the members of a joint venture formed pursuant to a May 2005 Limited Liability Company Agreement. The joint venture contemplates the development of The Village at Gulfstream Park™, a 60-acre master-planned lifestyle destination, which will offer shops, destination retailers, signature

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restaurants, entertainment options and a residential live/work environment on a portion of the Gulfstream Park property. The groundbreaking for Phase 1 of this project occurred in June 2007. MEC has also entered into definitive operating agreements with certain affiliates of Caruso regarding the proposed mixed use development of approximately 51 acres surrounding Santa Anita Park, though construction has not yet commenced due to a legal challenge from Westfield Corporation ("Westfield"), a developer of a neighbouring parcel. Westfield has challenged the manner in which the entitlement process for such development has proceeded and, on May 16, 2007, commenced civil litigation in the Los Angeles Superior Court in an attempt to overturn the Arcadia City Council's approval and granting of entitlements related to the construction of The Shops at Santa Anita. In addition, on May 21, 2007, Arcadia First! filed a petition against the City of Arcadia to overturn the entitlements and named MEC and certain of its subsidiaries as parties of interest. The first hearings on the merits of the petitioners' claims were heard in May 2008. On July 23, 2008, the court issued a tentative opinion in favour of the petitioners in part, concluding that eleven parts of the final environmental impact report were deficient. On September 29, 2008, the court heard the respondents' motion to vacate the tentative opinion and to enter a new and different decision. That motion was denied and the court declared its tentative opinion to be its final decision. The respondents are considering whether to amend and supplement the environmental impact report in an attempt to cure the eleven defects or, in the alternative, to file a notice of appeal. The last day to file an appeal is December 16, 2008. As a result of this legal challenge, development efforts may be delayed or suspended.

MEC Debt Elimination Plan

On August 9, 2007, MEC announced that its Board of Directors had approved a number of actions designed to reduce debt and improve profitability. As discussed further below, these initiatives include relinquishing MEC's racing licence in Romulus, Michigan, terminating MEC's development plans for Dixon, California, ceasing horseracing for its own account at Magna Racino™ at the close of the 2007 meet and the listing for sale of certain real estate properties. MEC also announced that it had retained Greenbrook Capital Partners Inc. ("Greenbrook") to conduct a strategic review of its operations. The strategic review was led by Greenbrook's Senior Partner, Mr. Tom Hodgson, a former President and Chief Executive Officer of MEC (from March 2005 to March 2006).

On September 13, 2007, following the strategic review, MEC announced the details of the MEC Debt Elimination Plan, which was designed to eliminate MEC's net debt by December 31, 2008 by generating aggregate proceeds of approximately $600 to $700 million through: (i) the sale of certain real estate, racetracks and other assets; (ii) the sale of, or entering into strategic transactions involving, MEC's other racing, gaming and technology operations; and (iii) a possible future equity issuance by MEC, likely in 2008. These proceeds are to be used to fund MEC's operations and applied to eliminate MEC's net debt, including amounts owed to the MID Lender under the MEC Bridge Loan and the MEC Project Financing Facilities. The MEC Debt Elimination Plan also included the FEL Equity Investment. The closing of the FEL Equity Investment occurred on October 29, 2007, upon which date FEL purchased 8,888,888 shares of MEC Class A Stock at a price per share of $2.25.

Upon completion of Greenbrook's strategic review in September 2007, MEC entered into a consulting agreement with Greenbrook pursuant to which Greenbrook is assisting with the implementation of the MEC Debt Elimination Plan by providing consulting services. Mr. Tom Hodgson is responsible for carrying out Greenbrook's obligations under the consulting agreement, which expires on December 12, 2008 (subject to early termination).

Pursuant to a consulting agreement between MID and MEC, which requires MEC to reimburse MID for its expenses, MID management has also provided assistance to MEC in implementing the MEC Debt Elimination Plan.

To date, MEC has generated aggregate asset sale proceeds under the MEC Debt Elimination Plan of $37.7 million, of which $26.0 million has been used to make repayments under the MEC Bridge Loan. Although MEC continues to take steps to implement its plan, MEC does not expect to be able to complete asset sales as quickly as originally planned nor does MEC expect to achieve proceeds of disposition as high as originally contemplated.

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On November 5, 2008, MEC announced that it had engaged Miller Buckfire & Co., LLC ("Miller Buckfire") as its financial advisor and investment banker to review and evaluate various strategic alternatives, including additional asset sales, financing and balance sheet restructuring opportunities. MEC also announced that, as a result of the negative impact the weak real estate and credit markets have had on its ability to sell non-core assets, MEC intends to work with Miller Buckfire to develop and execute a plan to sell, or enter into joint ventures with respect to, one or more of its core racetracks in order to strengthen its balance sheet and liquidity position.

MEC initially announced its intention to sell real estate properties situated in the following locations: Dixon, California; Ocala, Florida; Porter, New York; Aventura and Hallandale, Florida, both adjacent to Gulfstream Park; Anne Arundel County, Maryland, adjacent to Laurel Park and Ebreichsdorf, Austria, adjacent to the Magna Racino™. The Porter, New York, and Ebreichsdorf, Austria properties have been sold, with MEC using the net sales proceeds to repay debt, including an aggregate of $21.5 million of repayments under the MEC Bridge Loan. MEC is marketing the Dixon property for sale and has listed it with a real estate broker. The real estate market in which the Dixon, California property is located has worsened considerably since MEC listed the property for sale. As a result of this continued deterioration of the Northern California real estate market, MEC recorded a write-down of $5.0 million in the first quarter of 2008 related to this property, which represented the excess of the carrying value of the asset over the estimated net realizable value. MEC does not currently have the Aventura and Hallandale, Florida or the Anne Arundel County, Maryland properties listed for sale.

On August 12, 2008, MEC announced that it had entered into an agreement to sell approximately 489 acres of excess real estate located in Ocala, Florida to Lincoln Property Company and Orion Investment Properties, Inc. for a purchase price of $16.5 million cash, subject to a 90-day due diligence period in favour of the purchasers. On November 3, 2008, MEC announced that the prospective purchasers had terminated the agreement. MEC has announced that it still intends to sell the Ocala property and will re-initiate its marketing efforts.

MEC has also announced that it intends to explore selling its membership interests in the mixed-use developments at its Gulfstream Park racetrack in Florida and Santa Anita Park racetrack in California that it is pursuing under joint venture arrangements with Forest City and Caruso.

As part of the MEC Debt Elimination Plan, MEC announced its intention to sell the following racetracks: Great Lakes Downs in Michigan; Remington Park, a horseracing and gaming facility located in Oklahoma City; Thistledown in Ohio; and its interest in Portland Meadows in Oregon. In July 2008, MEC completed the sale of Great Lakes Downs for net proceeds of $4.5 million, which were used to partially repay the MEC Bridge Loan. In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain assets and in October 2007, the U.S. investment bank began marketing Remington Park and Thistledown for sale. However, MEC has since taken over the sales process from the U.S. investment bank and is currently in discussions with potential buyers of these assets. In March 2008, MEC initiated a program to locate potential buyers for Magna Racino™ and has begun marketing the assets for sale through a real estate agent. In November 2007, MEC initiated a program to locate a buyer and is currently in discussions with potential buyers for this asset. In June 2003, the Oregon Racing Commission (the "ORC") adopted regulations that permitted wagering through instant racing terminals as a form of pari-mutuel wagering at Portland Meadows. In September 2006, the ORC granted a request by Portland Meadows to offer instant racing under its 2006-2007 race meet licence. In June 2007, the ORC, acting under the advice of the Oregon Attorney General, temporarily suspended and began proceedings to repeal the instant racing regulations. In September 2007, the ORC denied a request by Portland Meadows to offer instant racing under its 2007-2008 race meet licence. In response to this denial, MEC requested the holding of a contested case hearing, which took place in January 2008. On February 27, 2008, the Administrative Law Judge issued a proposed order that supported the installation and operation of instant racing machines at Portland Meadows. However, on April 25, 2008, the ORC issued an order rejecting that recommendation. Based primarily on the ORC's order to reject the recommendation, MEC recorded a write-down of long-lived assets of $3.1 million in the first quarter of 2008 relating to the instant racing terminals and the build-out of the instant racing facility. In May 2008, MEC filed a petition with the Oregon Court of Appeal for judicial review of the order of the ORC and a decision is expected in the first or second quarter of 2009.

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As part of the MEC Debt Elimination Plan, MEC also announced that it intends to explore other strategic transactions involving other racing, gaming and technology operations. These potential transactions may include: partnerships or joint ventures in respect of the existing gaming facility at Gulfstream Park; partnerships or joint ventures in respect of potential alternative gaming operations at other MEC racetracks that currently do not have gaming operations; and transactions involving MEC's technology operations, which may include one or more of the assets that comprise MEC's PariMax business.

The original MEC Debt Elimination Plan did not contemplate the sale of MEC's Austrian assets (except for the excess real estate in Ebreichsdorf discussed above). However, in the first quarter of 2008, MEC committed to a plan to sell certain Austrian assets including Magna Racino™ and other lands in the Ebreichsdorf, Austria and certain excess lands located in Oberwaltersdorf, Austria. MEC has initiated a program to sell these Austrian assets and has engaged a sales agent to market these properties. MEC recognized a write-down of long-lived assets of 18.8 million euros ($29.2 million) in the first quarter of 2008 in relation to these Austrian assets, which represents the excess of the carrying value of the assets over the estimated net realizable value.

The real estate properties located in Dixon, California, Ocala, Florida and Oberwaltersdorf, Austria have been classified as MEC's "assets held for sale" at September 30, 2008. The operations of Remington Park, Thistledown, Portland Meadows, Magna Racino™ and Great Lakes Downs, have been presented as MEC's "discontinued operations" at September 30, 2008, given that all of these operations met the criteria under GAAP for classification as "discontinued operations" at September 30, 2008. Comparative periods presented have been restated to reflect the results of these assets held for sale and discontinued operations on a consistent basis.

MEC Results of Operations — Three Months Ended September 30, 2008

Basis of Presentation

The following discussion is based on MEC's results of operations included in the Company's consolidated statements of income (loss) for the three months ended September 30, 2008 and 2007.

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because four of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie and Pimlico Race Course) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Revenues

Live race days are a significant factor in the operating and financial performance of MEC's racing business. Another significant factor is the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on MEC's racetrack revenues. Such factors include, but are not limited to: attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities; activity through MEC's XpressBet® and MagnaBet™ systems; the number of races conducted at MEC's racetracks and at racetracks whose signals MEC imports; the average field size per race; MEC's ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

In the three months ended September 30, 2008, MEC operated its racetracks classified as continuing operations for 105 live race days, which is 31 more live race days than in the three months ended September 30, 2007, primarily due to increases in live race days at The Meadows and Golden Gate Fields as discussed further below.

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Set forth in the following table is a schedule of MEC's actual live race days by racetrack for the first three quarters and awarded live race days for the fourth quarter of 2008 with a comparison to 2007.

	Q1 2008	Q1 2007	Q2 2008	Q2 2007	Q3 2008	Q3 2007	YTD 2008	YTD 2007	Awarded Q4 2008	Q4 2007	Total 2008(1)	Total 2007
Continuing Operations Racetracks
Santa Anita Park(2)	57	65	15	15	—	—	72	80	5	5	77	85
Gulfstream Park	74	73	15	15	—	—	89	88	—	—	89	88
Golden Gate Fields	25	26	30	35	10	—	65	61	62	37	127	98
Laurel Park(3)	51	63	8	8	25	26	84	97	59	51	143	148
Lone Star Park	—	—	49	49	18	18	67	67	29	32	96	99
Pimlico Race Course(3)	—	—	31	31	—	—	31	31	—	—	31	31
The Meadows	49	62	56	64	52	30	157	156	51	49	208	205

	256	289	204	217	105	74	565	580	206	174	771	754

Discontinued Operations Racetracks
Thistledown	—	—	44	54	62	54	106	108	1	28	107	136
Remington Park	14	14	36	36	24	36	74	86	43	33	117	119
Portland Meadows	27	30	—	11	—	—	27	41	34	34	61	75
Great Lakes Downs	—	—	—	27	—	51	—	78	—	20	—	98
Magna Racino TM(4)	—	2	7	9	3	9	10	20	3	5	13	25

	41	46	87	137	89	150	217	333	81	120	298	453

Total	297	335	291	354	194	224	782	913	287	294	1,069	1,207

(1)
Includes actual live race days for the first three quarters of 2008 and awarded live race days for the fourth quarter of 2008.

(2)
Excludes The Oak Tree Meet, which runs primarily in the fourth quarter and is hosted by the Oak Tree Racing Association at Santa Anita Park. The Oak Tree Meet is scheduled to operate for 26 days in 2008 compared to 31 days in 2007.

(3)
MJC consists of Laurel Park and Pimlico Race Course.

(4)
In 2008, a local operator is managing the live race meet at Magna Racino™ for its own account.

MEC's total revenues for the third quarter of 2008 were $82.3 million, including $79.4 million from racing and gaming operations and $2.9 million from other operations. This compares to revenues of $82.1 million in the third quarter of 2007, which includes $79.4 million from racing and gaming operations and $2.7 million from other operations.

Revenues from MEC's racing and gaming operations for the third quarter of 2008 compared to the third quarter of 2007 were impacted by the following:

•
revenues in MEC's Maryland operations being $3.2 million lower than in the prior year period, primarily due to lower average daily attendance and handle at both Laurel Park and Pimlico;

•
revenues in MEC's Southern U.S. operations being $1.2 million lower than in the prior year period, primarily due to lower average daily attendance and handle at Lone Star Park;

•
revenues in MEC's PariMax operations being $0.6 million lower than in the prior year period, primarily due to lower revenues at AmTote's Australian operations and lower tote revenues with overall industry decline in wagering handle, partially offset by increased wagering at XpressBet® with access to new racing content that was not previously available to XpressBet®;

•
revenues in MEC's Northern U.S. operations being $0.5 million lower than in the prior year period despite 22 additional live race days at The Meadows which has been negatively impacted by lower average daily attendance and handle;

•
revenues in MEC's California operations being $3.1 million higher than in the prior year period, primarily due to 10 additional live race days at Golden Gate Fields with a change in the racing calendar and additional awarded live race days; and

36    MI Developments Inc.      2008

•
revenues in MEC's Florida operations being $2.6 million higher than in the prior year period, primarily due to the offering of simulcasting after the live race meet ended, which was not available in the prior year period, and increased slot revenues.

The increase in revenues from other operations in the third quarter of 2008 compared to the prior year period is primarily due to a 0.8 million euro ($1.2 million) sale of real estate in Oberwaltersdorf, Austria to Fontana Immobilien GmbH, an entity in which one of MEC's wholly-owned subsidiaries had a 50% joint venture equity interest, partially offset by lower housing unit sales at MEC's European residential housing development in the third quarter of 2008 compared to the prior year period.

Purses, Awards and Other

Purses, awards and other expenses increased by 9% to $33.6 million in the third quarter of 2008 from $30.8 million in the third quarter of 2007, primarily due to increased wagering at Gulfstream Park, Golden Gate Fields and XpressBet®, partially offset by decreased wagering at MJC, Lone Star Park and The Meadows. As a percentage of gross wagering and gaming revenues, purses, awards and other expenses increased from 58% in the third quarter of 2007 to 59% in the third quarter of 2008, primarily due to the increased costs associated with live racing at Golden Gate Fields.

Operating Costs

Operating costs principally include salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licence fees, insurance premiums and predevelopment costs.

Operating costs decreased marginally to $55.4 million in the third quarter of 2008 compared to $55.6 million in the prior year period. MEC's operating costs for the third quarter of 2008 compared to the third quarter of 2007 were impacted by the following:

•
a $3.1 million decrease in costs in MEC's PariMax operations, primarily due to cost reduction initiatives at AmTote as a result of a reduction in revenues, partially offset by increased marketing costs at XpressBet®;

•
a $0.8 million decrease in costs in MEC's Florida operations, primarily due to cost reduction initiatives;

•
a $1.0 million increase in costs in MEC's California operations, primarily due to additional live race days at Golden Gate Fields;

•
a $0.6 million increase in costs associated with the real estate sold to Fontana Immobilien GmbH and higher operating costs related to new housing development initiatives; and

•
a $2.4 million increase in predevelopment costs, driven primarily by a $1.1 million increase in costs incurred in the pursuit of alternative gaming opportunities, primarily in relation to the Maryland Gaming Referendum, $0.9 million of costs incurred in the third quarter of 2008 to evaluate financing alternatives, and a $0.7 million increase in legal costs relating to the protection of MEC's content distribution rights.

As a percentage of total revenues, operating costs decreased marginally from 68% in the third quarter of 2007 to 67% in the third quarter of 2008.

General and Administrative Expenses

MEC's general and administrative expenses decreased by 23%, to $13.7 million in the third quarter of 2008 compared to $17.8 million in the third quarter of 2007. The decrease is primarily attributable to several of MEC's racetracks, as well as its corporate office, incurring lower general and administrative expenses as a result of cost reduction initiatives and reduced severance costs in the current year period compared to the prior year period. As a percentage of total revenues, general and administrative expenses decreased from 22% in the third quarter of 2007 to 17% in the third quarter of 2008.

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Depreciation and Amortization Expense

Depreciation and amortization increased by 13% from $10.0 million in the third quarter of 2007 to $11.2 million in the third quarter of 2008, primarily due to increased depreciation (i) at Santa Anita Park and Golden Gate Fields with the installation of new synthetic racing surfaces in the fall of 2007 and (ii) on phase two of the slots facility at Gulfstream Park.

Interest Expense, Net

MEC's net interest expense increased by 52% to $18.8 million in the third quarter of 2008 compared to $12.4 million in the third quarter of 2007. The increase in net interest expense is primarily attributable to (i) increased amounts outstanding under the MEC Bridge Loan and (ii) increased fees related to changes to the MEC Bridge Loan and extensions of the MEC Credit Facility.

Write-down of MEC's Long-lived Assets

During the third quarter of 2007, MEC recognized a non-cash impairment charge of $1.4 million in connection with the sales plan relating to real estate in Porter, New York (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"), representing the excess of the carrying value of this property over its estimated fair value based on independent appraisals, less estimated selling costs. In the fourth quarter of 2007, $0.1 million of this impairment loss was reversed based on the actual net proceeds realized in the disposition of this property.

Gain on Disposal of Real Estate

During each of the three-month periods ended September 30, 2007 and 2008, MEC recognized a gain of $0.1 million in relation to adjustments (relating to an environmental holdback) to the proceeds on the sale of its interests and rights in a 205 acre parcel of land located in Bonsall, California to MID in the second quarter of 2007 (see "REAL ESTATE BUSINESS — Our Relationship with MEC").

Other Gains

"Other gains" reported under the MEC segment for the third quarter of 2008 represent a nominal gain recorded by the Company in association with fractional shares of MEC Class A Stock redeemed pursuant to MEC's reverse stock split completed in the third quarter of 2008 (see "LIQUIDITY AND CAPITAL RESOURCES — MEC").

Income Taxes

MEC recorded an income tax expense of $0.7 million on a loss before income taxes and minority interest of $50.3 million for the third quarter of 2008 compared to an income tax recovery of $0.8 million on MEC's loss before income taxes and minority interest of $45.7 million for the third quarter of 2007. The income tax expense in the three months ended September 30, 2008 primarily represents valuation allowances recorded against future tax assets in certain U.S. operations that, effective January 1, 2008, are included in MEC's consolidated U.S. income tax return. The income tax recovery in the third quarter of 2007 primarily relates to certain U.S. operations that were not included in MEC's U.S. consolidated income tax return.

Discontinued Operations

Discontinued operations for the third quarters of 2008 and 2007 include the operations of Remington Park, Thistledown, Portland Meadows, Great Lakes Downs and Magna Racino™ (see "SIGNIFICANT MATTERS — MEC Debt Elimination Plan"). As disclosed in note 4 to the unaudited interim consolidated financial statements, MEC had income before minority interest from discontinued operations of $2.2 million in the third quarter of 2008 (including a $0.5 million gain on the disposition of Great Lakes Downs and a $3.1 million tax recovery from revisions to estimates of certain tax exposures as a result of tax audits in certain tax jurisdictions) compared to a loss before minority interest from discontinued operations of $5.2 million in the third quarter of 2007. The Company recognized a minority interest expense of $1.0 million for discontinued operations in the third quarter of 2008 compared to a $2.2 million recovery in the third quarter of 2007, resulting in income from discontinued operations of $1.2 million in the third quarter of 2008 compared to a loss of $3.0 million in the third quarter of 2007.

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Net Income

MEC had a net loss of $26.1 million in the third quarter of 2008 compared to $29.2 million in the third quarter of 2007. These results include the minority interest impact as discussed later in the MD&A under "MID CONSOLIDATED RESULTS OF OPERATIONS — Three Months Ended September 30, 2008". Excluding write-downs of long-lived assets, disposal gains, other gains and discontinued operations, MEC's net loss in the third quarter of 2008 was $27.4 million compared to $24.8 million in the third quarter of 2007. The $2.6 million increase in net loss is the result of a $6.1 million increase in operating loss and a $1.4 million increase in income tax expense, partially offset by a $4.9 million increase in the minority interest recovery.

MEC Results of Operations — Nine Months Ended September 30, 2008

Basis of Presentation

The following discussion is based on MEC's results of operations included in the Company's consolidated statements of income (loss) for the nine months ended September 30, 2008 and 2007.

Revenues

In the nine months ended September 30, 2008, MEC operated its racetracks classified as continuing operations for 565 live race days, which is 15 fewer live race days than in the nine months ended September 30, 2007. As discussed further below, reductions in live race days at Santa Anita Park and MJC, partially offset by increased live race days at Golden Gate Fields, contributed to this decrease from the prior year period. MEC's total revenues for the first nine months of 2008 were $480.5 million, including $472.1 million from racing and gaming operations and $8.4 million from other operations. This compares to revenues of $504.4 million in the first nine months of 2007, which include $498.8 million from racing operations and $5.6 million from other operations.

The revenue decrease of $26.7 million, or 5%, in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's California operations being $18.1 million lower than in the prior year period, primarily due to the net loss of eight live race days at Santa Anita Park due to heavy rain and track drainage issues with the new synthetic racing surface that was installed in the fall of 2007. Accordingly, attendance declined in January and February 2008 resulting in lower wagering activity in the current year period. In addition, although Golden Gate Fields ran four additional live race days in the nine months ended September 30, 2008 compared to the prior year period, revenues were still lower, particularly in the first quarter, as simulcasting wagering was negatively impacted by the loss of live race days at Santa Anita Park which is a popular simulcasting signal at Golden Gate Fields;

•
revenues in MEC's Maryland operations being $11.1 million lower than in the prior year period, primarily due to 13 fewer live race days at Laurel Park, lower handle and wagering on the 2008 Preakness® and lower average daily attendance and handle at both Laurel Park and Pimlico;

•
revenues in MEC's Northern U.S. operations being $2.9 million lower than in the prior year period, primarily due to lower average daily attendance and handle at The Meadows; and

•
revenues in MEC's Southern U.S. operations being $1.8 million lower than in the prior year period, primarily due to lower average daily attendance and handle at Lone Star Park;

partially offset by revenues in MEC's Florida operations being $6.6 million higher than in the prior year period, primarily due to the offering of simulcasting after the live race meet ended, which was not available in the prior year period, and increased slot and poker revenues.

The $2.8 million increase in revenues from other operations in the first nine months of 2008 compared to the prior year period is primarily due to a 0.8 million euro ($1.2 million) sale of real estate in Oberwaltersdorf, Austria to Fontana Immobilien GmbH and increased housing unit sales at MEC's European residential housing development in the nine months ended September 30, 2008 compared to the prior year period.

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Purses, Awards and Other

Purses, awards and other expenses decreased by $10.9 million, or 5%, to $228.9 million in the first nine months of 2008 from $239.8 million in the first nine months of 2007, primarily due to the reasons provided above for the decline in revenues from MEC's racing and gaming operations. As a percentage of gross wagering and gaming revenues, purses, awards and other expenses remained consistent at 61% in the first nine months of 2008 and 2007.

Operating Costs

Operating costs decreased by $3.6 million, or 2%, to $204.1 million in the first nine months of 2008 compared to $207.7 million in the prior year period, primarily due to:

•
a $4.3 million decrease in the proportion of PariMax operating costs included in MEC's results of operations, primarily due to the formation of the HRTV LLC joint venture in April 2007 with CDI (see "MAGNA ENTERTAINMENT CORP.") as well as cost reductions at AmTote as a result of a reduction in revenues, partially offset by increased marketing costs at XpressBet®;

•
a $0.8 million decrease in costs in MEC's California operations, primarily due to fewer live race days at Santa Anita Park; and

•
a $0.9 million decrease in costs in MEC's Florida operations as a result of cost reduction initiatives;

partially offset by:

•
a $0.7 million increase in costs associated with the real estate sold to Fontana Immobilien GmbH and higher operating costs related to new housing development initiatives; and

•
a $2.4 million increase in predevelopment costs, driven primarily by a $1.5 million increase in legal costs relating to the protection of MEC's content distribution rights, a $0.9 million increase in costs incurred in the pursuit of alternative gaming opportunities, primarily in relation to the Maryland Gaming Referendum, and a $0.7 million increase in costs incurred to evaluate financing alternatives, partially offset by $0.8 million of costs incurred in the third quarter of 2007 related to MEC's unsuccessful campaign for voter approval of a proposed Dixon Downs development.

As a percentage of total revenues, operating costs increased from 41% in the first nine months of 2007 to 42% in the first nine months of 2008, primarily due to the reduction in revenues discussed previously.

General and Administrative Expenses

MEC's general and administrative expenses decreased by $6.6 million, or 13%, to $43.8 million in the first nine months of 2008 compared to $50.4 million in the first nine months of 2007. The decrease is primarily attributable to several of MEC's racetracks, as well as its corporate office, incurring lower general and administrative expenses as a result of cost reduction initiatives and reduced severance costs in the current year period compared to the prior year period. As a percentage of total revenues, general and administrative expenses decreased from 10% in the first nine months of 2007 to 9% in the first nine months of 2008, primarily due to the cost reductions and reduced severance costs, partially offset by lower revenues.

Depreciation and Amortization Expense

Depreciation and amortization increased by 21% from $27.4 million in the first nine months of 2007 to $33.2 million in the first nine months of 2008, primarily due to increased depreciation (i) on phase two of the slots facility at Gulfstream Park, and (ii) at Santa Anita Park and Golden Gate Fields with the installation of new synthetic racing surfaces in the fall of 2007.

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Interest Expense, Net

MEC's net interest expense increased by $16.5 million, or 46%, to $52.7 million in the first nine months of 2008 compared to $36.2 million in the first nine months of 2007. The increase in net interest expense is primarily attributable to (i) increased amounts outstanding under the MEC Bridge Loan and the Gulfstream Park project financing facility, (ii) increased fees related to changes to the MEC Bridge Loan and extensions to the MEC Credit Facility and (iii) $0.4 million less of capitalized interest, as no interest was capitalized in the first nine months of 2008.

Write-down of Long-lived Assets

During the first quarter of 2008, MEC recognized a non-cash impairment charge of $5.0 million in connection with the real estate in Dixon, California (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"). As discussed previously, during the third quarter of 2007, MEC recognized a non-cash impairment loss of $1.4 million in connection with the sales plan relating to real estate in Porter, New York.

Gain on Disposal of Real Estate

During the first nine months of 2008, MEC recognized a gain of $24.3 million on the sale of 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna for a purchase price of 20.0 million euros ($31.5 million), net of transaction costs (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") and the $0.1 million gain discussed previously in relation to adjustments to the proceeds on the sale of its interests and rights in a 205 acre parcel of land located in Bonsall, California to MID. During the first nine months of 2007, MEC recognized a gain of $48.8 million on the sale of its interests and rights in three real estate properties to MID, in return for cash consideration of approximately $79.0 million (see "REAL ESTATE BUSINESS — Our Relationship with MEC").

Other Gains, Net

On closing of the sale of The Meadows in November 2006, MEC deferred $5.6 million of the transaction gain related to the estimated future operating losses over the term of the racing services agreement that MEC entered into simultaneously with the closing of the sale transaction. Effective January 1, 2008, The Meadows entered into a new operating agreement with the local horsemen that MEC management expects will reduce the operating losses at The Meadows over the term of the new horsemen's agreement that expires on December 31, 2009. Accordingly, the revised estimate of operating losses over the remaining term of the racing service agreement resulted in $2.0 million of previously deferred gains being recognized in the first quarter of 2008 in MEC's "other gains, net". "Other gains, net" reported under the MEC segment for the first nine months of 2008 also include a $0.4 million dilution loss (2007 — nominal dilution gain) recorded by the Company in association with shares of MEC Class A Stock issued pursuant to stock-based compensation arrangements (see "MID CONSOLIDATED RESULTS OF OPERATIONS — Nine Months Ended September 30, 2008 — Other Gains, Net") and a nominal gain recorded by the Company in association with fractional shares of MEC Class A Stock redeemed pursuant to MEC's reverse stock split completed in the third quarter of 2008 (see "LIQUIDITY AND CAPITAL RESOURCES — MEC").

Income Taxes

MEC recorded an income tax expense of $3.0 million on a loss before income taxes and minority interest of $61.3 million for the first nine months of 2008 compared to an income tax expense of $0.6 million on MEC's loss before income taxes and minority interest of $9.8 million in the first nine months of 2007. The income tax expense in the nine months ended September 30, 2008 primarily represents valuation allowances recorded against future tax assets in certain U.S. operations that, effective January 1, 2008, are included in MEC's consolidated U.S. income tax return. The income tax expense in the first nine months of 2007 primarily relates to certain U.S. operations that were not included in MEC's U.S. consolidated income tax return. The income tax expense for the first nine months of 2007 is also net of a $1.3 million recovery resulting from the de-recognition of certain future tax liabilities associated with MEC's interest and rights in two real estate properties sold to MID in the first quarter of 2007 (see "REAL ESTATE BUSINESS — Our Relationship with MEC").

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Discontinued Operations

Discontinued operations for the first nine months of 2008 and 2007 include the operations of Remington Park, Thistledown, Portland Meadows, Great Lakes Downs and Magna Racino™ (see "SIGNIFICANT MATTERS — MEC Debt Elimination Plan"). As disclosed in note 4 to the unaudited interim consolidated financial statements, MEC had a loss before minority interest from discontinued operations of $29.5 million in the first nine months of 2008 compared to $11.6 million in the first nine months of 2007. MEC's loss from discontinued operations for the first nine months of 2008 includes (i) a $32.3 million write-down of long-lived assets in the first quarter related to Magna Racino™ ($29.2 million) and Portland Meadows ($3.1 million) and (ii) a $0.5 million gain on the disposition of Great Lakes Downs, both as discussed further under the heading of "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan". MEC's loss from discontinued operations for the first nine months of 2008 is also net of a $3.1 million tax recovery from revisions to estimates of certain tax exposures as a result of tax audits in certain tax jurisdictions. The Company recognized a minority interest recovery of $13.6 million for discontinued operations in the first nine months of 2008 compared to $4.8 million in the first nine months of 2007, resulting in a loss from discontinued operations of $15.9 million in the first nine months of 2008 compared to a loss of $6.8 million in the first nine months of 2007.

Net Income (Loss)

MEC had a net loss of $50.5 million in the first nine months of 2008 compared to net income of $8.1 million in the first nine months of 2007. These results include dilution gains and losses and the minority interest impact as detailed later in the MD&A under "MID CONSOLIDATED RESULTS OF OPERATIONS — Nine Months Ended September 30, 2008". Excluding write-downs of long-lived assets, disposal gains, other net gains and discontinued operations, MEC's net loss in the first nine months of 2008 was $55.7 million compared to $32.5 million in the first nine months of 2007. The $23.2 million increase in net loss is the result of a $25.2 million increase in operating loss and a $2.4 million increase in income tax expense, partially offset by a $4.4 million increase in the minority interest recovery.

MEC Statement of Cash Flows

Operating Activities

MEC used $39.5 million of cash in operations before changes in non-cash balances in the first nine months of 2008 compared to $32.5 million in the first nine months of 2007. The $7.0 million increase in cash used is due to the $49.5 million increase in the loss from continuing operations being driven by a $42.5 million reduction in the net contribution to income from non-cash items (see note 16 to the unaudited interim consolidated financial statements).

In the first nine months of 2008, changes in non-cash balances used $5.7 million of cash compared to $13.3 million in the prior year period (see note 16 to the unaudited interim consolidated financial statements).

Investing Activities

During the first nine months of 2008, MEC generated $34.2 million ($1.3 million in the third quarter) of cash from the disposal of real estate properties and fixed assets, while $41.9 million ($17.8 million in the third quarter) was spent on real estate property and fixed asset additions, including $17.8 million ($8.8 million in the third quarter) of capital expenditures required pursuant to the terms of the joint venture arrangement between MEC and Forest City (see "MAGNA ENTERTAINMENT CORP."), $7.9 million ($5.4 million in the third quarter) on the installation of synthetic racing surfaces, primarily at Santa Anita Park, $3.2 million ($0.4 million in the third quarter) on equipment terminals at AmTote primarily related to new totalisator service contracts, $2.4 million ($0.4 million in the third quarter) on the Gulfstream Park redevelopment, $1.8 million ($0.3 million in the third quarter) on the Gulfstream Park casino facilities, $5.0 million ($1.7 million in the third quarter) on capital improvements and $3.8 million ($0.8 million in the third quarter) on expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and PariMax operations. MEC also spent $1.3 million ($0.2 million in the third quarter) on other asset additions.

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Financing Activities

During the first nine months of 2008, MEC generated $92.4 million ($35.0 million in the third quarter) of cash from the issuance of debt, including a net increase in bank indebtedness of $4.0 million ($6.0 million in the third quarter), advances from the MID Lender of $71.8 million ($21.7 million in the third quarter), net of related costs, under the MEC Bridge Loan, $0.7 million (all in the first two quarters) under the December 2006 slots tranche of the Gulfstream Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable from MEC"), $11.4 million ($5.7 million in the third quarter) of additional long-term debt pursuant to the terms of the joint venture arrangement between MEC and Forest City and $4.5 million ($1.6 million in the third quarter) from other long-term debt. These cash inflows were partially offset by the repayment of $38.1 million ($6.8 million in the third quarter) of long-term debt, including $26.0 million ($4.5 million in the third quarter) under the MEC Bridge Loan from net proceeds from assets sales, $1.4 million ($0.5 million in the third quarter) under the Gulfstream Park project financing facility and $10.7 million ($1.8 million in the third quarter) of other long-term debt.

MID CONSOLIDATED RESULTS OF OPERATIONS

The following discussions relate to the consolidated operating results for the Company, which is comprised of its Real Estate Business and its controlling interest in MEC, for the three and nine months ended September 30, 2008. For a more detailed discussion of the operating results of the Real Estate Business and MEC, please refer to the discussion under the headings "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2008", "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Nine Months Ended September 30, 2008", "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended September 30, 2008", and "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Nine Months Ended September 30, 2008".

Three Months Ended September 30, 2008

Revenues

Consolidated revenues in the third quarter of 2008 increased by $3.4 million, or 3%, to $127.5 million compared to $124.1 million in the prior year period. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $3.2 million, or 8%, in the third quarter of 2008 compared to the prior year period, primarily as a result of contractual rent adjustments and the impact of changes in foreign exchange rates. MEC's revenues increased marginally by $0.2 million in the third quarter of 2008 compared to the prior year period.

Operating Costs and Expenses

Consolidated operating costs and expenses increased by $2.0 million, or 1%, to $142.9 million in the third quarter of 2008 compared to $140.9 million in the prior year period. Operating costs and expenses in the Real Estate Business increased by $3.0 million to $19.7 million in the third quarter of 2008 compared to $16.7 million in the third quarter of 2007, due to increases previously discussed of $1.9 million in general and administrative expenses, $0.5 million in depreciation and amortization and $0.6 million in net interest expense.

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan and the Gulfstream Park project financing facility) remained consistent at $123.0 million in the third quarters of 2008 and 2007 due to increases of $2.8 million in purses, awards and other costs, $1.3 million in depreciation and amortization and $1.6 million in net interest expense, offset by reductions of $0.3 million in operating costs and $4.0 million in general and administrative expenses and a $1.4 million write-down of long-lived assets in the third quarter of 2007.

The elimination of the effects of transactions between the Real Estate Business and MEC (see "REAL ESTATE BUSINESS — Loans Receivable from MEC" and "REAL ESTATE BUSINESS — Our Relationship with MEC") from the consolidated results of operations resulted in $0.3 million of additional operating costs and expenses in the third quarter of 2008 compared to $1.3 million in the third quarter of 2007.

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Gain on Disposal of Real Estate

As discussed previously, the Real Estate Business recognized a $0.1 million gain on the disposal of a parcel of land in the third quarter of 2007.

Other gains

During the third quarter of 2008, the Company recorded a nominal gain in association with fractional shares of MEC Class A Stock redeemed pursuant to MEC's reverse stock split completed in the third quarter of 2008 (see "LIQUIDITY AND CAPITAL RESOURCES — MEC").

Income Taxes

The Company recorded an income tax recovery of $6.5 million in the third quarter of 2008 against a loss of $15.4 million from continuing operations before income taxes and minority interest. By comparison, the Company recorded an income tax expense of $2.6 million in the third quarter of 2007 against a loss of $16.7 million from continuing operations before income taxes and minority interest. To better understand the Company's income taxes, see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2008 — Income Taxes" and "Magna Entertainment Corp. — MEC Results of Operations — Three Months Ended September 30, 2008 — Income Taxes".

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in a recovery of $23.7 million in the third quarter of 2008 compared to a recovery of $18.8 million in the third quarter of 2007. The $4.9 million increase in the minority interest recovery is due to (i) the $6.0 million increase in MEC's income from continuing operations before minority interest (excluding gains on disposal of real estate to the Real Estate Business, which are not subject to a minority interest adjustment) in the third quarter of 2008 compared to the prior year period and (ii) an increase in the minority interest's ownership percentage of MEC to 46% in the third quarter of 2008 compared to 42% in the third quarter of 2007, primarily due to the FEL Equity Investment in October 2007 (see "Magna Entertainment Corp. — MEC Debt Elimination Plan").

Discontinued Operations

As discussed previously, MEC had $1.2 million of income from discontinued operations in the third quarter of 2008 compared to a loss of $3.0 million in the third quarter of 2007 (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended September 30, 2008 — Discontinued Operations"). Including the impact of eliminating the transactions between the Real Estate Business and MEC's discontinued operations, the consolidated income from discontinued operations is $1.9 million for the third quarter of 2008 compared to a loss of $2.3 million for the third quarter of 2007.

Net Income (Loss)

The Company had net income of $16.7 million in the third quarter of 2008 compared to a net loss of $2.8 million in the third quarter of 2007. The $19.5 million increase in net income is comprised of (i) the $15.4 million increase in the Real Estate Business' net income, (ii) a $3.1 million reduction in MEC's net loss and (iii) $1.0 million reduction to consolidated net income in the third quarter of 2007 relating to the impact of eliminating the transactions between the Real Estate Business and MEC.

Nine Months Ended September 30, 2008

Revenues

Consolidated revenues in the first nine months of 2008 decreased by $8.9 million, or 1%, to $618.3 million compared to $627.2 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $14.9 million or 12% in the first nine months of 2008 compared to the prior year period, primarily as a result of contractual rent adjustments and the impact of changes in foreign exchange rates. MEC's revenues decreased by $23.9 million, or 5%, to $480.5 million in the first nine months

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of 2008 compared to $504.4 million in the prior year period, primarily due to an aggregate 17 fewer live race days at Santa Anita Park, Golden Gate Fields and MJC and lower handle, wagering and average daily attendance at MJC, The Meadows and Lone Star Park.

Operating Costs and Expenses

Consolidated operating costs and expenses decreased by $3.0 million to $603.6 million in the first nine months of 2008 from $606.6 million in the prior year period. Operating costs and expenses in the Real Estate Business increased to $62.4 million in the nine months ended September 30, 2008 compared to $54.0 million in the first nine months of 2007, due to (i) increases discussed previously of $2.7 million in general and administrative expenses, $2.8 million in depreciation and amortization and $2.4 million in net interest expense and (ii) a $0.5 million write-down of long-lived assets.

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan and the Gulfstream Park project financing facility) decreased by $8.6 million to $540.7 million in the first nine months of 2008 compared to $549.3 million in the nine months ended September 30, 2007 due to reductions of $10.9 million in purses, awards and other costs, $3.6 million in operating costs and $6.8 million in general and administrative expenses, partially offset by increases of $5.8 million in depreciation and amortization, $3.3 million in net interest expense and $3.6 million in write-downs of long-lived assets.

The elimination of the effects of transactions between the Real Estate Business and MEC (see "REAL ESTATE BUSINESS — Loans Receivable from MEC" and "REAL ESTATE BUSINESS — Our Relationship with MEC") from the consolidated results of operations resulted in $0.5 million of additional operating costs and expenses in the first nine months of 2008 compared to $3.4 million in the first nine months of 2007.

Gain on Disposal of Real Estate

As discussed previously, MEC recognized a gain of $24.3 million on the sale of excess real estate to a subsidiary of Magna in the first nine months of 2008. During the first nine months of 2007, the Real Estate Business recognized a $1.5 million gain on the disposal of two income-producing properties and one property previously held for sale.

Other Gains, Net

During the first nine months of 2008, the Company recorded $5.4 million of other net gains, including (i) a $3.9 million gain in the first quarter of 2008 resulting from the early termination of a lease with Magna, (ii) a $0.1 million currency translation loss recognized by the Real Estate Business, (iii) $2.0 million of previously deferred gains in relation to MEC's sale of The Meadows in November 2007 being recognized into income, (iv) a $0.4 million dilution loss recorded by the Company in relation to its investment in MEC as a result of MEC's issuance of approximately 434 thousand shares (before adjustment for the July 2008 MEC reverse stock split — see "LIQUIDITY AND CAPITAL RESOURCES — MEC") of MEC Class A Stock pursuant to stock-based compensation arrangements and (v) a nominal gain recorded by the Company in association with fractional shares of MEC Class A Stock redeemed pursuant to MEC's July 2008 reverse stock split.

Income Taxes

The Company recorded an income tax expense of $9.0 million in the first nine months of 2008 against $44.4 million of income from continuing operations before income taxes and minority interest. By comparison, the Company recorded an income tax expense of $15.6 million in the first nine months of 2007 against $22.7 million of income from continuing operations before income taxes and minority interest. To better understand the Company's income taxes, see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Nine Months Ended September 30, 2008 — Income Taxes" and "Magna Entertainment Corp. — MEC Results of Operations — Nine Months Ended September 30, 2008 — Income Taxes".

MI Developments Inc.      2008    45

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in a recovery of $29.6 million in the first nine months of 2008 compared to a recovery of $25.2 million in the first nine months of 2007. The $4.4 million increase in the minority interest recovery is due to (i) the $3.4 million increase in MEC's loss from continuing operations before dilution gains and losses and minority interest (excluding gains on disposal of real estate, and related taxes, to the Real Estate Business, which are not subject to a minority interest adjustment) in the first nine months of 2008 compared to the prior year period and (ii) an increase in the minority interest's ownership percentage of MEC to 46% in the first nine months of 2008 compared to 42% in the prior year period, primarily due to the FEL Equity Investment in October 2007 (see "Magna Entertainment Corp. — MEC Debt Elimination Plan").

Discontinued Operations

As discussed previously, MEC had a $15.9 million loss from discontinued operations in the first nine months of 2008 compared to $6.8 million in the first nine months of 2007 (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Nine Months Ended September 30, 2008 — Discontinued Operations"). Including the impact of eliminating the transactions between the Real Estate Business and MEC's discontinued operations, the consolidated loss from discontinued operations is $13.7 million for the first nine months of 2008 compared to $4.3 million for the first nine months of 2007.

Net Income

The Company had net income of $51.3 million in the first nine months of 2008 compared to $28.0 million in the first nine months of 2007. The $23.3 million increase in net income is comprised of (i) the $27.5 million increase in the Real Estate Business' net income and (ii) the $1.8 million increase to consolidated net income in the first nine months of 2008, relating to the impact of eliminating the transactions between the Real Estate Business and MEC, compared to a $52.6 million reduction to consolidated net income in the first nine months of 2007, partially offset by the $58.6 million increase in MEC's net loss.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The outstanding long-term debt in the Real Estate Business at September 30, 2008 was $259.7 million, which is comprised of $253.3 million of the Debentures and $6.4 million of mortgages payable on two properties.

At September 30, 2008, the Real Estate Business' debt to total capitalization ratio was 14%. Management believes that, subject to the current capital market disruptions, the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities and that the Real Estate Business' cash resources, funds from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

The Real Estate Business generated funds from operations of $135.8 million in the first nine months of 2008 and at September 30, 2008 had cash and cash equivalents of $156.3 million and shareholders' equity of $1.6 billion. At September 30, 2008, the Real Estate Business was in compliance with all of its debt agreements and related covenants.

MEC

For details of the MEC Bridge Loan and the MEC Project Financings, see "REAL ESTATE BUSINESS — Loans Receivable From MEC".

During the nine months ended September 30, 2008, the maturity date of the MEC Credit Facility was extended from March 31, 2008 to October 15, 2008. In October 2008, the maturity date was extended to November 17, 2008. Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit, each bearing interest at the U.S. base rate plus 5.0% or LIBOR plus 6.0%. Loans under the MEC Credit Facility

46    MI Developments Inc.      2008

are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. At September 30, 2008, MEC had borrowed $36.5 million under the MEC Credit Facility and had issued letters of credit totalling $3.4 million, such that $0.1 million was unused and available.

At December 31, 2007, MEC's wholly-owned subsidiary AmTote had three financing arrangements with a U.S. financial institution: (i) a $3.0 million revolving credit facility to finance working capital requirements (the "AmTote Credit Facility"), (ii) a $4.2 million term loan (the "AmTote Term Loan") and (iii) a term loan of up to $10.0 million to finance up to 80% of eligible capital costs related to tote service contracts (the "AmTote Equipment Term Loan"). The AmTote Credit Facility, AmTote Term Loan and AmTote Equipment Term Loan were scheduled to mature on May 1, 2008, May 11, 2011 and May 11, 2012, respectively, but on April 30, 2008, the maturity dates were amended to May 30, 2008 for the AmTote Credit Facility and May 30, 2009 for both term loan facilities. On May 30, 2008, the AmTote Credit Facility was fully repaid and terminated. Borrowings under the AmTote Term Loan and the AmTote Equipment Term Loan bear interest at LIBOR plus 3.0%. Both term loan facilities are collateralized by a first charge on AmTote's assets and a pledge of the stock of AmTote. At September 30, 2008, $2.6 million and $2.4 million were outstanding under the AmTote Term Loan and the AmTote Equipment Term Loan, respectively. As a result of the amendments to the maturity dates, amounts outstanding under the AmTote Term Loan and the AmTote Equipment Term Loan are reflected in MEC's "long-term debt due within one year" on the Company's unaudited interim consolidated balance sheet at September 30, 2008.

Two of MEC's subsidiaries, which are part of MJC, are party to secured term loan facilities with a U.S. financial institution, with one of the facilities bearing interest at the U.S. prime rate or LIBOR plus 2.6% per annum and the other facility bearing interest at 7.7% per annum. Both term loans have interest rate adjustment clauses that reset to the market rate for a U.S. Treasury security of an equivalent term plus 2.6% at set dates prescribed in the agreements. At September 30, 2008, $5.9 million and $2.8 million, respectively, were outstanding under these fully drawn term loan facilities, which mature on December 1, 2013 and June 7, 2017, respectively. Both loan facilities are collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of MJC. One of MEC's subsidiaries, Pimlico Racing Association, Inc., has a revolving term loan facility with the same U.S. financial institution that permits the prepayment of outstanding principal without penalty. This facility matures on December 1, 2013, bears interest at either the U.S. prime rate or LIBOR plus 2.6% per annum and is collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of MJC. On August 5, 2008, the revolving term loan facility was amended to reduce the maximum undrawn availability from $7.7 million to $4.5 million. At September 30, 2008, MEC had borrowings of $1.6 million under this facility.

One of MEC's European subsidiaries is party to a 15.0 million euro term loan facility with a European financial institution, secured by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate plus 2.0% per annum. On April 11, 2008, MEC used 7.5 million euros of the net proceeds from the sale of excess real estate in Ebreichsdorf, Austria (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") to permanently repay a portion of this term loan facility. The remaining principal outstanding at September 30, 2008 of 7.5 million euros ($10.9 million) is due on December 31, 2008.

Another of MEC's European subsidiaries was party to a bank term loan facility of up to 3.5 million euros with a European financial institution bearing interest at the Euro Overnight Index Average Rate plus 3.8% per annum. This bank term loan facility was fully repaid when the facility expired on July 31, 2008.

On February 21, 2007, MEC filed a shelf registration statement on Form S-3 (the "U.S. Registration Statement") with the SEC and a preliminary short form base shelf prospectus (the "Canadian Prospectus") with the securities commissions in each of the Provinces in Canada (collectively, the "Canadian Securities Commissions"). At the time the U.S. Registration Statement was declared effective by the SEC and the Canadian Prospectus received a final receipt from the Canadian Securities Commissions, MEC was able to offer up to $500.0 million of equity securities (including stock, warrants, units and, subject to filing a Canadian rights offering circular or prospectus with the Canadian Securities Commissions, rights) from time to time in one or more public offerings or other offerings. Due to a decrease in MEC's market capitalization since the

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U.S. Registration Statement became effective, MEC is no longer able to offer for sale on a primary basis MEC Class A Stock in the U.S. under the U.S. Registration Statement, but retains the ability to issue from time to time rights, warrants or options and the underlying MEC Class A Stock obtainable upon exercise of such securities. The decrease in MEC's market capitalization does not limit MEC's ability to offer to sell MEC Class A Stock in Canada under the Canadian Prospectus. The terms of any such future offerings would be established at the time of such offering. The U.S. Registration Statement and Canadian Prospectus are intended to give MEC the flexibility to take advantage of equity financing opportunities when and if deemed appropriate. There is no assurance when or whether an MEC equity financing could be completed.

On February 12, 2008, MEC received notice from the Nasdaq Stock Market ("Nasdaq") advising that, in accordance with Nasdaq Marketplace Rule 4450(e)(2), MEC had until August 11, 2008 to regain compliance with the minimum bid price required for the continued listing of the MEC Class A Stock on Nasdaq, as set forth in Nasdaq Marketplace Rule 4450(a)(5). MEC received this notice because the bid price of its publicly held MEC Class A Stock closed below the $1.00 per share minimum for 30 consecutive business days prior to February 12, 2008. In order to provide MEC with flexibility in addressing market-related issues affecting its capitalization and to address the Nasdaq continuous listing requirements, MEC's Board of Directors adopted a resolution, approved by MEC stockholders on May 6, 2008, to amend MEC's Certificate of Incorporation to permit a one-time reverse stock split of MEC's Class A Stock and MEC Class B Stock, prior to May 6, 2009, in any whole number consolidated ratio from 1:10 to 1:20. Effective July 22, 2008, MEC completed a reverse stock split of its Class A Stock and Class B Stock utilizing a 1:20 consolidation ratio. On August 5, 2008, MEC received notice from Nasdaq that it had regained compliance with the minimum bid continued listing requirement and the matter had been closed. As a result of the reverse stock split, every twenty shares of MEC Class A Stock and MEC Class B Stock have been consolidated into one share of MEC Class A Stock and MEC Class B Stock, respectively. The reverse stock split affects all shares of common stock, stock options and convertible securities of MEC outstanding prior to the effective date. The 58.6 million outstanding shares of MEC Class A Stock (4.4 million of which were held by MID) and 58.4 million outstanding shares of MEC Class B Stock (all of which were held by MID) were reduced to 2.9 million shares of MEC Class A Stock (0.2 million of which are held by MID) and 2.9 million shares of MEC Class B Stock (all of which continue to be held by MID), respectively. Because the reverse stock split applies to all issued shares of MEC Class A Stock and MEC Class B Stock, it did not alter the relative rights and preferences of MID's interest in MEC, nor did it affect MID's proportionate equity or voting interest in MEC, except to the extent the reverse stock split resulted in fractional shares being cashed out. As a result of the reverse stock split, the conversion price for which each of MEC's $150.0 million of 8.55% convertible subordinated notes and $75.0 million of 7.25% convertible subordinated notes are convertible into shares of MEC Class A Stock has been adjusted from $7.05 and $8.50 per share, respectively, to $141.00 and $170.00 per share, respectively.

At September 30, 2008, MEC had cash and cash equivalents of $22.1 million, bank indebtedness of $43.2 million and shareholders' equity and minority interest totalling $277.2 million. For further discussion of MEC's liquidity, see "SIGNIFICANT MATTERS — Changes to MEC Loans" and "SIGNIFICANT MATTERS — MEC Liquidity and Going Concern".

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2007. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 3, 9, 14, 17, 19 and 20 to the unaudited interim consolidated financial statements.

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RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements for the year ended December 31, 2007. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's transactions with related parties, refer to "REAL ESTATE BUSINESS — Loans Receivable from MEC", "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan", and note 19 to the unaudited interim consolidated financial statements.

OUTSTANDING SHARES

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange ("TSX") on September 29, 2006, the Company was authorized, from October 4, 2006 to October 3, 2007, to purchase for cancellation, through the facilities of the TSX and the New York Stock Exchange ("NYSE"), up to 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX.

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on October 2, 2007, the Company was authorized, from October 8, 2007 to October 7, 2008, to purchase for cancellation, through the facilities of the TSX and the NYSE, up to 2,531,354 Class A Subordinate Voting Shares, being 10% of the Public Float.

During 2007, the Company purchased an aggregate of 1,660,800 Class A Subordinate Voting Shares for cancellation for cash consideration of $52.1 million (Cdn. $31.13 per share on a weighted average basis) under these programs. The price that MID paid for shares purchased pursuant to the bids was the market price at the time of acquisition. No shares were purchased for cancellation in 2008.

As at the date of this MD&A, the Company had 46,160,564 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding. For further details, refer to note 10 to the unaudited interim consolidated financial statements.

DIVIDENDS

In March 2008, May 2008 and August 2008, the Company declared a quarterly dividend with respect to the three-month periods ended December 31, 2008, March 31, 2008, and June 30, 2008, respectively. The quarterly dividends of $0.15 per Class A Subordinate Voting Share and Class B Share were paid on or about April 15, 2008, June 15, 2008 and September 15, 2008, respectively to shareholders of record at the close of business on March 28, 2008, May 30, 2008 and August 29, 2008, respectively.

In respect of the three-month period ended September 30, 2008, the Board of Directors of the Company has declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share, which will be paid on or about December 15, 2008 to shareholders of record at the close of business on November 28, 2008.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting pronouncements and developments is detailed in the annual financial statements and MD&A for the year ended December 31, 2007. On a quarterly basis, the Company updates that disclosure for any material changes.

The Canadian Institute of Chartered Accountants (the "CICA") issued three standards in December 2006 in Handbook Sections 1535, "Capital Disclosures", 3862, "Financial Instruments — Disclosure", and 3863, "Financial Instruments — Presentation". The CICA also amended Handbook Section 1400, "General Standards of Financial Statement Presentation", to include going concern requirements. These new standards were required to be adopted by the Company effective January 1, 2008. For further details of the impact of the Company's adoption of these pronouncements, refer to note 2 to the unaudited interim consolidated financial statements.

In April 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian generally accepted accounting principles to International Financial Reporting Standards for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. The Company is assessing the impact of this development and the different reporting alternatives that may be available in relation to its financial reporting accounting standards.

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SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share information)

	Q4'06	Q1'07	Q2'07	Q3'07	Q4'07	Q1'08	Q2'08	Q3'08
Revenue:
Real Estate Business	$46,591	$44,758	$46,082	$47,316	$51,391	$54,035	$55,299	$55,312
MEC(1),(2)	99,453	254,217	168,031	82,151	115,224	230,828	167,390	82,323
Eliminations(3)	(7,033)	(4,862)	(5,082)	(5,392)	(7,203)	(8,108)	(8,643)	(10,163)

	$139,011	$294,113	$209,031	$124,075	$159,412	$276,755	$214,046	$127,472

Income (loss) from continuing operations:
Real Estate Business(4)	$23,303	$23,671	$21,492	$27,413	$37,735	$30,984	$26,268	$42,821
MEC(2),(5),(6)	33,155	35,496	5,476	(26,149)	(24,102)	(7,373)	39	(27,273)
Eliminations(3)	(178)	(34,844)	(18,431)	(1,816)	(178)	266	54	(763)

	$56,280	$24,323	$8,537	$(552)	$13,455	$23,877	$26,361	$14,785

Net income (loss):
Real Estate Business(4)	$23,303	$23,671	$21,492	$27,413	$37,735	$30,984	$26,268	$42,821
MEC(2),(5),(6),(7)	4,615	33,604	3,663	(29,203)	(26,826)	(25,416)	973	(26,080)
Eliminations(3)	598	(33,992)	(17,600)	(1,028)	580	1,029	800	(36)

	$28,518	$23,283	$7,555	$(2,818)	$11,489	$6,597	$28,041	$16,705

Basic and diluted earnings (loss) per share from continuing operations	$1.16	$0.50	$0.18	$(0.01)	$0.28	$0.51	$0.56	$0.32

Basic and diluted earnings (loss) per share	$0.59	$0.48	$0.16	$(0.06)	$0.24	$0.14	$0.60	$0.36

(1)
Excludes MEC's discontinued operations.

(2)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended September 30, 2008 — Seasonality"). For other factors affecting the variability in MEC's quarterly and annual revenues and operating results, refer to "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended September 30, 2008 — Revenues".

(3)
Transactions and balances between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 19 to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company.

(4)
The Real Estate Business' results for 2008 include (i) a $3.9 million ($2.6 million net of current income taxes) gain in the first quarter in relation to the termination of a lease agreement with Magna (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), (ii) a net $0.3 million recovery in the first quarter (primarily under the Company's insurance policy) of costs incurred in connection with the Greenlight Litigation (see "SIGNIFICANT MATTERS — Greenlight Litigation"), (iii) $4.3 million ($3.2 million net of current income taxes) and $1.2 million ($0.9 million net of current income taxes) of costs incurred in the second and third quarters, respectively, in connection with the reorganization proposal and the exploration of alternatives in respect of MID's investment in MEC (see "SIGNIFICANT MATTERS — Discussions with MID Shareholders and Potential Reorganization Transaction"), (iv) a $0.5 million ($0.3 million net of future income taxes) non-cash write-down of long-lived assets in the second quarter (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), (v) a $1.0 million bonus payment to MID's departing CEO (see "SIGNIFICANT MATTERS — Changes to Chief Executive Officer and Board of Directors"), (vi) a current and future income tax recovery of $8.7 million and $3.8 million, respectively, in the third quarter due to revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carryforwards (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2008 — Income Taxes") and (vii) a $0.9 million current tax recovery, offset by an equal future tax expense, in the third quarter resulting from the internal restructuring of one of the Real Estate Business' U.S. operating entities. The Real Estate Business' results for 2007 include (i) $0.3 million of costs associated with the Company's defence against the Greenlight Litigation, (ii) gains of $0.6 million and $7.1 million in the first and fourth quarters, respectively, realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations, (iii) $2.0 million ($1.2 million net of $0.2 million of current income taxes and $0.6 million of future income taxes) of costs recognized in the second quarter associated with the Company's Hurricane Katrina donation, (iv) a $2.1 million expense ($1.5 million net of current income taxes) in the second quarter in connection with the exploration of alternatives in respect of MID's investment in MEC, (v) a $1.4 million gain in the second quarter ($1.0 million net of income taxes) on the disposal of an income-producing property in Europe, (vi) a $1.1 million current tax recovery due primarily to a favourable tax reassessment received in the third quarter of 2007 in relation to an asset sale in a prior year and (vii) future tax recoveries of $1.6 million and $3.8 million realized in the third and fourth

50    MI Developments Inc.      2008

  quarters, respectively, from the reduction in the future tax rates and changes in tax legislation in certain countries in which the Real Estate Business operates. The Real Estate Business' results for 2006 include $0.3 million of depreciation ($0.2 million net of income taxes) recognized in the fourth quarter upon reclassifying a property previously held for sale as an income-producing property.

(5)
MEC's income (loss) from continuing operations and net income (loss) for 2008 include (i) a $2.0 million gain ($1.1 million net of related minority interest impact) recognized in the first quarter related to a racing services agreement at The Meadows (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Other Gains, Net"), (ii) a non-cash write-down of $5.0 million ($2.7 million net of related minority interest impact) in the first quarter of a property held for sale (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"), (iii) a $24.3 million gain ($14.2 million net of related minority interest impact) recognized in the second quarter on the sale of excess real estate to a subsidiary of Magna (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") and (iv) a $0.4 million dilution loss in the second quarter in relation to MEC's issuance of shares of MEC Class A Stock pursuant to stock-based compensation arrangements. MEC's income (loss) from continuing operations and net income (loss) for 2007 include (i) a $31.1 million gain ($32.4 million including the related income tax impact) on the sale of MEC's interests and rights in two real estate properties to MID in the first quarter (such gain is eliminated from MID's consolidated results), (ii) a $17.6 million gain on the sale of MEC's interests and rights in a real estate property to MID in the second quarter (such gain is eliminated from MID's consolidated results), (iii) a $1.4 million ($0.8 million after the related minority interest recovery) non-cash write-down of MEC's long-lived assets in the third quarter and (iv) a $3.5 million dilution loss in relation to the FEL Equity Investment in the fourth quarter (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"). MEC's income from continuing operations and net income for the fourth quarter of 2006 include (i) a $115.2 million gain ($67.3 million after the related minority interest expense) on the sale of The Meadows and (ii) a non-cash write-down of $1.3 million ($0.7 million after the related minority interest recovery) of a development property.

(6)
MEC's income (loss) from continuing operations and net income (loss) are net of minority interest and dilution gains (losses) arising from MEC's issuance of shares of MEC Class A Stock from time to time.

(7)
MEC's net income (loss) for 2008 includes (i) non-cash write-downs in the first quarter, included in discontinued operations, of $32.3 million ($17.4 million net of related minority interest impact) related to long-lived assets at Magna Racino™ ($29.2 million) and Portland Meadows ($3.1 million) (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"), (ii) a $0.5 million gain ($0.3 million net of related minority interest impact) in the third quarter, included in discontinued operations, from the disposition of Great Lakes Downs (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") and (iii) a $3.1 million tax recovery ($1.7 million net of related minority interest), included in discontinued operations, in the third quarter from revisions to estimates of certain tax exposures as a result of tax audits in certain tax jurisdictions. MEC's net income (loss) for 2006 includes (i) an impairment loss, included in discontinued operations, on the disposition of the Magna Golf Club in the third quarter of $1.2 million ($0.7 million after related minority interest recovery), (ii) a gain of $20.9 million ($12.2 million after the related minority interest expense) included in discontinued operations on the disposition of the Fontana Golf Club in the fourth quarter and (iii) a non-cash write-down, included in discontinued operations, of $76.2 million ($44.5 million after the related minority interest recovery) of MEC's long-lived assets at Magna Racino™ in the fourth quarter.

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

MI Developments Inc.      2008    51

Interim Consolidated
Financial Statements and Notes
 For the period ended September 30, 2008

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated (notes 1, 19)		Real Estate Business		Magna Entertainment Corp.
Three Months Ended September 30,	2008	(restated — note 4) 2007	2008	2007	2008	(restated — note 4) 2007
Revenues
Rental revenue	$45,149	$41,924	$45,149	$41,924	$—	$—
Racing and other revenue	82,323	82,151	—	—	82,323	82,151
Interest and other income from MEC (note 19)	—	—	10,163	5,392	—	—

	127,472	124,075	55,312	47,316	82,323	82,151

Operating costs and expenses
Purses, awards and other	33,582	30,769	—	—	33,582	30,769
Operating costs	55,351	55,595	—	—	55,351	55,595
General and administrative (notes 3, 19)	20,246	23,369	6,282	4,362	13,714	17,755
Depreciation and amortization	22,158	20,340	10,956	10,434	11,244	9,974
Interest expense, net	11,560	9,380	2,445	1,857	18,845	12,383
Write-down of long-lived assets (note 6)	—	1,444	—	—	—	1,444

Operating income (loss)	(15,425)	(16,822)	35,629	30,663	(50,413)	(45,769)
Gain on disposal of real estate (note 19)	—	96	—	96	122	100
Other gains (note 20)	19	—	—	—	19	—

Income (loss) before income taxes and minority interest	(15,406)	(16,726)	35,629	30,759	(50,272)	(45,669)
Income tax expense (recovery) (note 13)	(6,531)	2,585	(7,192)	3,346	661	(761)
Minority interest	(23,660)	(18,759)	—	—	(23,660)	(18,759)

Income (loss) from continuing operations	14,785	(552)	42,821	27,413	(27,273)	(26,149)
Income (loss) from discontinued operations (note 4)	1,920	(2,266)	—	—	1,193	(3,054)

Net income (loss)	$16,705	$(2,818)	$42,821	$27,413	$(26,080)	$(29,203)

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 7)
— Continuing operations	$0.32	$(0.01)
— Discontinued operations (note 4)	0.04	(0.05)

Total	$0.36	$(0.06)

Basic and diluted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 7)	46,708	48,324

See accompanying notes

54    MI Developments Inc.      2008

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated (notes 1, 19)		Real Estate Business		Magna Entertainment Corp.
Nine Months Ended September 30,	2008	(restated — note 4) 2007	2008	2007	2008	(restated — note 4) 2007
Revenues
Rental revenue	$137,732	$122,820	$137,732	$122,820	$—	$—
Racing and other revenue	480,541	504,399	—	—	480,541	504,399
Interest and other income from MEC (note 19)	—	—	26,914	15,336	—	—

	618,273	627,219	164,646	138,156	480,541	504,399

Operating costs and expenses
Purses, awards and other	228,915	239,775	—	—	228,915	239,775
Operating costs	204,126	207,700	—	—	204,126	207,700
General and administrative (notes 3, 19)	64,754	71,743	20,696	18,017	43,774	50,389
Depreciation and amortization	66,513	57,890	33,359	30,581	33,283	27,438
Interest expense, net	33,849	28,070	7,852	5,405	52,745	36,203
Write-down of long-lived assets (notes 6, 8)	5,450	1,444	450	—	5,000	1,444

Operating income (loss)	14,666	20,597	102,289	84,153	(87,302)	(58,550)
Gain on disposal of real estate (note 19)	24,340	1,478	—	1,478	24,462	48,754
Other gains, net (notes 12, 14, 19, 20)	5,376	656	3,787	652	1,589	4

Income (loss) before income taxes and minority interest	44,382	22,731	106,076	86,283	(61,251)	(9,792)
Income tax expense (note 13)	8,969	15,634	6,003	13,707	2,966	596
Minority interest	(29,610)	(25,211)	—	—	(29,610)	(25,211)

Income (loss) from continuing operations	65,023	32,308	100,073	72,576	(34,607)	14,823
Loss from discontinued operations (note 4)	(13,680)	(4,288)	—	—	(15,916)	(6,759)

Net income (loss)	$51,343	$28,020	$100,073	$72,576	$(50,523)	$8,064

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 7)
— Continuing operations	$1.39	$0.67
— Discontinued operations (note 4)	(0.29)	(0.09)

Total	$1.10	$0.58

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 7)
— Basic	46,708	48,348
— Diluted	46,708	48,369

See accompanying notes

MI Developments Inc.      2008    55

Consolidated Statements of Comprehensive Income (Loss)
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Net income (loss)	$16,705	$(2,818)	$51,343	$28,020
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes and minority interest (note 12)	(24)	(191)	5	(247)
Foreign currency translation adjustment, net of minority interest (note 12)	(55,513)	45,869	(19,790)	80,717
Reversal of foreign currency translation gain related to shares purchased for cancellation (note 10)	—	(5,778)	—	(5,778)
Recognition of foreign currency translation loss (gain) in net income (note 12)	—	—	105	(652)

Comprehensive income (loss)	$(38,832)	$37,082	$31,663	$102,060

See accompanying notes

 Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Deficit, beginning of period	$(37,810)	$(52,785)	$(58,436)	$(69,112)
Net income (loss)	16,705	(2,818)	51,343	28,020
Dividends	(7,007)	(7,255)	(21,019)	(21,766)

Deficit, end of period	$(28,112)	$(62,858)	$(28,112)	$(62,858)

See accompanying notes

56    MI Developments Inc.      2008

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 19)		Real Estate Business		Magna Entertainment Corp.
Three Months Ended September 30,	2008	(restated — note 4) 2007	2008	2007	2008	(restated — note 4) 2007
OPERATING ACTIVITIES
Income (loss) from continuing operations	$14,785	$(552)	$42,821	$27,413	$(27,273)	$(26,149)
Items not involving current cash flows (note 16)	(1,362)	1,556	8,233	10,149	(9,346)	(8,338)
Changes in non-cash balances (note 16)	7,118	6,288	(7,562)	2,476	14,581	3,097

Cash provided by (used in) operating activities	20,541	7,292	43,492	40,038	(22,038)	(31,390)

INVESTING ACTIVITIES
Real estate and fixed asset additions	(20,611)	(26,435)	(2,939)	(7,082)	(17,794)	(19,433)
Proceeds on disposal of real estate and fixed assets, net	1,171	3,529	—	927	1,293	2,702
Increase in other assets	(311)	(696)	(95)	(4)	(216)	(692)
Loan advances to MEC, net	—	—	(21,889)	(10,780)	—	—
Loan repayments from MEC	—	—	5,023	2,065	—	—

Cash used in investment activities	(19,751)	(23,602)	(19,900)	(14,874)	(16,717)	(17,423)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	10,237	25,199	—	—	10,237	25,199
Repayment of bank indebtedness	(4,201)	—	—	—	(4,201)	—
Issuance of long-term debt, net	7,343	205	—	—	7,343	205
Repayment of long-term debt	(1,941)	(2,316)	(116)	(109)	(1,825)	(2,207)
Loan advances from MID, net	—	—	—	—	21,659	10,148
Loan repayments to MID	—	—	—	—	(4,979)	(414)
Shares purchased for cancellation	(10)	(11,836)	—	(11,836)	(10)	—
Dividends paid	(7,007)	(7,255)	(7,007)	(7,255)	—	—

Cash provided by (used in) financing activities	4,421	3,997	(7,123)	(19,200)	28,224	32,931

Effect of exchange rate changes on cash and cash equivalents	(7,598)	4,495	(7,381)	4,300	(217)	195

Net cash flows provided by (used in) continuing operations	(2,387)	(7,818)	9,088	10,264	(10,748)	(15,687)

DISCONTINUED OPERATIONS
Cash provided by (used in) operating activities	1,612	(2,504)	—	—	929	(3,248)
Cash provided by (used in) investing activities	2,699	(714)	—	—	2,699	(714)
Cash provided by (used in) financing activities	66	—	—	—	22	(1,651)

Net cash flows provided by (used in) discontinued operations	4,377	(3,218)	—	—	3,650	(5,613)

Net increase (decrease) in cash and cash equivalents during the period	1,990	(11,036)	9,088	10,264	(7,098)	(21,300)
Cash and cash equivalents, beginning of period	185,752	203,407	147,244	147,983	38,508	55,424

Cash and cash equivalents, end of period	187,742	192,371	156,332	158,247	31,410	34,124
Less: cash and cash equivalents of discontinued operations, end of period	(9,346)	(10,463)	—	—	(9,346)	(10,463)

Cash and cash equivalents, of continuing operations end of period	$178,396	$181,908	$156,332	$158,247	$22,064	$23,661

See accompanying notes

MI Developments Inc.      2008    57

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 19)		Real Estate Business		Magna Entertainment Corp.
Nine Months Ended September 30,	2008	(restated — note 4) 2007	2008	2007	2008	(restated — note 4) 2007
OPERATING ACTIVITIES
Income (loss) from continuing operations	$65,023	$32,308	$100,073	$72,576	$(34,607)	$14,823
Items not involving current cash flows (note 16)	24,458	33,016	31,737	30,904	(4,866)	(47,341)
Changes in non-cash balances (note 16)	(4,606)	(2,242)	748	10,563	(5,735)	(13,349)

Cash provided by (used in) operating activities	84,875	63,082	132,558	114,043	(45,208)	(45,867)

INVESTING ACTIVITIES
Property and fixed asset additions	(57,763)	(72,114)	(15,997)	(105,956)	(41,888)	(55,639)
Proceeds on disposal of real estate properties and fixed assets, net	34,123	11,859	—	6,321	34,245	93,252
Decrease (increase) in other assets	(1,591)	(1,731)	(244)	54	(1,347)	(1,785)
Loan advances to MEC, net	—	—	(73,889)	(27,463)	—	—
Loan repayments from MEC	—	—	29,286	4,425	—	—

Cash provided by (used in) investment activities	(25,231)	(61,986)	(60,844)	(122,619)	(8,990)	35,828

FINANCING ACTIVITIES
Proceeds from bank indebtedness	48,705	40,940	—	—	48,705	40,940
Repayment of bank indebtedness	(44,670)	(21,515)	—	—	(44,670)	(21,515)
Issuance of long-term debt	15,759	4,345	—	—	15,759	4,345
Repayment of long-term debt	(11,051)	(31,965)	(348)	(298)	(10,703)	(31,667)
Loan advances from MID, net	—	—	—	—	72,560	26,477
Loan repayments to MID	—	—	—	—	(27,413)	(1,130)
Issuance of shares	—	1,058	—	1,058	—	—
Shares purchased for cancellation	(10)	(11,836)	—	(11,836)	(10)	—
Dividends paid	(21,019)	(21,766)	(21,019)	(21,766)	—	—

Cash provided by (used in) financing activities	(12,286)	(40,739)	(21,367)	(32,842)	54,228	17,450

Effect of exchange rate changes on cash and cash equivalents	(5,099)	7,901	(4,960)	7,799	(139)	102

Net cash flows provided by (used in) continuing operations	42,259	(31,742)	45,387	(33,619)	(109)	7,513

DISCONTINUED OPERATIONS
Cash provided by (used in) operating activities	4,635	(2,519)	—	—	2,529	(4,860)
Cash used in investing activities	(2,284)	(3,941)	—	—	(2,284)	(3,941)
Cash used in financing activities	(11,728)	(19,682)	—	—	(12,641)	(22,977)

Net cash flows used in discontinued operations	(9,377)	(26,142)	—	—	(12,396)	(31,778)

Net increase (decrease) in cash and cash equivalents during the period	32,882	(57,884)	45,387	(33,619)	(12,505)	(24,265)
Cash and cash equivalents, beginning of period	154,860	250,255	110,945	191,866	43,915	58,389

Cash and cash equivalents, end of period	187,742	192,371	156,332	158,247	31,410	34,124
Less: cash and cash equivalents of discontinued operations, end of period	(9,346)	(10,463)	—	—	(9,346)	(10,463)

Cash and cash equivalents, of continuing operations end of period	$178,396	$181,908	$156,332	$158,247	$22,064	$23,661

See accompanying notes

58    MI Developments Inc.      2008

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 19)		Real Estate Business		Magna Entertainment Corp.
As at	September 30, 2008	(restated — notes 4, 5) December 31, 2007	September 30, 2008	December 31, 2007	September 30, 2008	(restated — notes 4, 5) December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$178,396	$145,619	$156,332	$110,945	$22,064	$34,674
Restricted cash (note 19)	14,303	32,722	945	4,458	13,358	28,264
Accounts receivable	30,428	39,958	3,350	7,425	27,078	32,533
Loans receivable from MEC, net (note 19)	—	—	190,566	139,168	—	—
Due from MID (note 19)	—	—	—	—	945	4,464
Income taxes receivable	2,038	1,631	2,038	402	—	1,229
Prepaid expenses and other	22,424	17,173	1,039	1,206	21,560	16,335
Assets held for sale (note 5)	—	1,493	—	—	—	1,493
Discontinued operations (note 4)	31,459	24,724	—	—	31,459	24,724

	279,048	263,320	354,270	263,604	116,464	143,716
Real estate properties, net (note 8)	2,183,926	2,225,154	1,508,062	1,561,921	731,244	718,620
Fixed assets, net	74,097	86,196	302	445	73,795	85,751
Racing licences	109,868	109,868	—	—	109,868	109,868
Other assets	7,205	6,213	1,070	879	6,135	5,334
Loans receivable from MEC (note 19)	—	—	96,271	97,589	—	—
Deferred rent receivable	14,426	14,898	14,426	14,898	—	—
Future tax assets	48,680	45,118	9,055	5,497	39,625	39,621
Assets held for sale (note 5)	26,984	38,647	—	—	26,984	38,647
Discontinued operations (note 4)	82,550	110,927	—	—	82,604	110,999

	$2,826,784	$2,900,341	$1,983,456	$1,944,833	$1,186,719	$1,252,556

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 9)	$43,249	$39,214	$—	$—	$43,249	$39,214
Accounts payable and accrued liabilities	111,605	140,473	19,091	16,678	92,514	124,140
Income taxes payable	6,602	13,040	5,442	13,040	1,160	—
Loan payable to MID, net (note 19)	—	—	—	—	190,158	137,002
Due to MEC (note 19)	—	—	945	4,464	—	—
Long-term debt due within one year (note 9)	14,538	11,142	3,867	488	10,671	10,654
Deferred revenue	4,371	6,189	1,488	2,078	2,883	4,339
Liabilities related to assets held for sale (note 5)	—	171	—	—	—	171
Discontinued operations (note 4)	42,469	47,981	—	—	42,882	48,378

	222,834	258,210	30,833	36,748	383,517	363,898
Long-term debt (note 9)	86,033	96,326	2,536	6,646	83,497	89,680
Senior unsecured debentures, net	253,251	267,578	253,251	267,578	—	—
Note obligations, net	218,279	216,050	—	—	218,279	216,050
Loan payable to MID, net (note 19)	—	—	—	—	66,981	67,107
Other long-term liabilities	32,286	24,105	—	—	32,286	24,105
Future tax liabilities	137,571	130,885	52,017	48,257	84,223	81,297
Minority interest	114,436	156,359	—	—	114,436	156,359
Liabilities related to assets held for sale (note 5)	876	876	—	—	876	876
Discontinued operations (note 4)	14,540	14,492	—	—	39,865	40,635

	1,080,106	1,164,881	338,637	359,229	1,023,960	1,040,007

Shareholders' equity:
Share capital (note 10)	1,524,440	1,524,440
Contributed surplus (note 11)	28,091	27,517
Deficit	(28,112)	(58,436)
Accumulated other comprehensive income (note 12)	222,259	241,939

	1,746,678	1,735,460	1,644,819	1,585,604	162,759	212,549

	$2,826,784	$2,900,341	$1,983,456	$1,944,833	$1,186,719	$1,252,556

Commitments and contingencies (note 20)

See accompanying notes

MI Developments Inc.      2008    59

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at September 30, 2008 and December 31, 2007 and for the three-month and nine-month periods ended September 30, 2008 and 2007 are unaudited)

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, "MID" or the "Company"). MID is a real estate operating company that currently owns, leases, manages and develops a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units ("Magna"). MID also acquires land that it intends to develop for mixed-use and residential projects. The Company also holds a controlling interest in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets. At September 30, 2008, the Company owned approximately 54% of MEC's total equity, representing approximately 96% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with outside ownership accounted for as a minority interest.

(a)  Magna Entertainment Corp.

  The results of operations and the financial position of MEC have been included in the unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of MEC's assets and the discharge of MEC's liabilities in the normal course of business for the foreseeable future. MEC has incurred a net loss (before the amount attributed to the minority interest) of $93.8 million for the nine months ended September 30, 2008, and net losses before minority interest recovery of $68.8 million, $65.4 million and $107.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. At September 30, 2008, MEC had a working capital deficiency of $267.1 million and $255.4 million of debt scheduled to mature in the 12-month period ending September 30, 2009, including (i) $36.5 million under MEC's $40.0 million senior secured revolving credit facility with a Canadian financial institution (the "MEC Credit Facility"), which is scheduled to mature on November 17, 2008 (note 9), (ii) $88.6 million under a bridge loan (the "MEC Bridge Loan") of up to $125.0 million (initially up to $80.0 million) from a wholly-owned subsidiary of MID (the "MID Lender"), which is scheduled to mature on December 1, 2008 (note 19) and (iii) MEC's obligation to repay $100.0 million of indebtedness under the Gulfstream Park project financing facility with the MID Lender by December 1, 2008 (note 19). Accordingly, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business, renewing or extending current financing arrangements and meeting its obligations with respect to secured and unsecured creditors, none of which is assured. If MEC is unable to repay its obligations when due or satisfy required covenants in its debt agreements, substantially all of its current and long-term debt will also become due on demand as a result of cross-default provisions within loan agreements, unless MEC is able to obtain waivers, modifications or extensions. The availability of such waivers, modifications or extensions is not assured and, if available, the terms thereof are not yet determinable. On September 12, 2007, MEC's Board of Directors approved a debt elimination plan (the "MEC Debt Elimination Plan") designed to eliminate MEC's net debt by December 31, 2008 by generating funds from the sale of assets (notes 4 and 5), entering into strategic transactions involving certain of MEC's racing, gaming and technology operations, and a possible future equity issuance. The success of the MEC Debt Elimination Plan is not assured. To address short-term liquidity concerns and provide sufficient time to implement the MEC Debt Elimination Plan, MEC arranged $100.0 million of funding in September 2007, comprised of (i) a $20.0 million private placement of MEC's Class A Subordinate Voting Stock ("MEC Class A Stock") to Fair Enterprise Limited ("FEL"), a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach, the Company's Chairman and the Chairman and Chief Executive Officer of MEC, completed in October 2007; and (ii) the MEC Bridge Loan. Although MEC continues to take steps to implement the MEC Debt Elimination Plan, MEC does not expect to execute its plan on the originally contemplated time schedule, if at all. As a result, MEC has needed and will again need to seek extensions from existing lenders and

60    MI Developments Inc.      2008

  additional funds in the short-term from one or more possible sources, which may include the Company. The availability of such extensions and additional funds is not assured and, if available, the terms thereof are not yet determinable. These unaudited interim consolidated financial statements do not give effect to any adjustments to recorded amounts and their classification which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim consolidated financial statements.

  The uncertainty regarding MEC's ability to continue as a going concern does not impact the realization of the Company's assets and discharge of its liabilities in the normal course of its real estate business. MID's real estate business has not guaranteed any of MEC's indebtedness.

  MEC's racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in MEC's revenues and operating results.

(b)  Consolidated Financial Statements

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles ("GAAP") and the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2007, except as disclosed in note 2.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2007.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments necessary to present fairly the financial position at September 30, 2008 and 2007, and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2008 and 2007.

  Financial data and related measurements are presented on the consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 18 to the unaudited interim consolidated financial statements. Transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." segments have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 19, are eliminated in the consolidated results of operations and financial position of the Company.

  The Company has reclassified certain prior period amounts to reflect the restatement for MEC's discontinued operations (note 4), assets held for sale (note 5) and reverse stock split (notes 14 and 20).

2.     ACCOUNTING CHANGES

(a)  Financial Instruments — Disclosure and Presentation

  In December 2006, the Canadian Institute of Chartered Accountants (the "CICA") issued additional disclosure and presentation standards for financial instruments in Handbook Sections 3862, "Financial Instruments — Disclosures", and 3863, "Financial Instruments — Presentation", which replace Handbook Section 3861, "Financial Instruments — Disclosure and Presentation". The Company has adopted these new standards effective January 1, 2008. Handbook Section 3862 requires increased disclosure relating to the risks associated with financial instruments and the Company's approach to managing those risks. Handbook Section 3863 maintains the presentation requirements of Handbook Section 3861.

MI Developments Inc.      2008    61

  Certain disclosures regarding the Company's consolidated financial instruments were previously made in notes 1, 2, 9, 10, 11, 18 and 23 to the annual consolidated financial statements for the year ended December 31, 2007 and do not differ materially at September 30, 2008, except as disclosed in notes 9, 15, 17 and 20 to the unaudited interim consolidated financial statements. The additional disclosures required by Handbook Section 3862 have been made in notes 15 and 17 to the unaudited interim consolidated financial statements. The adoption of Handbook Section 3863 did not have any impact on the Company's unaudited interim consolidated financial statements.

(b)  Capital Disclosures

  The CICA issued Handbook Section 1535, "Capital Disclosures", in December 2006, which requires that the Company disclose its objectives, policies and processes for managing capital (which it must define), as well as certain quantitative data. Handbook Section 1535 also requires the disclosure of any externally- imposed capital requirements, whether the entity has complied with them and, if not, the consequences of such non-compliance. The Company adopted the requirements of Handbook Section 1535 on January 1, 2008 and the required disclosures are contained in note 15 to the unaudited interim consolidated financial statements.

(c)  Going Concern

  In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", to include going concern requirements. The amendments require management to make an assessment of an entity's ability to continue as a going concern and to disclose material uncertainties related to events or conditions that may cast doubt upon the entity's ability to continue as a going concern. In doing so, management must take into account information about the future, which is at least, but not limited to, 12 months from the balance sheet date. The Company's adoption on January 1, 2008 of the amendments to Handbook Section 1400 did not have any impact on the Company's unaudited interim consolidated financial statements or the disclosure contained in note 1 to the unaudited interim consolidated financial statements.

3.     DISCUSSIONS WITH MID SHAREHOLDERS AND POTENTIAL REORGANIZATION TRANSACTION

On March 31, 2008, MID received a reorganization proposal on behalf of various shareholders of MID, including entities affiliated with the Stronach Trust (the "Stronach Group"), MID's controlling shareholder. The reorganization proposal was supported by MID shareholders owning more than 50% of the outstanding Class A Subordinate Voting Shares and approximately 95% of the outstanding Class B Shares. The principal components of the reorganization proposal are set out in MID's press release dated March 31, 2008, which can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com. The stated objective of the reorganization was to (a) effect a substantial cash distribution to MID shareholders and (b) create a focused real estate investment vehicle, which would distribute 80% of its available cash flow, in which the interests of all shareholders would be fully aligned. The reorganization proposal included the separation of MID and MEC.

Following the announcement of the reorganization proposal, certain of the Company's shareholders expressed their opposition to the proposal. Accordingly, in early June 2008, at the direction of a special committee of independent directors (the "MID Special Committee"), MID management commenced discussions with a number of MID Class A shareholders, including those shareholders that had supported the original reorganization proposal, in order to develop a consensus on how to best amend and structure the proposed reorganization to achieve the requisite level of shareholder support.

On August 22, 2008, MID announced that it had retained GMP Securities L.P. ("GMP") as a financial advisor to liaise with shareholders in an attempt to develop a consensus on how best to reorganize MID. No consensus was reached with respect to amendments that would have resulted in a revised reorganization proposal that MID would have been asked to put before its shareholders for their consideration, and although GMP continues to liaise with the Company's shareholders, discussions with respect to the reorganization proposal have effectively terminated.

62    MI Developments Inc.      2008

MID is continuing to explore strategic transactions and alternatives available in respect of its investment in MEC, including a recapitalization, restructuring or sales of some or all of MEC's assets, and evaluating whether, or to what extent, MID might participate in any such transactions or alternatives. In October 2008, several MID shareholders sent letters to the MID Special Committee and/or MID's Board of Directors (the "Board") expressing their views as to the process and as to how best to reorganize MID, including dealing with MID's investment in MEC, and one other person that is involved in the U.S. horseracing industry has proposed that MID sell to such person MID's loans to MEC. Many of these letters have been publicly filed with the United States Securities and Exchange Commission. Any potential transactions with MEC would be subject to review by the MID Special Committee and the approval of the Board. There can be no assurance that any transaction will be completed.

The unaudited interim consolidated financial statements do not reflect any adjustments that may be required should any transaction be completed.

During the three-month and nine-month periods ended September 30, 2008, $1.2 million and $5.5 million, respectively, of advisory and other costs have been incurred in connection with the reorganization proposal and the exploration of alternatives in respect of MID's investment in MEC, which costs are included in the Real Estate Business' "general and administrative expenses" on the Company's unaudited interim consolidated statements of income (loss).

4.     DISCONTINUED OPERATIONS

In connection with the MEC Debt Elimination Plan, MEC announced its intention to sell Great Lakes Downs in Michigan, Thistledown in Ohio and its interest in Portland Meadows in Oregon. MEC also announced its intention to explore the sale of Remington Park, a horseracing and gaming facility in Oklahoma City.

In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain assets covered by the MEC Debt Elimination Plan. In October 2007, the U.S. investment bank began marketing Thistledown and Remington Park for sale and initiated a program to locate potential buyers. However, MEC has since taken over the sales process from the U.S. investment bank and is currently in discussions with potential buyers of these assets.

In November 2007, MEC began marketing its interest in Portland Meadows for sale and is currently in discussions with potential buyers for this asset.

In March 2008, MEC committed to a plan to sell Magna Racino™. MEC has initiated a program to locate potential buyers and has begun marketing the assets for sale through a real estate agent.

On July 16, 2008, MEC completed the sale of Great Lakes Downs in Michigan for cash consideration of $5.0 million. The proceeds of approximately $4.5 million, net of transaction costs, were used to repay a portion of the MEC Bridge Loan (note 19). MEC recognized a $0.5 million gain on disposition of Great Lakes Downs in the results of discontinued operations for the three-month and nine-month periods ended September 30, 2008.

MI Developments Inc.      2008    63

MEC's results of operations related to discontinued operations for the three-month and nine-month periods ended September 30, 2008 and 2007, and MEC's assets and liabilities related to discontinued operations as at September 30, 2008 and December 31, 2007, are shown in the following tables:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Revenues	$33,438	$33,050	$99,028	$98,679
Costs and expenses	33,845	35,701	97,128	102,178

	(407)	(2,651)	1,900	(3,499)
Depreciation and amortization	—	1,750	605	5,252
Interest expense, net	1,080	968	2,630	3,129
Write-down of long-lived assets (note 6)	—	—	32,294	—

Loss before undernoted	(1,487)	(5,369)	(33,629)	(11,880)
Gain on disposition	536	—	536	—

Loss before income taxes and minority interest	(951)	(5,369)	(33,093)	(11,880)
Income tax recovery (note 13)	(3,174)	(133)	(3,559)	(295)
Minority interest	1,030	(2,182)	(13,618)	(4,826)

MEC's income (loss) from discontinued operations	1,193	(3,054)	(15,916)	(6,759)

Eliminations (note 19)	727	788	2,236	2,471

Consolidated income (loss) from discontinued operations	$1,920	$(2,266)	$(13,680)	$(4,288)

64    MI Developments Inc.      2008

As at	September 30, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$9,346	$9,241
Restricted cash	14,265	7,069
Accounts receivable	4,600	6,602
Prepaid expenses and other	3,248	1,812

	31,459	24,724

Real estate properties, net	55,949	81,035
Fixed assets, net	13,003	16,295
Other assets	105	122
Future tax assets	13,547	13,547

	82,604	110,999

MEC's assets related to discontinued operations	114,063	135,723

Eliminations (note 19)	(54)	(72)

Consolidated assets related to discontinued operations	$114,009	$135,651

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$30,481	$21,446
Income taxes payable	95	3,182
Long-term debt due within one year	10,946	22,096
Loan payable to MID	413	397
Deferred revenue	947	1,257

	42,882	48,378

Long-term debt	—	115
Loan payable to MID, net	25,325	26,143
Other long-term liabilities	993	830
Future tax liabilities	13,547	13,547

	39,865	40,635

MEC's liabilities related to discontinued operations	82,747	89,013

Eliminations (note 19)	(25,738)	(26,540)

Consolidated liabilities related to discontinued operations	$57,009	$62,473

MI Developments Inc.      2008    65

5.     ASSETS HELD FOR SALE

(a)
In November and December 2007, MEC entered into sale agreements for three parcels of excess real estate comprising approximately 825 acres located in Porter, New York, subject to the completion of due diligence by the purchasers and customary closing conditions. The sale of one parcel was completed in December 2007 for cash consideration of $0.3 million, net of transaction costs, and the sales of the two remaining parcels were completed in January 2008 for total cash consideration of $1.5 million, net of transaction costs. At December 31, 2007, the two parcels of excess real estate for which the sale had not been completed were included in MEC's "assets held for sale" on the Company's consolidated balance sheet. The net proceeds received on closing were used to repay a portion of the MEC Bridge Loan (note 19).

(b)
On December 21, 2007, MEC entered into an agreement to sell 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna, a related party, for a purchase price of 20.0 million euros ($31.5 million), net of transaction costs. The closing of the transaction occurred in April 2008 and MEC used 7.5 million euros of the net proceeds to repay a portion of a 15.0 million euro term loan facility with a European financial institution and the remaining portion of the net proceeds to repay $19.8 million of the MEC Bridge Loan (note 19).

(c)
On August 9, 2007, MEC announced its intention to sell a real estate property located in Dixon, California. In addition, in March 2008, MEC committed to a plan to sell excess real estate in Oberwaltersdorf, Austria. MEC is marketing these properties for sale and has listed them with real estate brokers. Under the terms of the MEC Bridge Loan (note 19), MEC is required to use the net proceeds from the sale of these properties, after repayment of certain prior ranking indebtedness of MEC, to pay down principal amounts outstanding under the MEC Bridge Loan and the amount of such net proceeds will permanently reduce the committed amount of the MEC Bridge Loan.

(d)
On August 12, 2008, MEC announced that it had entered into an agreement to sell approximately 489 acres of excess real estate located in Ocala, Florida to Lincoln Property Company and Orion Investment Properties, Inc. for a purchase price of $16.5 million cash, subject to a 90-day due diligence period in favour of the purchasers. On November 3, 2008, MEC announced that the prospective purchasers had terminated the agreement. MEC has announced that it still intends to sell the Ocala property and will re-initiate its marketing efforts.

(e)
The MEC Debt Elimination Plan also contemplates the sale of real estate properties located in Aventura and Hallandale, Florida, both adjacent to Gulfstream Park, and Anne Arundel County, Maryland, adjacent to Laurel Park. MEC has also announced that it intends to explore selling its membership interests in the mixed-use developments at Gulfstream Park racetrack in Florida and Santa Anita Park racetrack in California that it is pursuing under joint venture arrangements with Forest City Enterprises, Inc. ("Forest City") and Caruso Affiliated ("Caruso"), respectively. MEC has also announced that it intends to explore other strategic transactions involving other racing, gaming and technology operations. These potential transactions may include: partnerships or joint ventures in respect of the existing gaming facility at Gulfstream Park; partnerships or joint ventures in respect of potential alternative gaming operations at other MEC racetracks that currently do not have gaming operations; and transactions involving MEC's technology operations, which may include one or more of the assets that comprise MEC's PariMax business.

  At September 30, 2008, all of the criteria required to classify an asset as held for sale, or operations as discontinued operations (note 4), in accordance with GAAP were not met in relation to the assets and operations described in the preceding paragraph and, accordingly, these assets and operations continue to be classified as held and in use.

66    MI Developments Inc.      2008

MEC's assets classified as held for sale and corresponding liabilities, related to the transactions described in sections (a), (b), (c) and (d) above, at September 30, 2008 and December 31, 2007, are shown in the table below.

As at	September 30, 2008	(restated — note 5(c)) December 31, 2007
ASSETS
Current assets:
Real estate properties, net
Porter, New York (note 6)	$—	$1,493

Real estate properties, net
Dixon, California (note 6)	14,139	19,139
Ocala, Florida	8,399	8,407
Oberwaltersdorf, Austria	4,446	4,482
Ebreichsdorf, Austria	—	6,619

	26,984	38,647

	$26,984	$40,140

LIABILITIES
Current liabilities
Future tax liabilities	$—	$171

Future tax liabilities	876	876

	$876	$1,047

6.     WRITE-DOWN OF MEC'S LONG-LIVED ASSETS

When long-lived assets are identified as held for sale, the carrying value is reduced, if necessary, to the estimated net realizable value. Net realizable value is evaluated at each interim reporting period based on discounted net future cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

Write-downs relating to long-lived assets have been recognized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Assets Held For Sale (note 5)
Dixon, California(i)	$—	$—	$5,000	$—
Porter, New York(ii)	—	1,444	—	1,444

	$—	$1,444	$5,000	$1,444

Discontinued Operations (note 4)
Magna Racino™(iii)	$—	$—	$29,195	$—
Portland Meadows(iv)	—	—	3,099	—

	$—	$—	$32,294	$—

(i)
As a result of significant weakness in the Northern California real estate market and the U.S. financial market, MEC recorded an impairment charge of $5.0 million related to the Dixon, California real estate property (note 5(c)) in the nine months ended September 30, 2008, which represents the excess of the carrying value of the asset over the estimated net realizable value.

MI Developments Inc.      2008    67

(ii)
In connection with the sales plan relating to the real estate in Porter, New York (note 5(a)), MEC recognized an impairment loss of $1.4 million in the three-month and nine-month periods ended September 30, 2007, which represented the excess of the carrying value over the estimated fair value of these properties, less selling costs. In the three months ended December 31, 2007, $0.1 million of this impairment charge was reversed based on the actual net proceeds realized in the disposition of these properties.

(iii)
As a result of the classification of Magna Racino™ as discontinued operations, MEC recorded an impairment charge, included in discontinued operations, of $29.2 million in nine months ended September 30, 2008, which represents the excess of the carrying value of the assets over the estimated net realizable value.

(iv)
In June 2003, the Oregon Racing Commission ("ORC") adopted regulations that permitted wagering through instant racing terminals as a form of pari-mutuel wagering at Portland Meadows (the "Instant Racing Rules"). In September 2006, the ORC granted a request by Portland Meadows to offer instant racing under its 2006-2007 race meet licence. In June 2007, the ORC, acting under the advice of the Oregon Attorney General, temporarily suspended and began proceedings to repeal the Instant Racing Rules. In September 2007, the ORC denied a request by Portland Meadows to offer instant racing under its 2007-2008 race meet licence. In response to this denial, MEC requested the holding of a contested case hearing, which took place in January 2008. On February 27, 2008, the Office of Administrative Hearings released a proposed order in MEC's favour, approving instant racing as a legal form of wager at Portland Meadows. However, on April 25, 2008, the ORC issued an order rejecting that recommendation. In May 2008, MEC filed a petition with the Oregon Court of Appeal for judicial review of the order of the ORC. A decision from the Oregon Court of Appeal on Instant Racing is expected in the first or second quarter of 2009. Based primarily on the ORC's order to reject the Office of Administrative Hearings' recommendation, MEC recorded an impairment charge of $3.1 million, included in discontinued operations, in the nine months ended September 30, 2008 related to the instant racing terminals and build-out of the instant racing facility.

7.     EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2008 and 2007 are computed as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	(restated — note 4) 2007	2008	(restated — note 4) 2007
Income (loss) from continuing operations	$14,785	$(552)	$65,023	$32,308
Income (loss) from discontinued operations	1,920	(2,266)	(13,680)	(4,288)

Net income (loss)	$16,705	$(2,818)	$51,343	$28,020

Weighted average number of Class A
Subordinate Voting and Class B Shares outstanding during the period (thousands)	46,708	48,324	46,708	48,348
Dilutive impact of stock options (thousands)	—	—	—	21

	46,708	48,324	46,708	48,369

Diluted earnings (loss) per Class A
Subordinate Voting or Class B Share
— from continuing operations	$0.32	$(0.01)	$1.39	$0.67
— from discontinued operations	0.04	(0.05)	(0.29)	(0.09)

	$0.36	$(0.06)	$1.10	$0.58

The computation of diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2008 excludes the effect of the potential exercise of 506,544 (2007 — 551,444) and 516,444 (2007 — 140,000) options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

68    MI Developments Inc.      2008

8.     REAL ESTATE PROPERTIES

(a)
Real estate properties consist of:

As at	September 30, 2008	(restated — notes 4, 5) December 31, 2007
Real Estate Business
Revenue-producing properties
Land	$222,533	$226,269
Buildings, parking lots and roadways — cost	1,431,160	1,444,241
Buildings, parking lots and roadways — accumulated depreciation	(370,665)	(345,825)

	1,283,028	1,324,685

Development properties
Land and improvements	224,009	226,248
Properties under development	539	9,541

	224,548	235,789

Properties held for sale	486	1,447

	1,508,062	1,561,921

MEC
Revenue-producing racetrack properties
Land and improvements	164,858	164,856
Buildings — cost	550,920	544,543
Buildings — accumulated depreciation	(130,812)	(113,620)
Construction in progress	67,879	42,666

	652,845	638,445

Under-utilized racetrack real estate	76,130	76,130

Revenue-producing non-racetrack properties
Land and improvements	159	2,015
Buildings — cost	2,117	2,123
Buildings — accumulated depreciation	(7)	(93)

	2,269	4,045

	731,244	718,620

Eliminations (note 19)	(55,380)	(55,387)

Consolidated	$2,183,926	$2,225,154

(b)
During the second quarter of 2008, the Real Estate Business determined that the plan of sale criteria under generally accepted accounting principles was no longer met for one property included in "properties held for sale" at December 31, 2007, as the Company intends to lease the property to a third party tenant. Accordingly, the property, consisting of land and a vacant building with an aggregate carrying value of $1.3 million, has been included in "revenue-producing properties" as at September 30, 2008.

MI Developments Inc.      2008    69

(c)
During the second quarter of 2008, the Real Estate Business determined that one property included in "revenue-producing properties" at December 31, 2007 is expected to be sold after its lease expiry date in September 2008. Accordingly, the property, consisting of land and a vacant building with an aggregate carrying value of $0.5 million (net of a $0.5 million write-down to the property's estimated net realizable value in the second quarter of 2008), has been included in "properties held for sale" as at September 30, 2008.

9.     BANK INDEBTEDNESS AND LONG-TERM DEBT

(a)
During the nine months ended September 30, 2008, the maturity date of the MEC Credit Facility was extended from March 31, 2008 to October 15, 2008. In October 2008, the maturity date was extended to November 17, 2008. Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit, each bearing interest at the U.S. base rate plus 5.0% or the London Interbank Offered Rate ("LIBOR") plus 6.0%. Loans under the MEC Credit Facility are collateralized by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. At September 30, 2008, MEC had borrowed $36.5 million (December 31, 2007 — $34.9 million) under the MEC Credit Facility and had issued letters of credit totalling $3.4 million (December 31, 2007 — $4.3 million), such that $0.1 million was unused and available. The weighted average interest rate on the borrowings outstanding under the MEC Credit Facility at September 30, 2008 was 8.8% (December 31, 2007 — 11.0%).

(b)
At December 31, 2007, MEC's wholly-owned subsidiary AmTote International, Inc. ("AmTote") had three financing arrangements with a U.S. financial institution: (i) a $3.0 million revolving credit facility to finance working capital requirements (the "AmTote Credit Facility"), (ii) a $4.2 million term loan (the "AmTote Term Loan") and (iii) a term loan of up to $10.0 million to finance up to 80% of eligible capital costs related to tote service contracts (the "AmTote Equipment Term Loan"). The AmTote Credit Facility, AmTote Term Loan and AmTote Equipment Term Loan were scheduled to mature on May 1, 2008, May 11, 2011 and May 11, 2012, respectively, but on April 30, 2008, the maturity dates were amended to May 30, 2008 for the AmTote Credit Facility and May 30, 2009 for both term loan facilities. On May 30, 2008, the AmTote Credit Facility was fully repaid and terminated. Borrowings under the AmTote Term Loan and the AmTote Equipment Term Loan bear interest at LIBOR plus 3.0%. Both term loan facilities are collateralized by a first charge on AmTote's assets and a pledge of the stock of AmTote. At September 30, 2008, $2.6 million and $2.4 million (December 31, 2008 — $3.3 million and $2.0 million) were outstanding under the AmTote Term Loan and the AmTote Equipment Term Loan, respectively. As a result of the amendments to the maturity dates, amounts outstanding under the AmTote Term Loan and the AmTote Equipment Term Loan are reflected in MEC's "long-term debt due within one year" on the Company's unaudited interim consolidated balance sheet at September 30, 2008.

(c)
One of MEC's subsidiaries, Pimlico Racing Association, Inc., has a revolving term loan facility with a U.S. financial institution that permits the prepayment of outstanding principal without penalty. This facility matures on December 1, 2013, bears interest at either the U.S. prime rate or LIBOR plus 2.6% per annum and is collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of The Maryland Jockey Club ("MJC"). On August 5, 2008, the revolving term loan facility was amended to reduce the maximum undrawn availability from $7.7 million to $4.5 million. At September 30, 2008, MEC had borrowings of $1.6 million (December 31, 2007 — nil) under this facility.

(d)
One of MEC's European wholly-owned subsidiaries had a bank term loan with a European financial institution of up to 3.5 million euros bearing interest at the Euro Overnight Index Average Rate plus 3.8% per annum. This bank term loan facility was fully repaid when the facility expired on July 31, 2008.

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10.  SHARE CAPITAL

Changes in the Company's Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2006	47,782,908	$1,559,476	547,413	$17,866	48,330,321	$1,577,342
Issued on exercise of stock options	38,456	1,303	—	—	38,456	1,303

Shares issued and outstanding, March 31, 2007 and June 30, 2007	47,821,364	1,560,779	547,413	17,866	48,368,777	1,578,645
Shares purchased for cancellation	(485,700)	(15,853)	—	—	(485,700)	(15,853)

Shares issued and outstanding, September 30, 2007	47,335,664	1,544,926	547,413	17,866	47,883,077	1,562,792
Shares purchased for cancellation	(1,175,100)	(38,352)	—	—	(1,175,100)	(38,352)

Shares issued and outstanding, December 31, 2007, March 31, 2008, June 30, 2008 and September 30, 2008	46,160,564	$1,506,574	547,413	$17,866	46,707,977	$1,524,440

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange ("TSX") on September 29, 2006, the Company was authorized, from October 4, 2006 to October 3, 2007, to purchase for cancellation, through the facilities of the TSX and the New York Stock Exchange ("NYSE"), up to 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX.

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on October 2, 2007, the Company was authorized, from October 8, 2007 to October 7, 2008, to purchase for cancellation, through the facilities of the TSX and the NYSE, up to 2,531,354 Class A Subordinate Voting Shares, being 10% of the Public Float.

During 2007, the Company purchased an aggregate of 1,660,800 Class A Subordinate Voting Shares for cancellation under these programs for cash consideration of $52.1 million (Cdn. $31.13 per share on a weighted average basis). These amounts include the purchase of 485,700 shares for cancellation in the three-month and nine-month periods ended September 30, 2007 for cash consideration of $15.4 million (Cdn. $32.58 per share on a weighted average basis), of which $3.6 million was paid after September 30, 2007. The Company's historical Canadian carrying value of these shares purchased for cancellation in excess of the purchase price was $6.2 million, which has been credited to "contributed surplus" (note 11). The aggregate amount of the purchase price and the amount credited to "contributed surplus", in excess of the Company's U.S. historical reported carrying value of these shares purchased for cancellation, was $5.8 million and has been charged to "accumulated other comprehensive income" (note 12).

The price that MID paid for shares purchased pursuant to the bids was the market price at the time of acquisition. No shares were purchased for cancellation in 2008.

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11.  CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Contributed surplus, beginning of period	$27,779	$2,674	$27,517	$2,667
Carrying value of shares purchased for cancellation in excess of purchase price (note 10)	—	6,222	—	6,222
Stock-based compensation	312	223	574	475
Transfer to share capital on exercise of stock options	—	—	—	(245)

Contributed surplus, end of period	$28,091	$9,119	$28,091	$9,119

12.  ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company's accumulated other comprehensive income are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Accumulated other comprehensive income, beginning of period	$277,796	$200,693	$241,939	$166,553
Change in fair value of interest rate swaps, net of taxes and minority interest	(24)	(191)	5	(247)
Foreign currency translation adjustment, net of minority interest (i)	(55,513)	45,869	(19,790)	80,717
Reversal of foreign currency translation gain related to shares purchased for cancellation (note 10)	—	(5,778)	—	(5,778)
Recognition of foreign currency translation translation loss (gain) in net income (loss) (ii)	—	—	105	(652)

Accumulated other comprehensive income, end of period (iii)	$222,259	$240,593	$222,259	$240,593

(i)
During the three-month and nine-month periods ended September 30, 2008 and 2007, the Company reported unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the U.S. dollar. The losses in the three-month and nine-month periods ended September 30, 2008 are primarily due to the weakening of the euro and the Canadian dollar against the U.S. dollar. The gains in the three-month and nine-month periods ended September 30, 2007 are primarily due to the strengthening of the euro and the Canadian dollar against the U.S. dollar.

(ii)
Included in the Real Estate Business' "other gains, net" for the nine months ended September 30, 2008, is a $0.1 million currency translation loss (nine months ended September 30, 2007 — $0.7 million gain) realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations.

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(iii)
Accumulated other comprehensive income consists of:

As at	September 30, 2008	December 31, 2007
Foreign currency translation adjustment, net of minority interest	$222,676	$242,369
Fair value of interest rate swaps, net of taxes and minority interest	(417)	(430)

	$222,259	$241,939

13.  INCOME TAXES

The Company conducts operations in a number of countries with varying statutory rates of taxation. Judgement is required in the estimation of income taxes, and future income tax assets and liabilities, in each of the Company's operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that future income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such future income tax assets. The Company's effective tax rate can vary significantly quarter to quarter due to changes in (i) the proportion of income earned in each tax jurisdiction, (ii) current and future statutory rates of taxation, (iii) estimates of tax exposures, (iv) the assessment of whether it is more likely than not that future income tax assets will be realized and (v) the valuation allowances recorded on future tax assets.

The Real Estate Business' income tax expense (recovery) for the three-month and nine-month periods ended September 30, 2008 is inclusive of an aggregate income tax recovery of $12.5 million and $12.1 million, respectively, due to revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carryforwards previously not recognized, both driven by the results of tax audits in certain tax jurisdictions. Similarly, MEC's income tax recovery for discontinued operations (note 4) is inclusive of a $3.1 million income tax recovery due to revisions to estimates of certain tax exposures driven by the results of tax audits in certain tax jurisdictions.

The Real Estate Business' income tax expense for the three-month and nine-month periods ended September 30, 2007 includes (i) a recovery of $1.6 million realized from the reduction in future tax rates in Canada, Germany and the United Kingdom enacted in the third quarter of 2007 and (ii) a net $1.1 million recovery primarily due to a favourable tax reassessment received in the third quarter of 2007 in relation to land sold in a prior year.

14.  STOCK-BASED COMPENSATION

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company's shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007. At December 31, 2007, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID has granted stock options to certain directors and officers to purchase MID's Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options. A reconciliation of the changes in stock options outstanding is presented below:

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	2008		2007
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	516,544	35.09	465,000	36.08
Exercised	—	—	(38,456)	32.19

Stock options outstanding, March 31	516,544	35.09	426,544	36.43
Expired	(10,000)	41.17	—	—

Stock options outstanding, June 30	506,544	34.97	426,544	36.43
Granted	—	—	125,000	32.21
Forfeited	(6,000)	41.17	(35,000)	41.17

Stock options outstanding, September 30	500,544	34.89	516,544	35.09

Stock options exercisable, September 30	381,544	34.16	280,544	31.15

  The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of the Company's stock options. The assumptions used in determining the fair value of the MID stock options granted are shown in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Risk-free interest rate	—	4.3%	—	4.3%
Expected dividend yield	—	1.92%	—	1.92%
Expected volatility of MID's Class A Subordinate Voting Shares	—	18.9%	—	18.9%
Weighted average expected life (years)	—	4.0	—	4.0
Weighted average fair value per option granted	—	$5.51	—	$5.51

  Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional deferred share units ("DSUs") whose value reflects the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees

74    MI Developments Inc.      2008

  (excluding Special Committee fees, effective January 1, 2006) in DSUs. On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs. A reconciliation of the changes in DSUs outstanding is presented below:

	2008	2007
DSUs outstanding, January 1	41,452	27,319
Granted	6,012	4,241

DSUs outstanding, March 31	47,464	31,560
Granted	5,579	3,025

DSUs outstanding, June 30	53,043	34,585
Granted	8,194	3,568

DSUs outstanding, September 30	61,237	38,153

  During the three and nine months ended September 30, 2008, the Real Estate Business recognized stock-based compensation expense of $0.3 million (2007 — $0.2 million) and $0.6 million (2007 — $0.8 million), respectively, which includes $3 thousand (2007 — $3 thousand) and $27 thousand (2007 — $0.3 million), respectively, pertaining to DSUs.

(b)
During the third quarter of 2008, MEC completed a reverse stock split whereby every twenty shares of MEC Class A Stock and MEC Class B Stock have been consolidated into one share of MEC Class A Stock and MEC Class B Stock, respectively (note 20(n)). In addition, the number of, and exercise price for, all MEC stock options were adjusted to reflect the 1:20 consolidation. Accordingly, all of the disclosures below pertaining to MEC's long-term incentive plan, performance share awards and options to purchase shares have been restated for all retroactive periods to reflect the effect of the reverse stock split.

  MEC has a long-term incentive plan (the "MEC Plan"), adopted in 2000 and amended in 2007, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC's directors, officers, employees, consultants, independent contractors and agents. A maximum of 440 thousand shares of MEC Class A Stock are available to be issued under the MEC Plan, of which 390 thousand are available for issuance pursuant to stock options and tandem stock appreciation rights and 50 thousand are available for issuance pursuant to any other type of award under the MEC Plan.

  Under a 2005 incentive compensation program (the "MEC Program"), MEC awarded performance shares of MEC Class A Stock to certain of MEC's officers and key employees. The number of shares of MEC Class A Stock underlying the 2005 Performance Share Awards was based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the MEC Program was approved by the Compensation Committee of MEC's Board of Directors. The 2005 Performance Share Awards vested over a six or eight month period to December 31, 2005 and were distributed, subject to certain conditions, in two equal instalments. The first distribution date occurred in March 2006 and the second distribution date occurred in March 2007.

  For 2006, MEC continued the MEC Program as described in the preceding paragraph. The program was similar in all respects except that the performance shares granted in 2006 vested over a 12-month period to December 31, 2006 and were distributed, subject to certain conditions, prior to March 31, 2007.

  Accordingly, for the nine months ended September 30, 2007, MEC issued 8,737 of these vested performance share awards with a stated value of $0.6 million and 324 performance share awards were forfeited. No performance share awards remain to be issued under the 2005 and 2006 incentive compensation arrangements subsequent to March 31, 2007. MEC did not continue its performance share award program subsequent to 2006.

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  During the nine months ended September 30, 2008, MEC issued 21,687 (2007 — 1,547) shares of MEC Class A Stock with a stated value of $0.2 million (2007 — $0.1 million) to MEC's directors in payment of services rendered. As a result, the Company recognized a dilution loss of $0.4 million (included in MEC's "other gains, net") in the nine months ended September 30, 2008 (2007 — $4 thousand dilution gain).

  MEC grants stock options ("MEC Stock Options") to certain directors, officers, key employees and consultants to purchase shares of MEC Class A Stock. All MEC Stock Options give the grantee the right to purchase MEC Class A Stock at a price no less than the fair market value of such stock at the date of grant. Generally, MEC Stock Options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of MEC Stock Options. A reconciliation of the changes in MEC Stock Options outstanding is presented below:

	2008		2007
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
MEC Stock Options outstanding, January 1	247,500	116.40	245,250	121.60
Forfeited or expired	(10,000)	111.20	(8,300)	134.80

MEC Stock Options outstanding, March 31	237,500	116.60	236,950	121.20
Forfeited or expired	(550)	133.20	(1,250)	114.20

MEC Stock Options outstanding, June 30	236,950	116.55	235,700	121.40
Granted	—	—	19,500	64.00
Forfeited or expired	—	—	(700)	104.00

MEC Stock Options outstanding, September 30	236,950	116.55	254,500	117.00

MEC Stock Options exercisable, September 30	220,802	118.92	221,783	120.40

  The fair value of MEC Stock Options granted is estimated at the date of grant using the Black-Scholes option valuation model, which requires the use of subjective assumptions and may not necessarily provide the only measure of the fair value of MEC Stock Options (as described further in note 14(a)). The weighted average assumptions used in determining the fair value of the MEC stock options granted are shown in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Risk-free interest rate	—	4.2%	—	4.2%
Expected dividend yield	—	—	—	—
Expected volatility of MEC Class A Stock	—	55.9%	—	55.9%
Weighted average expected life (years)	—	5.0	—	5.0
Weighted average fair value per option granted	—	$27.20	—	$27.20

  During the three-month and nine-month periods ended September 30, 2008, MEC recognized total stock-based compensation expense of $36 thousand (2007 — $0.5 million) and $0.3 million (2007 — $0.7 million), respectively, relating to performance share awards, director compensation and stock options under the MEC Plan.

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15.  CAPITAL MANAGEMENT AND LIQUIDITY

The capital resources managed by the Company include:

•
cash and cash equivalents;

•
credit facilities;

•
long-term debt;

•
additional borrowing capacity; and

•
shareholders' equity.

Each of the Company's reportable segments (note 18) has different capital management objectives.

Real Estate Business

The Real Estate Business' objectives when managing capital include ensuring that there are adequate capital resources to sustain operations and maintaining a capital structure that allows the Real Estate Business to take advantage of suitable investment opportunities as they arise. The Real Estate Business monitors its capital based on its ratio of debt to total capitalization, which it regards as a measure of its ability to access additional capital as required.

The Real Estate Business must also comply with the terms of its debt agreements, including its $50.0 million unsecured revolving credit facility (the "MID Credit Facility") and the trust indenture for its Cdn. $265.0 million senior unsecured debentures (the "Debentures"), which include the following limitations:

•
secured indebtedness not to exceed 15% of net tangible assets;

•
funded debt not to exceed 40% of total capitalization; and

•
total interest coverage of no less than 3:1.

At September 30, 2008 and December 31, 2007, the Company had no borrowings under the MID Credit Facility, which expires on December 21, 2008, but had issued letters of credit totalling $0.3 million.

At September 30, 2008, the Real Estate Business' debt to total capitalization was 14% (December 31, 2007 — 15%) and the Real Estate Business was in compliance with all of its covenants. The outstanding total debt at September 30, 2008 was $259.7 million (December 31, 2007 — $274.7 million), which is comprised of $253.3 million (December 31, 2007 — $267.6 million) of the Debentures and $6.4 million (December 31, 2007 — $7.1 million) of mortgages payable on two properties. The Real Estate Business' total capitalization at September 30, 2008 was $1.90 billion (December 31, 2007 — $1.86 billion).

The Real Estate Business generated cash flows from operating activities of $132.6 million in the nine months ended September 30, 2008 and had cash and cash equivalents of $156.3 million at September 30, 2008.

The Real Estate Business' strategy for managing its liquidity needs includes (i) using its cash resources and cash flows from operating activities, (ii) drawing on the MID Credit Facility if and as needed and (iii) accessing additional capital by issuing debt, equity or a combination of securities as required to finance its operations and capital expenditures. The capital requirements to finance additional acquisition and development activity will depend on the availability of suitable investment opportunities and related funding sources.

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As disclosed in note 3, MID continues to explore a range of alternatives in respect of its MEC investment, including evaluating whether or to what extent MID might participate in a recapitalization or restructuring of MEC. The participation by MID in any such transaction could result in a significant increase in the Company's financial leverage, change the risk profile of the Real Estate Business and/or limit its financial flexibility to take advantage of certain investment opportunities. In addition, if the Real Estate Business' funded debt were to exceed 40% of its total capitalization as a result of these changes, the Company might be required to repay the Debentures and potentially pay a prepayment premium determined in accordance with the terms of the applicable trust indenture, as described in note 11 to the annual consolidated financial statements for the year ended December 31, 2007.

MEC

MEC's capital is monitored by its separate Board of Directors and management team based on its level of net debt. MEC must also comply with the terms of its debt agreements. Many of these debt arrangements are obligations of individual MEC business units and require compliance with numerous financial and other covenants. As at September 30, 2008, MEC's net debt was $618.1 million (December 31, 2007 — $564.5 million) and MEC was in compliance with all of its covenants. MID's Real Estate Business has not guaranteed any of MEC's indebtedness.

Under the MEC Debt Elimination Plan (note 1), MEC's capital management objective is to significantly reduce or eliminate its net debt by generating funds from the sale of assets (notes 4 and 5), entering into strategic transactions involving certain of MEC's racing, gaming and technology operations, and a possible future equity issuance. These proceeds are to be used to fund MEC's operations and applied to eliminate MEC's net debt, including amounts owed to the MID Lender (note 19). Although MEC continues to take steps to implement its plan, MEC does not expect to be able to complete asset sales as quickly as originally planned nor does MEC expect to achieve proceeds of disposition as high as originally contemplated. In order for MEC to fund its ongoing operations and provide sufficient time to implement the MEC Debt Elimination Plan, MEC will again need to seek extensions from existing lenders, including the Company, the availability of which is not yet determinable.

As discussed in note 1, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business, renewing or extending current financing arrangements and meeting its obligations with respect to secured and unsecured creditors, none of which is assured. If MEC is unable to repay its obligations when due or satisfy required covenants in its debt agreements, substantially all of its current and long-term debt will also become due on demand as a result of cross-default provisions within its loan agreements, unless MEC is able to obtain waivers, modifications or extensions. The availability of such waivers, modifications or extensions is not assured and, if available, the terms thereof are not yet determinable.

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16.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	(restated — note 4) 2007	2008	(restated — note 4) 2007
Real Estate Business
Straight-line rent adjustment	$(4)	$150	$(38)	$387
Interest and other income from MEC	(2,295)	(156)	(4,823)	(299)
Stock-based compensation expense	315	226	601	763
Depreciation and amortization	10,956	10,434	33,359	30,581
Write-down of long-lived assets	—	—	450	—
Gain on disposal of real estate	—	(96)	—	(1,478)
Future income taxes	(865)	(494)	1,782	1,361
Other losses (gains)	—	—	105	(652)
Other	126	85	301	241

	8,233	10,149	31,737	30,904

MEC
Stock-based compensation expense	36	463	267	735
Interest expense with MID	—	—	—	75
Depreciation and amortization	11,244	9,974	33,283	27,438
Amortization of debt issuance costs	2,896	715	8,046	1,567
Write-down of long-lived assets	—	1,444	5,000	1,444
Gain on disposal of real estate	(122)	(100)	(24,462)	(48,754)
Other gains, net	(19)	—	(1,589)	(4)
Future income taxes	(86)	(124)	1,476	(1,692)
Minority interest	(23,660)	(18,759)	(29,610)	(25,211)
Other	365	(1,951)	2,723	(2,939)

	(9,346)	(8,338)	(4,866)	(47,341)

Eliminations (note 19)	(249)	(255)	(2,413)	49,453

Consolidated	$(1,362)	$1,556	$24,458	$33,016

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(b)
Changes in non-cash balances:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	(restated — note 4) 2007	2008	(restated — note 4) 2007
Real Estate Business
Accounts receivable	$3,428	$1,525	$4,169	$2,219
Loans receivable from MEC, net	(321)	(128)	(654)	(128)
Prepaid expenses and other	—	(789)	129	(744)
Accounts payable and accrued liabilities	1,297	3,326	6,277	5,386
Income taxes	(10,277)	(439)	(8,658)	4,576
Deferred revenue	(1,689)	(1,019)	(515)	(746)

	(7,562)	2,476	748	10,563

MEC
Restricted cash	(1,625)	(3,685)	14,906	14,945
Accounts receivable	10,223	9,310	8,981	3,136
Prepaid expenses and other	2,187	1,649	(5,030)	(2,335)
Accounts payable and accrued liabilities	2,504	(840)	(26,191)	(27,586)
Income taxes	860	(932)	2,401	584
Loans Payable to MID, net	321	128	654	128
Deferred revenue	111	(2,533)	(1,456)	(2,221)

	14,581	3,097	(5,735)	(13,349)

Eliminations (note 19)	99	715	381	544

Consolidated	$7,118	$6,288	$(4,606)	$(2,242)

17.  FINANCIAL INSTRUMENTS

(a)  Interest Rate Risk

  The Company's consolidated results of operations are primarily exposed to interest rate risk on its credit facilities and MEC's variable-rate long-term debt. Based on the balances of these financial liabilities outstanding as at September 30, 2008, a 50 basis point change in annual interest rates, with all other variables held constant, would have impacted consolidated "interest expense, net" for the nine months ended September 30, 2008 by approximately $0.4 million.

  The Company is also exposed to interest rate risk on short-term investments with maturities of up to three months from the date of acquisition that are included in "cash and cash equivalents" and "restricted cash" on the Company's consolidated balance sheets. The balance of the Company's short-term investments fluctuates depending on the timing of the Company's operating cash flows, capital expenditures and other liquidity requirements. Assuming the balance of short-term investments at September 30, 2008 were outstanding throughout the entire nine months then ended, a 50 basis point change in annual interest rates, with all other variables held constant, would have impacted consolidated "interest expense, net" by approximately $0.5 million for the nine months ended September 30, 2008.

  MEC occasionally utilizes interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt. At March 31, 2008, MEC had four interest rate swap contracts outstanding in connection with a LIBOR-based term loan facility described in note 18(c) to the annual consolidated financial statements for the year ended December 31, 2007. Based on the interest rate swap contracts in place at September 30, 2008, a 50 basis point change in interest rates would have impacted other comprehensive income (loss) (excluding related minority interest and tax effects) by approximately $0.5 million for the nine months ended September 30, 2008.

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(b)  Currency Risk

  The Company is structured such that its foreign operations are self-sustaining. As a result, the Company's currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Real Estate Business' corporate operations, which utilize the Canadian dollar as the functional currency, have exposure to U.S. dollar and euro denominated financial assets and liabilities. Similarly, MEC's operations, which utilize the U.S. dollar as the functional currency, have exposure to Canadian dollar denominated financial assets and liabilities. Based on the balance of these financial instruments at September 30, 2008, a 10% change in exchange rates between the Canadian dollar and the relevant currencies at September 30, 2008 would not have had a material impact on the Company's consolidated net income for the nine months ended September 30, 2008.

(c)  Credit Risk

  MEC, in the normal course of business, settles wagers for racetracks that it does not operate or manage and is thereby exposed to credit risk. However, these receivables are generally not a significant portion of the Company's total assets and are comprised of a large number of accounts. At September 30, 2008, MEC's "accounts receivable" included on the Company's consolidated balance sheet are net of an allowance for doubtful accounts of $1.6 million (December 31, 2007 — $1.8 million), which is estimated based on a review of specific customer balances and related historical collection experience. For the three and nine months ended September 30, 2008, MEC incurred a bad debt recovery of $0.2 million (2007 — $30 thousand expense) and bad debt expense of $0.1 million (2007 — $3 million expense), respectively.

18.  SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded operations recognizes the fact that, in the case of the Real Estate Business, the Company's Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

The Company's reporting segments are as follows:

Real Estate Business

At September 30, 2008, the Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the Czech Republic, the United Kingdom, Spain and Poland. Substantially all of these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages seven thoroughbred racetracks, one standardbred racetrack and two racetracks that run both thoroughbred and quarter horse meets, as well as the simulcast wagering venues at these tracks. Also, MEC used to manage the thoroughbred and standardbred racing at Magna Racino™, but a local operator is now managing meets at that facility. Three of the racetracks owned or operated by MEC (two in the United States and one in Austria) include casino operations with alternative gaming machines. In addition, MEC operates off-track betting ("OTB") facilities, a United States based national account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™. Under a series of March 2007 agreements with Churchill Downs Incorporated ("CDI"), MEC owns a 50% interest in a joint venture, TrackNet Media Group, LLC ("TrackNet Media"), a content management company formed for distribution of the full breadth of MEC's and CDI's horseracing content (note 20). A separate joint venture with

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CDI, "HRTV, LLC", also involves the ownership by each of MEC and CDI of 50% shares in HorseRacing TV® ("HRTV®"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network. MEC also owns AmTote, a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a triple-net lease agreement with MID, operates an additional thoroughbred training centre situated near San Diego, California. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes a residential development in Austria.

As described in note 1, the Company's consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets have been arranged to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

19.  TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, the Company's Chairman, the Chairman of Magna, and the Chairman and Chief Executive Officer of MEC, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. Magna is controlled by M Unicar Inc. ("M Unicar"), a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna's management. M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna's shares. The Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar. As the Company and Magna may be considered to be under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)  Bridge Loans and Project Financings

  On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with the MEC Bridge Loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below). The MEC Bridge Loan, together with a $20.0 million private placement of MEC Class A Stock to FEL (the "FEL Equity Investment") completed in October 2007, was intended to provide short-term funding to MEC as it sought to implement the MEC Debt Elimination Plan (note 1). At that time, the MID Lender also agreed to amend the MEC Project Financing Facilities (as defined below) by, among other things, requiring repayment of at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008 (subsequently extended to December 1, 2008 as discussed below) and waiving the make-whole payment, if applicable, for any repayments made under either of the MEC Project Financing Facilities prior to that date. Pursuant to a consulting agreement between MID and MEC, which requires MEC to reimburse MID for its expenses, MID management has provided assistance to MEC in implementing the MEC Debt Elimination Plan.

  (i)
  MEC Bridge Loan

    The MEC Bridge Loan has been made available through a non-revolving facility provided by the MID Lender. The MEC Bridge Loan proceeds may only be used by MEC in accordance with the MEC Debt Elimination Plan and are available solely to fund: (i) operations; (ii) payments of principal, interest and costs, fees and expenses due under the MEC Bridge Loan and the MEC Project Financing Facilities; (iii) mandatory payments of interest in connection with permitted debt under the MEC Bridge Loan; (iv) mandatory capital expenditures; and (v) capital expenditures required pursuant to the terms of the joint venture arrangements between MEC and Forest City and Caruso (note 20).

    The MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0% (set at 16.2% at December 31, 2007). On February 29, 2008, the interest rate on outstanding and subsequent advances under the MEC Bridge Loan was increased by a further 1.0% (set at 15.7% at September 30, 2008).

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    During the nine months ended September 30, 2008, the maturity date of the MEC Bridge Loan was extended from May 31, 2008 to October 31, 2008, the maximum commitment under the MEC Bridge Loan was increased from $80.0 million to $110.0 million, MEC was given the ability to re-borrow $21.5 million that had been previously repaid from proceeds of asset sales (note 5) and MEC was permitted to use up to $2.0 million to fund costs associated with the November 2008 gaming referendum in Maryland. In October 2008, the maturity date of the MEC Bridge Loan was extended to December 1, 2008, the maximum commitment under the MEC Bridge Loan was increased to $125.0 million, MEC was given the ability to re-borrow $4.5 million that had been previously repaid from proceeds of an additional asset sale (note 4) and MEC was permitted to use up to an additional $1.0 million to fund costs associated with the November 2008 gaming referendum in Maryland. Draws under the MEC Bridge Loan are not permitted after November 17, 2008 unless the MEC Credit Facility (note 9) is further extended or replaced.

    The MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon, Ocala and Thistledown lands, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third party lender). The MEC Bridge Loan is cross-defaulted to all other obligations of MEC and its subsidiaries to the MID Lender, including the MEC Project Financing Facilities.

    The MEC Bridge Loan must be repaid with, and the commitment is reduced by, amounts equal to all net proceeds realized by MEC from asset sales and issuances of equity (other than the FEL Equity Investment) or debt, subject to amounts required to be paid to MEC's existing lenders. Amounts repaid subsequent to the changes made in October 2008 cannot be re-borrowed. During the three and nine months ended September 30, 2008, $4.5 million and $26.0 million, respectively, of the MEC Bridge Loan was repaid from proceeds of MEC asset sales (notes 4 and 5).

    The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). In connection with the amendments during the nine months ended September 30, 2008, the MID Lender received aggregate fees of $3.2 million. Subsequent to quarter-end, the MID Lender received a fee of $1.3 million in connection with the changes made in October 2008 (1% of the increased maximum commitment). The MID Lender also receives an annual commitment fee equal to 1% of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the MEC Bridge Loan and the changes thereto are paid by MEC.

    At September 30, 2008, $88.6 million (December 31, 2007 — $36.9 million) due under the MEC Bridge Loan was included in the Real Estate Business' current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheet, net of $0.6 million (December 31, 2007 — $1.4 million) of unamortized deferred arrangement fees. MEC's current portion of "loans payable to MID, net" on the Company's consolidated balance sheet includes borrowings of $88.6 million (December 31, 2007 — $35.9 million), net of $0.6 million (December 31, 2007 — $2.4 million) unamortized deferred financing costs. This net balance will be accreted to its face value over the remaining term to maturity of the MEC Bridge Loan.

  (ii)
  MEC Project Financings

    The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association, Inc. ("GPRA") and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

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    The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, the Palm Meadows Training Center and Remington Park and over all other assets of Gulfstream Park, the Palm Meadows Training Center and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

    In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches. Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility. The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

    In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan); and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008. In consideration of these amendments and subject to certain conditions, the MID Lender agreed to waive the make-whole payment for any repayments made under the MEC Project Financing Facilities on or prior to May 31, 2008 and adjust the amortization schedule for the Gulfstream Park project financing facility following receipt of the $100.0 million repayment, provided that (i) repayments under the Gulfstream Park project financing facility are first applied to the July 2006 slots tranche, then to the December 2006 slots tranche (for each of which there is no make-whole payment), and then to the original tranche and (ii) no event of default exists under the MEC Project Financing Facilities.

    In connection with the amendments to the MEC Bridge Loan during the nine months ended September 30, 2008, the MID Lender also agreed to amend the Gulfstream Park project financing facility by extending the deadline for repayment of at least $100.0 million from May 31, 2008 to

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    October 31, 2008. In connection with the October 2008 changes to the MEC Bridge Loan, the MID Lender also agreed to extend the repayment deadline under the Gulfstream Park project financing facility to December 1, 2008. Any repayments made under either of the MEC Project Financing Facilities on or prior to December 1, 2008 will not be subject to a make-whole payment. Subsequent to quarter-end, the MID Lender received a fee of $1.0 million in connection with the October 2008 extension (1% of the minimum required repayment).

    Since the relevant completion date (or since inception for the July 2006 and December 2006 tranches of the Gulfstream Park project financing facility), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility, for which the interest capitalization period was extended to May 1, 2007). Commencing January 1, 2007 (May 1, 2007 for the December 2006 tranche of the Gulfstream Park project financing facility), the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities. Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. There were no such payments made during the three months ended September 30, 2008 (2007 — $1.6 million), and $1.7 million of such payments made during the nine months ended September 30, 2008 (2007 — $3.3 million). During the three months ended March 31, 2008, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility. Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility during the three months ended March 31, 2008.

    At September 30, 2008, there were balances of $171.4 million (December 31, 2007 — $172.1 million), and $26.8 million (December 31, 2007 — $27.7 million) due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively. The current portion of the MEC Project Financing Facilities included in the Real Estate Business' "loans receivable from MEC, net" at September 30, 2008 was $102.0 million, including the required $100.0 million repayment discussed above. The current and non-current portions of the MEC Project Financing Facilities, as reflected in MEC's "loans payable to MID, net" on the Company's consolidated balance sheet, are $102.0 million (including $0.4 million in MEC's "discontinued operations" (note 4)) and $92.3 million (including $25.3 million in MEC's "discontinued operations" (note 4)), respectively, with the non-current portion being net of $4.0 million of unamortized deferred financing costs. This net balance will be accreted to its face value over the remaining terms to maturity of the MEC Project Financing Facilities.

    In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the "Gulfstream Escrow") with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) can be funded, which escrowed amount has been and will be applied against any such construction costs. At September 30, 2008, the amount held under the Gulfstream Escrow was $0.9 million (December 31, 2007 — $4.5 million). All funds in the Gulfstream Escrow are reflected as the Real Estate Business' "restricted cash" and "due to MEC" on the Company's consolidated balance sheet.

  Approximately $8.9 million of external third party costs have been incurred in association with the MEC Bridge Loan and the MEC Project Financing Facilities. At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the MEC Project Financing Facilities) over the respective term of the MEC Bridge Loan and each of the MEC Project Financing Facilities. At a consolidated level, such costs are charged to "general and administrative" expenses in the periods in which they are incurred.

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  All interest and fees charged by the Real Estate Business relating to the MEC Bridge Loan and the MEC Project Financing Facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, are eliminated from the Company's consolidated results of operations and financial position.

(b)  MEC's Real Estate Sales to Magna

  In April 2008, MEC completed the sale to a subsidiary of Magna of 225 acres of excess real estate located in Ebreichsdorf, Austria for proceeds of 20.0 million euros ($31.5 million), net of transaction costs (note 5(b)). MEC recognized a gain in the nine months ended September 30, 2008 of 15.5 million euros ($24.3 million), which is included in MEC's "gain on disposal of real estate".

(c)  Magna Lease Terminations

  During the three months ended March 31, 2008, the Real Estate Business and Magna completed a lease termination agreement (retroactive to May 31, 2007) on a property in the United Kingdom that the Real Estate Business is seeking to redevelop for residential purposes. In April 2008, the Real Estate Business paid Magna $2.0 million to terminate the lease, and the termination payment is included in the Real Estate Business' "real estate properties, net" at September 30, 2008 on the Company's unaudited interim consolidated balance sheet. The Real Estate Business had not recognized any revenue under the lease of this property since May 31, 2007.

  During the three months ended March 31, 2008, the Real Estate Business and Magna also agreed to terminate the lease on a property in Canada. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount was collected in April 2008 and has been recognized by the Real Estate Business in "other gains, net" in the Company's unaudited interim consolidated financial statements for the nine months ended September 30, 2008.

(d)  Sale of MEC Real Estate to Joint Venture

  On April 2, 2008, one of MEC's European wholly-owned subsidiaries, Fontana Beteiligungs GmbH ("Fontana"), entered into an agreement to sell real estate with a carrying value of 0.2 million euros ($0.3 million) located in Oberwaltersdorf, Austria to Fontana Immobilien GmbH, an entity in which Fontana had a 50% joint venture equity interest, for 0.8 million euros ($1.2 million). The purchase price was originally payable in instalments according to the sale of apartment units by the joint venture and, in any event, was due no later than April 2, 2009. On August 1, 2008, Fontana sold its 50% joint venture equity interest in Fontana Immobilien GmbH to a related party. The sale price included nominal cash consideration equal to Fontana's initial capital contribution and a future profit participation in Fontana Immobilien GmbH. Fontana and Fontana Immobilien GmbH also agreed to amend the real estate sale agreement such that payment of the purchase price to Fontana was accelerated to, and paid on, August 7, 2008, resulting in a gain in the three and nine months ended September 30, 2008 of 0.6 million euros ($0.9 million), which is included in MEC's "gain on disposal of real estate".

(e)  MEC Real Estate Acquired by MID

  During the first quarter of 2007, MID acquired all of MEC's interests and rights in three real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario; a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland; and a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center. MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million and $35.0 million, respectively, for these interests and rights. In addition, MID granted MEC a profit participation right in respect of each property, which entitles MEC to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.

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  During the second quarter of 2007, MID acquired all of MEC's interest and rights in a 205 acre parcel of land located in Bonsall, California for cash consideration of approximately $24.0 million. In the three and nine months ended September 30, 2008, $0.1 million of cash consideration previously held back was released to MEC. The property currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC. MID is holding the property for future development and has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary entitlements and other approvals to permit the development of the property. The term of the lease is three years, subject to early termination by either party on four months written notice.

  At the Real Estate Business and MEC segment levels, these transactions have been recognized at the exchange amount, resulting in MEC recognizing a gain in the three-month and nine-month periods ended September 30, 2008 of $0.1 million (2007 — $0.1 million) and $0.1 million (2007 — $48.8 million), respectively, included in MEC's "gain on disposal of real estate". The effects of these transactions are eliminated from the Company's unaudited interim consolidated results of operations and financial position, except that $1.8 million of costs incurred by the Real Estate Business and MEC in conjunction with these transactions have been included in the consolidated "general and administrative" expenses in the nine months ended September 30, 2007.

(f)  Hurricane Katrina Relief Effort

  In October 2005, the Real Estate Business purchased 791 acres of land in Simmesport, Louisiana for $2.4 million. In the fourth quarter of 2005, the Real Estate Business committed to donating approximately 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts with charitable funding from Magna and other Canadian sources. In the second quarter of 2007, the Real Estate Business committed to donating the remaining 741 acres of land to the same not-for-profit organization. As a result, $2.0 million of costs associated with this further donation is included in the Real Estate Business' "general and administrative" expenses in the nine months ended September 30, 2007. The founding members and officers of the not-for-profit organization are officers and employees of MID and Magna.

20.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On July 10, 2008, the Ontario Divisional Court dismissed the appeal by Greenlight Capital, Inc. and certain of its affiliates of the October 2006 decision of the Ontario Superior Court of Justice dismissing Greenlight's oppression application against the Company and certain of its current and former directors and officers. The appeal hearing took place in April 2008.

(c)
MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of its racetracks. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(d)
On May 18, 2007, ODS Technologies, L.P., operating as TVG Network, filed a summons against MEC, HRTV, LLC and XpressBet, Inc. seeking an order that the defendants be enjoined from infringing certain patents relating to interactive wagering systems and an award of damages to compensate for the infringement. An Answer to Complaint, Affirmative Defences and Counterclaims have been filed on behalf of the defendants. The discovery and disposition process is ongoing and the final outcome related to this summons is uncertain.

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(e)
In addition to the letters of credit issued under the Company's credit facilities (notes 9 and 15), the Company had $4.1 million (Real Estate Business — $3.2 million; MEC — $0.9 million) of letters of credit issued with various financial institutions at September 30, 2008 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

(f)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries. At September 30, 2008, these indemnities amounted to $6.5 million, with expiration dates through 2009.

(g)
At September 30, 2008, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $5.0 million (Real Estate Business — $4.8 million; MEC — $0.2 million).

(h)
On March 4, 2007, MEC entered into a series of customer-focused agreements with CDI in order to enhance wagering integrity and security, to own and operate HRTV®, to buy and sell horseracing content, and to promote the availability of horseracing signals to customers worldwide. These agreements involved the formation of a joint venture, TrackNet Media, a reciprocal content swap agreement and the purchase by CDI from MEC of a 50% interest in HRTV®. TrackNet Media is the vehicle through which MEC and CDI horseracing content is made available to third parties, including racetracks, OTB facilities, casinos and advance deposit wagering ("ADW") companies. TrackNet Media purchases horseracing content from third parties and makes it available through the respective MEC and CDI outlets. Under the reciprocal content swap agreement, MEC and CDI exchange their respective horseracing signals. On March 4, 2007, HRTV, LLC was created, with an effective date of April 27, 2007, in order to facilitate the sale of 50% of HRTV® to CDI. Both MEC and CDI are required to make quarterly capital contributions, on an equal basis, until October 2009 to fund the operations of HRTV, LLC, however, MEC may, under certain circumstances, be responsible for additional capital commitments. As of September 30, 2008, MEC has not made any additional capital contributions. MEC's share of the required capital contributions to HRTV, LLC is expected to be approximately $7.0 million, of which $4.3 million had been contributed prior to September 30, 2008.

(i)
On December 8, 2005, legislation authorizing the operation of slot machines within existing, licensed Broward County, Florida pari-mutuel facilities that had conducted live racing or games during each of 2002 and 2003 was passed by the Florida Legislature. On January 4, 2006, the Governor of Florida signed the legislation into law and, subsequently, the Division of Pari-mutuel Wagering developed the governing rules and regulations. Prior to the opening of the slots facility at Gulfstream Park on November 15, 2006, MEC was awarded a gaming licence for slot machine operations at Gulfstream Park in October 2006 despite an August 2006 decision rendered by the Florida First District Court of Appeals that ruled that a trial is necessary to determine whether the constitutional amendment adopting the slots initiative was invalid because the petitions bringing the initiative forward did not contain the minimum number of valid signatures. Previously, a lower court decision had granted summary judgment in favour of "Floridians for a Level Playing Field" ("FLPF"), a group in which GPRA is a member. Though FLPF pursued various procedural options in response to the Florida First District Court of Appeals decision, the Florida Supreme Court ruled in late September 2007 that the matter was not procedurally proper for consideration by the court. Its order effectively remanded the matter to the trial court for a trial on the merits. MEC has disclosed that it expects that a trial on the merits will likely take an additional year or more to fully develop and that it could take as many as three years to achieve a full factual record and trial court ruling for an appellate court to review. At September 30, 2008, the carrying value of MEC's fixed assets related to the slots facility is approximately $25.1 million. If the matter is ultimately decided in a manner adverse to MEC, a write-down of these fixed assets may be required.

(j)
In May 2005, MEC entered into a Limited Liability Company Agreement with Forest City (collectively with MEC, the "Partnership Members") concerning the planned development of "The Village at Gulfstream Park™". That agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial use projects on a portion of the Gulfstream Park property. Under the Limited Liability Company Agreement, Forest City is

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  required to contribute up to a maximum of $15.0 million as an initial capital contribution. MEC is obligated to contribute 50% of any equity amounts in excess of $15.0 million as and when needed and, to September 30, 2008, MEC has contributed $4.2 million. At September 30, 2008, approximately $72.5 million of net costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded by a construction loan from a third party bank as well as equity contributions from MEC and Forest City. Included in MEC's "accounts payable and accrued liabilities" is an obligation of approximately $2.6 million reflecting MEC's unpaid share of equity contributions in excess of $15.0 million. If either of the Partnership Members fails to make required capital contributions when due, then the other Partnership Member may advance such funds to the Limited Liability Company, equal to the required capital contributions, as a recourse loan or as a capital contribution for which the capital accounts of the Partnership Members would be adjusted accordingly. The Limited Liability Company Agreement also contemplated additional agreements with MEC, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement, all of which have been executed. Upon the opening of The Village at Gulfstream Park™, annual cash receipts (adjusted for certain disbursements and reserves) will first be distributed to Forest City, subject to certain limitations, until the initial contribution accounts of the Partnership Members are equal. Thereafter, the cash receipts are generally expected to be distributed to the Partnership Members equally, provided they maintain their equal interest in the partnership. The annual cash payments made to Forest City to equalize the Partnership Members' initial contribution accounts will not exceed the amount of annual ground rent otherwise payable to a subsidiary of MEC.

(k)
On September 28, 2006, certain of MEC's affiliates entered into definitive operating agreements with Caruso regarding the proposed development of The Shops at Santa Anita on approximately 51 acres of excess land surrounding Santa Anita Park. Westfield Corporation ("Westfield"), a developer of a neighbouring parcel of land, has challenged the manner in which the entitlement process for such development has proceeded. On May 16, 2007, Westfield commenced civil litigation in the Los Angeles Superior Court in an attempt to overturn the Arcadia City Council's approval and granting of entitlements related to the construction of The Shops at Santa Anita. In addition, on May 21, 2007, Arcadia First! filed a petition against the City of Arcadia to overturn the entitlements and named MEC and certain of its subsidiaries as parties of interest. The first hearings on the merits of the petitioners' claims were heard in May 2008. On July 23, 2008, the court issued a tentative opinion in favour of the petitioners in part, concluding that eleven parts of the final environmental impact report were deficient. On September 29, 2008, the court heard the respondents' motion to vacate the tentative opinion and to enter a new and different decision. That motion was denied and the court declared its tentative opinion to be its final decision. The respondents are considering whether to amend and supplement the environmental impact report in an attempt to cure the eleven defects or, in the alternative, to file a notice of appeal. The last day to file an appeal is December 16, 2008. As a result of this legal challenge, development efforts may be delayed or suspended. Under an April 2004 Letter of Intent, MEC is also exploring the possibility of a joint venture with Caruso to develop excess lands surrounding Golden Gate Fields. To September 30, 2008, MEC has expended $10.7 million on these development initiatives, of which $0.7 million was paid in the nine months ended September 30, 2008. These amounts have been included in MEC's "real estate properties, net" on the Company's consolidated balance sheets. Under the terms of these arrangements, MEC may be responsible to fund additional costs. However, to September 30, 2008, no such payments have been made.

(l)
In November 2006, MEC sold its wholly-owned interest in The Meadows, a standardbred racetrack in Pennsylvania, to PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC (together, "Millennium-Oaktree"). On closing, MEC received cash consideration of $171.8 million, net of transaction costs of $3.2 million, and a $25.0 million holdback note payable to MEC over a five-year period, subject to offset for certain indemnification obligations (the "Meadows Holdback Note"). Based on the indemnification obligations and other terms pertaining to the Meadows Holdback Note, the Meadows Holdback Note will be recognized in the consolidated financial statements upon the settlement of the indemnification obligations and as payments are received.

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  The parties also entered into a racing services agreement whereby MEC pays $50 thousand per annum and continues to operate, for its own account, the racing operations at The Meadows until at least July 2011. On December 12, 2007, Cannery Casino Resorts, LLC, the parent company of Millennium-Oaktree, announced it had entered into an agreement to sell Millennium-Oaktree to Crown Limited. If the deal is consummated, either party to the racing services agreement will have the option to terminate the arrangement. $5.6 million of the gain from the sale of The Meadows was initially deferred and included in MEC's "other long-term liabilities" representing the estimated net present value of the future operating losses expected over the term of the racing services agreement. Such amount is being recognized as a reduction of "general and administrative" expenses in MEC's results of operations over the term of the racing services agreement. Effective January 1, 2008, The Meadows entered into an agreement with the Meadows Standardbred Owners Association, which expires on December 31, 2009, whereby the horsemen will make contributions to subsidize backside maintenance and marketing expenses at The Meadows. As a result, the estimated operating losses expected over the remaining term of the racing services agreement have been revised, resulting in an additional $2.0 million of previously deferred gains being recognized in MEC's "other gains, net" for the nine months ended September 30, 2008.

  Until December 25, 2007, The Meadows participated in a multi-employer defined benefit pension plan for which the pension plan's total vested liabilities exceeded the plan's assets. The New Jersey Sports & Exposition Authority previously withdrew from the pension plan effective November 1, 2007. As the only remaining participant in the pension plan, The Meadows withdrew from the pension plan effective December 25, 2007, which constituted a mass withdrawal. An updated actuarial valuation is in the process of being obtained, however, based on allocation information provided by the plan, the estimated withdrawal liability of The Meadows is approximately $6.2 million. This liability may be satisfied by annual payments of approximately $0.3 million. As part of the indemnification obligations provided for in the Meadows Holdback Note, the mass withdrawal liability that has been triggered as a result of The Meadows' withdrawal from the plan will be set-off against the amount owing to MEC under the Meadows Holdback Note.

(m)
MJC was party to agreements with the Maryland Thoroughbred Horsemen's Association ("MTHA") and the Maryland Breeders' Association, which expired on December 31, 2007, under which the horsemen and the breeders each contributed 4.75% of the costs of simulcasting to MJC. On August 28, 2008, MJC entered into an agreement under which the MTHA paid $0.6 million as an expense contribution towards the costs associated with simulcasting at MJC. In return, MJC agreed to conduct 65 live racing days during the period from September 4, 2008 to December 31, 2008, maintain overnight purses at an average of $160 thousand per day during the aforementioned period, and maintain stabling facilities at Laurel Park and the Bowie Training Center during the aforementioned period.

(n)
On February 12, 2008, MEC received notice from the Nasdaq Stock Market ("Nasdaq") advising that, in accordance with Nasdaq Marketplace Rule 4450(e)(2), MEC had until August 11, 2008 to regain compliance with the minimum bid price required for the continued listing of the MEC Class A Stock on Nasdaq, as set forth in Nasdaq Marketplace Rule 4450(a)(5). MEC received this notice because the bid price of its publicly held MEC Class A Stock closed below the $1.00 per share minimum for 30 consecutive business days prior to February 12, 2008.

  In order to provide MEC with flexibility in addressing market-related issues affecting its capitalization and to address the Nasdaq continuous listing requirements, MEC's Board of Directors adopted a resolution, approved by MEC stockholders on May 6, 2008, to amend MEC's Certificate of Incorporation to permit a one-time reverse stock split of MEC's Class A Stock and MEC Class B Stock, prior to May 6, 2009, in any whole number consolidated ratio from 1:10 to 1:20. Effective July 22, 2008, MEC completed a reverse stock split of its Class A Stock and Class B Stock utilizing a 1:20 consolidation ratio. On August 5, 2008, MEC received notice from Nasdaq that it had regained compliance with the minimum bid continued listing requirement and the matter had been closed.

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  As a result of the reverse stock split, every twenty shares of MEC Class A Stock and MEC Class B Stock have been consolidated into one share of MEC Class A Stock and MEC Class B Stock, respectively. The reverse stock split affects all shares of common stock, stock options and convertible securities of MEC outstanding prior to the effective date. The 58.6 million outstanding shares of MEC Class A Stock (4.4 million of which were held by MID) and 58.4 million outstanding shares of MEC Class B Stock (all of which were held by MID) were reduced to 2.9 million shares of MEC Class A Stock (0.2 million of which are held by MID) and 2.9 million shares of MEC Class B Stock (all of which continue to be held by MID), respectively.

  Because the reverse stock split applies to all issued shares of MEC Class A Stock and MEC Class B Stock, it did not alter the relative rights and preferences of MID's interest in MEC, nor did it affect MID's proportionate equity or voting interest in MEC, except to the extent the reverse stock split resulted in fractional shares being cashed out. The Company recorded a gain of $19 thousand, included in "other gains" reported under the MEC segment for the three and nine months ended September 30, 2008 in association with fractional shares of MEC Class A Stock redeemed pursuant to MEC's reverse stock split.

  As a result of the reverse stock split, the conversion price for which each of MEC's $150.0 million of 8.55% convertible subordinated notes and $75.0 million of 7.25% convertible subordinated notes are convertible into shares of MEC Class A Stock has been adjusted from $7.05 and $8.50 per share, respectively, to $141.00 and $170.00 per share, respectively.

(o)
On May 8, 2008, one of MEC's wholly-owned subsidiaries, Los Angeles Turf Club, Incorporated, commenced civil litigation in the District Court in Los Angeles for breach of contract. It is seeking damages in excess of $8.4 million from Cushion Track Footing USA, LLC and other defendants for failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended. The defendants were served with the complaint and filed a motion to dismiss the action for lack of personal jurisdiction. On October 22, 2008, the presiding judge denied the defendant's motions, such that they are now required to file answers to the complaint within 20 days of the judge's decision.

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Corporate Information

Board of Directors	Officers	Office Locations

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman and Chief Executive Officer
Senator Rod A.A. Zimmer
Lead Director
Member of the Senate of Canada and President of The Gatehouse Corporation
Barry B. Byrd
Partner, Pineiro Byrd PLLC
Franz Deutsch
President, Austrian Canadian Business Club
Philip K. Fricke
President, PKF Financial Consultants, Inc.
Benjamin Hutzel
Partner, Bennett Jones LLP
Manfred Jakszus
Corporate Director
Heribert Polzl
President, H. Polzl Consulting Ltd.
Judson D. Whiteside
Senior Partner
Miller Thomson LLP

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman and Chief Executive Officer
Don Cameron
Chief Operating Officer
Richard J. Crofts
Executive Vice-President,
Corporate Development,
General Counsel and Secretary
Richard J. Smith
Executive Vice-President and Chief
Financial Officer
Robert S. Mintzberg
Vice-President and Controller
Douglas B. Nathanson
Vice-President and
Associate General Counsel

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada    L4G 7K1
Phone: (905) 726-2462
Fax: (905) 726-7167
www.magnaentertainment.com
 United States
285 West Huntington Drive
Arcadia, California, USA 91007
Phone: (626) 574-7223

Transfer Agents and Registrars	Exchange Listings
Canada Computershare Trust Company of Canada 100 University Avenue	Class A Subordinate Voting Shares	– Toronto Stock Exchange (MIM.A) – New York Stock Exchange (MIM)
Toronto, Ontario, Canada M5J 2Y1 Phone: 1-800-564-6253 www.computershare.com	Class B Shares	– Toronto Stock Exchange (MIM.B)
United States Computershare Trust Company N.A. 350 Indiana Street Golden, Colorado, USA 80801 Phone: (303) 262-0600

Please refer to our website (www.midevelopments.com) for information on MID's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Investor Relations Queries	Publicly Available Documents
Richard J. Smith Executive Vice-President and Chief Financial Officer (905) 726-7507
Copies of the financial statements for the year ended December 31, 2007 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com

QuickLinks

  Exhibit 1
MI DEVELOPMENTS ANNOUNCES 2008 THIRD QUARTER RESULTS